As filed with the Securities and Exchange Commission on October 4, 2016

Registration No. 333-213784

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Acacia Communications, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3674	27-0291921
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Three Mill and Main Place, Suite 400

Maynard, Massachusetts 01754

(978) 938-4896

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Murugesan Shanmugaraj

President and Chief Executive Officer

Acacia Communications, Inc.

Three Mill and Main Place, Suite 400

Maynard, Massachusetts 01754

(978) 938-4896

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark G. Borden, Esq.

David A. Westenberg, Esq.

Jason L. Kropp, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Telephone: (617) 526-6000

Telecopy: (617) 526-5000

Janene I. Ásgeirsson, Esq.

Vice President, General Counsel and Secretary

Acacia Communications, Inc.

Three Mill and Main Place, Suite 400

Maynard, Massachusetts 01754

Telephone: (978) 938-4896

Telecopy: (978) 938-4899

Mark T. Bettencourt, Esq. Joseph C. Theis, Jr., Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 Telephone: (617) 570-1000 Telecopy: (617) 523-1231

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Class of Securities to be Registered	Number of Shares to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common Stock, par value $0.0001 per share	5,175,000	$101.05	$522,933,750	$60,609.00

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low sales price of the registrant’s common stock as reported on the NASDAQ Global Select Market on October 3, 2016.
(3)	A registration fee of $45,315 was previously paid in connection with the Registration Statement. An additional $15,294 is paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 4, 2016

PRELIMINARY PROSPECTUS

4,500,000 Shares

Common Stock

Acacia Communications, Inc. is offering 1,210,302 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering 3,289,698 shares. Acacia Communications will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “ACIA.” The last reported sale price of our common stock on the Nasdaq Global Select Market on October 3, 2016 was $99.50 per share.

As an “emerging growth company,” we are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to the public	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Acacia Communications	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” beginning on page 132 of this prospectus for a description of the compensation paid to underwriters.

To the extent that the underwriters sell more than 4,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 675,000 shares from certain of the selling stockholders at the same terms set forth above. See “Underwriting.”

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2016.

Goldman, Sachs & Co.	BofA Merrill Lynch	Deutsche Bank Securities	Morgan Stanley

Needham & Company	Cowen and Company	William Blair	Northland Capital Markets

Prospectus dated                 , 2016

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus that we file with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: None of us, the selling stockholders, or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 12, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Acacia Communications,” “Acacia,” “our company,” “we,” “us” and “our” in this prospectus to refer to Acacia Communications, Inc. and its subsidiaries.

Overview

Our mission is to deliver high-speed coherent optical interconnect products that transform communications networks, relied upon by cloud infrastructure operators and content and communication service providers, through improvements in performance and capacity and a reduction in associated costs. By converting optical interconnect technology to a silicon-based technology, a process we refer to as the siliconization of optical interconnect, we believe we are leading a disruption that is analogous to the computing industry’s integration of multiple functions into a microprocessor. Our products include a series of low-power coherent digital signal processor application-specific integrated circuits, or DSP ASICs, and silicon photonic integrated circuits, or silicon PICs, which we have integrated into families of optical interconnect modules with transmission speeds ranging from 40 to 400 gigabits per second, or Gbps, for use in long-haul, metro and inter-data center markets. We are also developing optical interconnect modules that will enable transmission speeds of one terabit (1,000 gigabits) per second and more. Our modules perform a majority of the digital signal processing and optical functions in optical interconnects and offer low power consumption, high density and high speeds at attractive price points. Through the use of standard interfaces, our modules can be easily integrated with customers’ network equipment. The advanced software in our modules enables increased configurability and automation, provides insight into network and connection point characteristics and helps identify network performance problems, all of which increase flexibility and reduce operating costs.

Our modules are rooted in our low-power coherent DSP ASICs and/or silicon PICs, which we have specifically developed for our target markets. Our coherent DSP ASICs are manufactured using complementary metal oxide semiconductor, or CMOS, and our silicon PICs are manufactured using a CMOS-compatible process. CMOS is a widely-used and cost-effective semiconductor process technology. Using CMOS to siliconize optical interconnect technology enables us to continue to integrate increasing functionality into our products, benefit from higher yields and reliability associated with CMOS and capitalize on regular improvements in CMOS performance, density and cost. Our use of CMOS also enables us to use outsourced foundry services rather than requiring custom fabrication to manufacture our products. In addition, our use of CMOS and CMOS compatible processes enables us to take advantage of the major investments in manufacturing and the technology and integration improvements driven by other computer and communications markets that rely on CMOS.

Our engineering and management teams have extensive experience in optical systems and networking, digital signal processing, large-scale ASIC design and verification, silicon photonic integration, system software development, hardware design and high-speed electronics design. This broad expertise in a range of advanced technologies, methodologies and processes enhances our innovation, design and development capabilities and has enabled us to develop and introduce ten optical interconnect modules, five coherent DSP ASICs and three silicon PICs since 2009. Our sixth coherent DSP ASIC is currently under development and anticipated to be introduced in the fourth quarter of 2016. In the course of our product development cycles, we continuously engage with our customers as they design their current and next-generation network equipment, which provides us with insights into current and future market needs.

We sell our products through a direct sales force to leading network equipment manufacturers. The number of customers who have purchased and deployed our products has increased from eight in 2011 to more than 25 during the twelve months ended June 30, 2016. We have experienced rapid revenue growth over the last several years. Our revenue for 2015 was $239.1 million, a 63.5% increase from $146.2 million of revenue in 2014. Our revenue for the six months ended June 30, 2016 was $200.7 million, a 91.0% increase from $105.1 million of revenue in the six months ended June 30, 2015. In 2015, we generated net income of $40.5 million and our adjusted EBITDA was $47.5 million, compared to net income of $13.5 million and adjusted EBITDA of $20.4 million in 2014. For the six months ended June 30, 2016, we generated net income of $32.2 million and our adjusted EBITDA was $52.6 million, compared to net income of $9.0 million and adjusted EBITDA of $17.7 million for the six months ended June 30, 2015. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for more information regarding our use of adjusted EBITDA and other non-GAAP financial measures and a reconciliation of adjusted EBITDA to net income.

Industry Background

According to Cisco’s VNI Complete Forecast Highlights Report, dated June 2016, or the VNI Report, global Internet protocol, or IP, traffic is projected to nearly triple from 2.4 exabytes per day in 2015 to 6.4 exabytes per day in 2020, representing a 22% compound annual growth rate, or CAGR. This growth is expected to be driven by a variety of factors, including increased data and video consumption, growth in mobile and 4G/LTE communications, proliferation of cloud services, changing traffic patterns in metro and inter-data center networks, and adoption of the “Internet of Things.” To satisfy this growth in demand for bandwidth, cloud infrastructure operators and content and communications service providers, which we refer to collectively as cloud and service providers, are investing in the capacity and performance of their network equipment.

The table below outlines the principal types of networks and estimated annual spend on high-speed optical network hardware related to the long-haul, metro and inter-data center markets, as described in the ACG 1H-2016 Worldwide Optical Infrastructure and Worldwide Data Center Interconnect (DCI) forecast:

		Estimated Spend
Network Type	Description	2015	Forecast for 2020	CAGR
Long-haul	Distances greater than 1,500 km, and subsea connections	$4.6 billion	$6.9 billion	8.3%

Metro	Distances less than 1,500 km connecting regions and cities	$6.1 billion	$9.6 billion	9.3%

Inter-data center	Various lengths connecting large data centers	$1.0 billion	$4.2 billion	32.1%

Importance of Optical Interconnect Technologies

Optical equipment that interfaces directly with fiber relies on optical interconnect technologies that take digital signals from network equipment, perform signal processing to convert these digital signals to optical signals for transmission over a fiber network, and then perform the reverse functions on the receive side. These technologies also incorporate advanced signal processing that can monitor, manage and reduce errors and signal impairment in the fiber connection between the transmit and receive sides. Advanced optical interconnect technologies can enhance network performance by improving the capabilities and increasing the capacities of optical equipment and routers and switches, while also reducing operating costs. The key characteristics of advanced optical interconnect technologies that dictate performance and capacity include speed, density, robustness, power consumption, automation and manageability.

Our Solution—The Siliconization of Optical Interconnect

We have developed families of high-speed coherent optical interconnect products that reduce the complexity and cost of optical interconnect technology, while simultaneously improving network performance and the pace of innovation in the optical networking industry. Our optical interconnect solution includes sophisticated modules that perform a majority of the digital signal processing and optical functions required to process network traffic at transmission speeds of 100 Gbps and above in long-haul, metro and inter-data center networks. These modules meet the needs of cloud and service providers for optical interconnect products in a simple, open, high-performance form factor that can be easily integrated in a cost-effective manner with existing network equipment.

Our interconnect products are powered by our internally developed and purpose-built coherent DSP ASICs and/or silicon PICs. Our coherent DSP ASICs and silicon PICs are engineered to work together and each integrates numerous signal processing and optical transmission functions that together deliver a complete, cost-effective high-speed coherent optical interconnect solution in a small footprint that requires low power and provides significant automation and management capabilities. We believe that our highly integrated optical interconnect modules, which are based on our coherent DSP ASIC and silicon PIC, were, at the time market introduction, the industry’s first interconnect modules to deliver transmission speeds of 100 Gbps and higher. Prior to the introduction of our highly integrated optical interconnect modules, we believe that these transmission speeds were not possible in modules in an industry standard form factor without sacrificing signal quality or other performance characteristics.

Our Competitive Strengths

We believe the following strengths will enable us to maintain and extend our position in the high-speed optical interconnect market:

•	Leading provider of high-speed integrated optical interconnect modules. We believe we are the first independent vendor to introduce at commercial scale both a coherent DSP ASIC and a silicon PIC integrated into an optical interconnect module capable of transmission speeds of 100 Gbps and above.

•	Track record of rapid innovation driven by advanced design methodologies. Our development capabilities and advanced design methodologies have enabled us to introduce ten optical interconnect modules, five coherent DSP ASICs and three silicon PICs since 2009. Our sixth coherent DSP ASIC is currently under development and anticipated to be introduced in the fourth quarter of 2016.

•	Leveraging the strength of CMOS for photonics. By using CMOS as the basis for both our coherent DSP ASICs and silicon PICs, our products achieve significant improvements in density and cost and benefit from ongoing advances in CMOS.

•	Proprietary software framework enables simplified configuration and deployment. Our software framework is key to increasing the performance of and reducing the capital expenditures and operating expenses associated with high-speed networks, and enables our customers to integrate our products easily into their existing networks.

•	Customer collaboration provides deep understanding of market needs. We collaborate closely with our customers, as well as directly with many cloud and service providers, which allows us to better understand their needs and anticipate next generation product and service requirements.

•	Strong management and engineering teams with significant industry expertise. Our management and engineering teams, of which our founders remain a key part, include personnel with extensive experience in optical systems and networking, digital signal processing, large-scale ASIC design and verification, silicon photonic integration, system software development, hardware design and high-speed electronics design.

Our Growth Strategy

Our goal is to become the leading provider of high-speed optical interconnect technology that underpins the world’s data and communication networks. To grow our business and achieve our vision, we are pursuing the following strategies:

•	Continue to innovate and extend our technology leadership. We intend to continue to invest in our technology to deliver innovative and high-performance DSP ASICs, silicon PICs and optical interconnect modules and to identify and solve challenging optical interconnect needs.

•	Increase penetration within our existing customer base. As we continue to enhance and expand our product families, and as our existing customers seek to expand and improve their network equipment technology, we expect to generate additional revenue through sales to these customers.

•	Continue to expand customer base. We believe that the benefits of our solution, supported by the success of existing customers as references, will drive more network equipment manufacturers to purchase their optical interconnect products from us.

•	Grow into adjacent markets. We believe that growth in fiber optics-based communications is likely to accelerate and that this growth, together with expansion in other markets that depend on high-speed networking capabilities, such as intra-data center and network access markets, will result in demand for additional applications for our products.

•	Selectively pursue strategic investments or acquisitions. Although we expect to focus our growth strategy on expanding our market share organically, we may pursue future investments or acquisitions that complement our existing business.

Recent Developments

We are currently in the process of finalizing our financial results for the three months ended September 30, 2016. Based on preliminary unaudited information and management estimates for the three months ended September 30, 2016, and subject to the completion of our financial closing procedures, we expect revenue of $130 million to $133 million, GAAP net income of $28 million to $31 million, non-GAAP net income of $34 million to $37 million, GAAP diluted earnings per share of $0.68 to $0.75 and non-GAAP diluted earnings per share of $0.83 to $0.90 for the three months ended September 30, 2016.

We have provided ranges for our preliminary results because our financial closing procedures for the three months ended September 30, 2016 are not yet complete. The above information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public

Accountants with respect to projected financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expectations for the three months ended September 30, 2016. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the above information, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the above information. In addition, the foregoing information is subject to revision as we complete our financial closing procedures for the three months ended September 30, 2016. The results and other disclosures for the three months ended September 30, 2016 may differ materially from the above information as a result of, among other things, the important factors discussed under “Risk Factors” and elsewhere in this prospectus. We disclaim any obligation to update these forward-looking statements.

The above information should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, the above information is not necessarily indicative of the results to be achieved for any future period and is subject to risks and uncertainties, many of which are not within our control. The above information should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for a definition of non-GAAP net income and non-GAAP diluted earnings per share, a reconciliation in the form of a range of non-GAAP net income and non-GAAP diluted earnings per share to their nearest GAAP equivalents and information regarding our use of non-GAAP financial measures.

Risks Associated with Our Business

You should consider carefully the risks described under the “Risk Factors” section beginning on page 12 and elsewhere in this prospectus. These risks, which include the following, could materially and adversely affect our business, financial condition, operating results, cash flow and prospects, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment:

•	We have a history of operating losses, and we may not maintain or increase our profitability.

•	Our limited operating history makes it difficult to evaluate our current business and future prospects.

•	We depend on a limited number of customers for a significant percentage of our revenue and the loss or temporary loss of a major customer could harm our financial condition. One such customer, ZTE Kangxun Telecom Co. Ltd., is currently subject to U.S. Department of Commerce restrictions that could prevent any sales to this customer after November 28, 2016.

•	Our revenue growth is substantially dependent on our successful development and release of new products.

•	We depend on third parties for a significant portion of the fabrication, assembly and testing of our products.

•	We depend on a limited number of suppliers, some of which are sole sources, and our business could be disrupted if they are unable to meet our needs.

•	Our revenue growth rate in recent periods may not be indicative of our future growth or performance.

•	We may not be able to maintain or improve our gross margins.

•	We generate a significant portion of our revenue from international sales and therefore are subject to additional risks associated with our sales to foreign customers and other international operations.

•	Quality control problems in manufacturing could result in delays in product shipments to customers or in quality problems with our products.

•	Our sales cycles can be long and unpredictable, and our sales efforts require considerable effort and expense, so our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

•	If our products are found to infringe the intellectual property rights of others, we could be required to obtain a license to use the infringed technology from third parties, or we may be prohibited from selling certain products in the future.

Our Corporate Information

We were incorporated in the State of Delaware in June 2009. Our principal executive offices are located at Three Mill and Main Place, Suite 400, Maynard, MA 01754, and our telephone number at that address is (978) 938-4896. Our website address is www.acacia-inc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Acacia Communications®,” “Acacia®,” our logo, and other trademarks or tradenames of Acacia Communications, Inc. appearing in this prospectus are our property. This prospectus also contains trademarks and trade names of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements of holding a non-binding advisory votes on executive compensation or stockholder approval with respect to golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions up until December 31, 2021 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	1,210,302 shares

Common stock offered by the selling stockholders	3,289,698 shares

Common stock to be outstanding after this offering	37,049,477 shares

Underwriters’ option to purchase additional shares of common stock	675,000 shares from certain of the selling stockholders

Use of proceeds	We intend to use the net proceeds of this offering for working capital and general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds” for more information.

Dividend policy	We intend to retain all future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on our common stock. See “Dividend Policy” for more information.

Risk factors	You should read the “Risk Factors” section and other information included in this prospectus for a discussion of factors to consider before deciding to invest in shares of our common stock.

Nasdaq Global Select Market symbol	“ACIA”

The number of shares of our common stock to be outstanding after this offering is based on 35,839,175 shares of common stock outstanding as of September 15, 2016 and excludes:

•	2,734,453 shares of common stock issuable upon the exercise of options outstanding under our 2009 Stock Plan and our 2016 Equity Incentive Plan, which are referred to as our equity incentive plans, as of September 15, 2016, with a weighted-average exercise price of $6.10 per share;

•	2,493,840 shares of common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding under our equity incentive plans as of September 15, 2016;

•	245,000 shares of common stock issuable upon the exercise of warrants outstanding as of September 15, 2016, with a weighted-average exercise price of $1.61 per share; and

•	2,603,140 shares of common stock reserved for future issuance under our equity incentive plans, including 1,903,140 shares of common stock reserved for issuance under our 2016

Equity Incentive Plan and 700,000 shares of common stock reserved for issuance under our Amended and Restated 2016 Employee Stock Purchase Plan as of September 15, 2016. Our 2016 Equity Incentive Plan also provides for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation—Stock Option and Other Compensation Plans.”

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise of outstanding options or warrants; and

•	no exercise by the underwriters of their option to purchase up to an additional 675,000 shares from certain of the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary consolidated financial and other data for our business for the periods indicated. The summary consolidated statements of operations data presented below for the years ended December 31, 2014 and 2015 have been derived from our audited financial statements appearing elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated statements of operations data presented below for the year ended December 31, 2013 have been derived from our audited financial statements not appearing in this prospectus. The summary statements of operations data for the six months ended June 30, 2015 and 2016 and the balance sheet data as of June 30, 2016 have been derived from our unaudited consolidated financial statements for those periods included elsewhere in this prospectus, and except as described in the notes thereto, have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that information for such periods. Our historical results are not necessarily indicative of the results to be expected in the future and the results for any interim period are not necessarily indicative of the results to be expected in the full year. You should read this summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$77,652	$146,234	$239,056	105,090	200,681
Cost of revenue(1)	47,983	93,558	145,350	68,081	111,323

Gross profit	29,669	52,676	93,706	37,009	89,358
Operating expenses:
Research and development(1)	24,248	28,471	38,645	16,723	37,253
Sales, general and administrative(1)	5,099	6,615	13,124	5,055	12,703
Loss on disposal of property and equipment	745	108	—	—	—

Total operating expenses	30,092	35,194	51,769	21,778	49,956

(Loss) income from operations	(423)	17,482	41,937	15,231	39,402

Total other expense, net	(770)	(1,029)	(2,132)	(1,408)	(3,411)

(Loss) income before income taxes	(1,193)	16,453	39,805	13,823	35,991
Provision (benefit) for income taxes	—	2,933	(715)	4,779	3,796

Net (loss) income	(1,193)	13,520	40,520	9,044	32,195

Net (loss) income attributable to common stockholders—basic(2)	$(4,971)	$1,728	$7,597	$1,419	$13,006

Net (loss) income attributable to common stockholders—diluted(2)	$(4,971)	$1,728	$7,597	$1,419	$13,006

Net (loss) income per share attributable to common stockholders(2):
Basic	$(1.12)	$0.31	$1.18	$0.23	$0.95

Diluted	$(1.12)	$0.23	$0.91	$0.18	$0.77

Weighted-average shares used to compute net (loss) income per share attributable to common stockholders:
Basic	4,429	5,629	6,429	6,274	13,751

Diluted	4,429	7,447	8,311	7,973	16,927

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands, except per share amounts)
Other Operational and Financial Data:
Non-GAAP gross profit(3)	$29,694	$52,693	$93,781	$37,027	$90,050
Non-GAAP income from operations(3)	$1,081	$17,889	$42,762	$15,546	$48,863
Non-GAAP net income(3)	$405	$14,410	$32,310	$10,979	$43,452
Adjusted EBITDA(3)	$3,550	$20,395	$47,495	$17,669	$52,605

	As of June 30, 2016
	Actual	As adjusted(4)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$159,009	$274,119
Working capital	189,519	304,629
Total assets	296,225	411,335
Total liabilities	74,942	74,942
Total stockholders’ equity	221,283	336,393

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Cost of revenue	$25	$17	$75	$18	$692
Research and development	960	258	561	218	5,578
Sales, general and administrative	519	132	189	79	3,191

Total stock-based compensation	$1,504	$407	$825	$315	$9,461

(2)	See Notes 2, 3 and 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net (loss) income per share attributable to common stockholders, basic and diluted.
(3)	See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for information regarding our use of non-GAAP financial measures and a reconciliation of such measures to their nearest GAAP equivalents.
(4)	The as adjusted column in the consolidated balance sheet data table above assumes our sale of 1,210,302 shares of common stock in this offering at an assumed public offering price of $99.50 per share, the last reported sale price of our stock on the Nasdaq Global Select Market on October 3, 2016, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. Our business, financial condition, operating results, cash flow and prospects could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of operating losses, and we may not maintain or increase our profitability.

Although we were profitable in 2014, 2015 and the six months ended June 30, 2016, we incurred operating losses in 2009 through 2013. We may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to maintain profitability, the market value of our stock may decline, and you could lose all or a part of your investment.

Our limited operating history makes it difficult to evaluate our current business and future prospects and may increase the risk associated with your investment.

We were founded in 2009 and shipped our first products in 2011. Our limited operating history, combined with the rapidly evolving and competitive nature and consolidation of our industry, suppliers, manufacturers and customers, makes it difficult to evaluate our current business and future prospects. We have encountered and may continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including unpredictable and volatile revenues and increased expenses as we continue to grow our business. If we do not manage these risks and overcome these difficulties successfully, our business, financial condition, results of operations and prospects could be adversely affected, and the market price of our common stock could decline. Further, we have limited historic financial data, and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

Since we began commercial shipments of our products, our revenue, gross profit and results of operations have varied and are likely to continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. It is difficult for us to accurately forecast our future revenue and gross profit and plan expenses accordingly and, therefore, it is difficult for us to predict our future results of operations.

We depend on a limited number of customers for a significant percentage of our revenue and the loss or temporary loss of a major customer for any reason, including as a result of U.S. Department of Commerce restrictions currently applied to our largest customer, could harm our financial condition.

We have historically generated most of our revenue from a limited number of customers. In 2013, 2014, 2015 and the six months ended June 30, 2015 and 2016, our five largest customers in each period (which differed by period) collectively accounted for 79.5%, 77.7%, 72.6%, 79.2% and 79.8% of our revenue, respectively. In 2013, 2014, 2015 and the six months ended June 30, 2015 and 2016, ADVA Optical Networking North America, Inc. accounted for 13.6%, 23.4%, 22.2%, 28.8% and 23.6% of our revenue, respectively, and ZTE Kangxun Telecom Co. Ltd., or ZTE, accounted for 32.1%,

35.4%, 27.6%, 29.0% and 37.9% of our revenue, respectively. In addition, during 2015 and the six months ended June 30, 2015 and 2016, Coriant, Inc. accounted for 13.1%, 12.0% and 10.7% of our revenue, respectively, and during 2013, Alcatel-Lucent accounted for 19.2% of our revenue. As a consequence of the concentrated nature of our customer base, our quarterly revenue and results of operations may fluctuate from quarter to quarter and are difficult to estimate, and any cancellation of orders or any acceleration or delay in anticipated product purchases or the acceptance of shipped products by our larger customers or any government-mandated inability to sell to any of our larger customers could materially affect our revenue and results of operations in any quarterly period.

For example, on March 8, 2016, the U.S. Department of Commerce published a final rule in the Federal Register that amended the Export Administration Regulations by adding ZTE, its parent company and two other affiliated entities to the “Entity List,” for actions contrary to the national security and foreign policy interests of the United States. This rule imposed new export licensing requirements on exports, reexports, and in-country transfers of all U.S.-regulated products, software and technology to the designated ZTE entities, which had the practical effect of preventing us from making any sales to ZTE. On March 24, 2016, the U.S. Department of Commerce issued a temporary general license suspending the enhanced export licensing requirements for ZTE and one of its designated affiliates through June 30, 2016, thereby enabling us to resume sales to ZTE. On June 28, 2016, the U.S. Department of Commerce extended the temporary general license through August 30, 2016. On August 19, 2016, the U.S. Department of Commerce further extended the temporary general license through November 28, 2016. There can be no guarantee that the U.S. Department of Commerce will extend this temporary general license beyond the November 28, 2016 expiration date or permit any sales to the designated ZTE entities after this temporary general license expires. This or future regulatory activity may materially interfere with our ability to make sales to ZTE or any of its affiliates or other customers. The loss or temporary loss of ZTE as a result of this or future regulatory activity could materially harm our business, financial condition, results of operations and prospects.

We may be unable to sustain or increase our revenue from our larger customers or offset the discontinuation of concentrated purchases by our larger customers with purchases by new or existing customers. We expect that such concentrated purchases will continue to contribute materially to our revenue for the foreseeable future and that our results of operations may fluctuate materially as a result of such larger customers’ buying patterns. For example, in the fourth quarter of 2014, our revenue was adversely affected by a delay in anticipated purchases by two customers. In addition, we have seen and may in the future see consolidation of our customer base which could result in loss of customers or reduced purchases. The loss or temporary loss of such customers, or a significant delay or reduction in their purchases, could materially harm our business, financial condition, results of operations and prospects.

Our revenue growth is substantially dependent on our successful development and release of new products.

The markets for our products are characterized by changes and improvements in existing technologies and the introduction of new technology approaches. The future of our business will depend in large part upon the continuing relevance of our technological capabilities, our ability to interpret customer and market requirements in advance of product deliveries and our ability to introduce in a timely manner new products that address our customers’ requirements for more cost-effective bandwidth solutions. The development of new products is a complex process, and we may experience delays and failures in completing the development and introduction of new products. Our successful product development depends on a number of factors, including the following:

•	the accurate prediction of market requirements, changes in technology and evolving standards;

•	the availability of qualified product designers and technologies needed to solve difficult design challenges in a cost-effective, reliable manner;

•	our ability to design products that meet customers’ cost, size, acceptance and specification criteria and performance requirements;

•	our ability to manufacture new products with acceptable quality and manufacturing yields in a sufficient quantity to meet customer demand and according to customer needs;

•	our ability to offer new products at competitive prices;

•	our dependence on suppliers to deliver in a timely manner materials that are critical components of our products;

•	our dependence on third-party manufacturers to successfully manufacture our products;

•	the identification of and entry into new markets for our products;

•	the acceptance of our customers’ products by the market and the lifecycle of such products; and

•	our ability to deliver products in a timely manner within our customers’ product planning and deployment cycle.

A new product development effort may last two years or longer, and requires significant investments in engineering hours, third-party development costs, prototypes and sample materials, as well as sales and marketing expenses, which will not be recouped if the product launch is unsuccessful. We may not be able to design and introduce new products in a timely or cost-efficient manner, and our new products may be more costly to develop, may fail to meet the requirements of the market or our customers, or may be adopted by customers slower than we expect. In that case, we may not reach our expected level of production orders and may lose market share, which could adversely affect our ability to sustain our revenue growth or maintain our current revenue levels.

We depend on third parties for a significant portion of the fabrication, assembly and testing of our products.

A significant portion of the fabrication, assembly and testing of our products is done by third-party contract manufacturers and foundries. As a result, we face competition for manufacturing capacity in the open market. We rely on foundries to manufacture wafers and on third-party manufacturers to assemble, test and manufacture substantially all of our coherent digital signal processor application-specific integrated circuits, or DSP ASICs, silicon photonic integrated circuits, or silicon PICs, and modules. Accordingly, we cannot directly control our product delivery schedules and quality assurance. This lack of control could result in product shortages or quality assurance problems. These issues could delay shipments of our products, increase our assembly or testing costs or lead to costly epidemic failure claims. In addition, the consolidation of contract manufacturers and foundries, as well as the increasing capital intensity and complexity associated with fabrication in smaller process geometries, has limited the number of available contract manufacturers and foundries and increased our dependence on a smaller number of contract manufacturers and foundries. The small number of contract manufacturers or foundries could also increase the costs of components or manufacturing and adversely affect our results of operations, including our gross margins. In addition, to the extent we engage additional contract manufacturers or foundries, introduce new products with new manufacturers or foundries and/or move existing internal or external production lines to new manufacturers or foundries, we could experience supply disruptions during the transition process.

Because we rely on contract manufacturers and foundries, we face several significant risks in addition to those discussed above, including:

•	a lack of guaranteed supply of manufactured wafers and other raw and finished components and potential higher wafer and component prices due to supply constraints;

•	the limited availability of, or potential delays in obtaining access to, key process technologies;

•	the location of contract manufacturers and foundries in regions that are subject to earthquakes, typhoons, tsunamis and other natural disasters; and

•	competition with our contract manufacturers’ or foundries’ other customers when contract manufacturers or foundries allocate capacity or supply during periods of capacity constraint or supply shortages.

The manufacture of our products is a complex and technologically demanding process that utilizes many state of the art manufacturing processes and specialized components. Our foundries have from time to time experienced lower than anticipated manufacturing yields for our wafers or photonic integrated circuit, or PIC, modules. This often occurs during the production or assembly of new products or the installation and start-up of new process technologies and can occur even in mature processes due to break downs in mechanical systems, clean room controls, equipment failures, calibration errors and the handling of the material from station to station as well as damage resulting from the shipment and handling of the products to various points of processing.

We depend on a limited number of suppliers, some of which are sole sources, and our business could be disrupted if they are unable to meet our needs.

We depend on a limited number of suppliers of the key materials, including silicon wafers, substrate materials and components, equipment used to manufacture and test our products, and key design tools used in the design, testing and manufacturing of our products. Some of these suppliers are sole sources. With some of these suppliers, we do not have long-term agreements and instead purchase materials and equipment through a purchase order process. As a result, these suppliers may stop supplying us materials and equipment, limit the allocation of supply and equipment to us due to increased industry demand or significantly increase their prices at any time with little or no advance notice. Our reliance on sole source suppliers or a limited number of suppliers could result in delivery problems, reduced control over product pricing and quality, and our inability to identify and qualify another supplier in a timely manner. Some of our suppliers may experience financial difficulties that could prevent them from supplying us materials, or equipment used in the design and manufacture of our products. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shut downs due to circumstances beyond their control such as labor issues, political unrest or natural disasters. Our suppliers, including our sole source suppliers, could also determine to discontinue the manufacture of materials, equipment and tools that may be difficult for us to obtain from alternative sources. In addition, the suppliers of design tools that we rely on may not maintain or advance the capabilities of their tools in a manner sufficient to meet the technological requirements for us to design advanced products or provide such tools to us at reasonable prices. Further, the industry in which our suppliers operate is subject to a trend of consolidation. To the extent these trends continue, we may become dependent on even fewer suppliers to meet our material and equipment needs.

Any supply deficiencies or industry allocation shortages relating to the quantities of materials, equipment or tools we use to design and manufacture our products could materially and adversely affect our ability to fulfill customer orders and our results of operations. Lead times for the purchase of certain materials, equipment and tools from suppliers have increased and in some instances have exceeded the lead times provided to us by our customers. In some cases these lead time increases have limited our ability to respond to or meet customer demand. We have in the past and may in the future, experience delays or reductions in supply shipments, which could reduce our revenue and profitability. If key components or materials are unavailable, our costs would increase and our revenue would decline.

Although we are developing relationships with additional suppliers, doing so is a time-consuming process, and we may not be able to enter into necessary arrangements with these additional suppliers in time to avoid supply constraints in sole sourced components.

Our revenue growth rate in recent periods may not be indicative of our future growth or performance.

Our revenue growth rate in recent periods may not be indicative of our future growth or performance. We experienced revenue growth rates of 88.3%, 63.5% and 91.0% in 2014, 2015 and the six months ended June 30, 2016, respectively, in each case compared to the corresponding periods in the immediately preceding year. We may not achieve similar revenue growth rates in future periods. You should not rely on our revenue for any prior quarterly or annual period as any indication of our future revenue or revenue growth. If we are unable to maintain consistent revenue or revenue growth, our business, financial condition, results of operations and prospects could be materially adversely affected.

We may not be able to maintain or improve our gross margins.

We may not be able to maintain or improve our gross margins. Factors such as slow introductions of new products, our failure to effectively reduce the cost of existing products, our failure to maintain or improve our product mix or pricing, changes in customer demand, annual, or semi-annual or quarterly price reductions and pricing discounts required under the terms of our customer contracts, pricing pressure resulting from increased competition, the availability of superior or lower-cost technologies, market consolidation or the potential for future macroeconomic or market volatility to reduce sales volumes have the potential to adversely affect our gross margins. Our gross margins could also be adversely affected by unfavorable production yields or variances, increases in costs of components and materials, the timing changes in our inventory, warranty costs and related returns, changes in foreign currency exchange rates, our inability to reduce manufacturing costs in response to any decrease in revenue, possible exposure to inventory valuation reserves and failure to obtain the anticipated benefits of our tax planning strategies. Our competitors have a history of reducing their prices to increase or avoid losing market share, and if and as we continue to gain market share we may have to reduce our prices to continue to effectively compete. If we are unable to maintain or improve our gross margins, our financial results will be adversely affected.

Product quality problems, defects, errors or vulnerabilities in our products could harm our reputation and adversely affect our business, financial condition, results of operations and prospects.

We produce complex products that incorporate advanced technologies. Despite our testing prior to their release, our products may contain undetected defects or errors, especially when first introduced or when new versions are released. Product defects or errors could affect the performance of our products and could delay the development or release of new products or new versions of products. Allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning the products, cause us to lose significant customers, subject us to liability for damages or divert our resources from other tasks, any one of which could materially adversely affect our business, financial condition, results of operations and prospects.

From time to time, we have had to replace certain components of products that we had shipped and provide remediation in response to the discovery of defects or bugs, including failures in software protocols or defective component batches resulting in reliability issues, in such products, and we may be required to do so in the future. We may also be required to provide full replacements or refunds for such defective products. Such remediation could have a material effect on our business, financial condition, results of operations and prospects.

We generate a significant portion of our revenue from international sales and therefore are subject to additional risks associated with our international operations.

Since January 1, 2013, we have shipped our products to customers located in 18 foreign countries. In 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, we derived 85.1%, 79.2%, 82.3%, 82.9% and 80.1%, respectively, of our revenue from sales to customers with delivery locations outside the United States. A significant portion of our international sales are made to customers with delivery locations in China. In 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, we derived 32.1%, 36.5%, 36.0%, 33.3% and 43.5%, respectively, of our revenue from sales to customers with delivery locations in China. We also work with manufacturing facilities outside of the United States. In the future, we intend to further expand our international operations to locate additional functions related to the development, manufacturing and sale of our products outside of the United States. Our current and anticipated future international operations are subject to inherent risks, and our future results could be adversely affected by a variety of factors, many of which are beyond our control, including:

•	U.S. or foreign governmental action, such as export control or import restrictions, that could prevent or significantly hinder our ability to sell our products to ZTE or any of its affiliates or other customers in certain foreign jurisdictions;

•	greater difficulty in enforcing contracts and accounts receivable obligations and longer collection periods;

•	difficulties in managing and staffing international offices, and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	the impact of general economic and political conditions in economies outside the United States, including the uncertainty arising from the June 2016 referendum vote in the United Kingdom in favor of exiting from the European Union;

•	tariff and trade barriers, changes in custom and duties requirements or compliance interpretations and other regulatory requirements or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	certification requirements;

•	greater difficulty documenting and testing our internal controls;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences;

•	the effects of changes in currency exchange rates;

•	changes in service provider and government spending patterns;

•	social, political and economic instability;

•	higher incidence of corruption or unethical business practices that could expose us to liability or damage our reputation; and

•	natural disasters, health epidemics and acts of war or terrorism.

International customers may also require that we comply with additional testing or customization of our products to conform to local standards, which could materially increase the costs to sell our products in those markets.

As we continue to operate on an international basis, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks could harm our international operations and reduce our international sales.

We are subject to government regulation, including import, export, economic sanctions, and anti-corruption laws and regulations that may limit our sales opportunities, expose us to liability and increase our costs.

Our products are subject to export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, and similar laws and regulations that apply in other jurisdictions in which we distribute or sell our products. Export control and economic sanctions laws and regulations include restrictions and prohibitions on the sale or supply of certain products and on our transfer of parts, components, and related technical information and know-how to certain countries, regions, governments, persons and entities. For example, on March 8, 2016, the U.S. Department of Commerce published a final rule in the Federal Register that amended the Export Administration Regulations by adding ZTE and three of its affiliates to the “Entity List,” for actions contrary to the national security and foreign policy interests of the United States. This rule imposed new export licensing requirements on exports, reexports, and in-country transfers of all U.S.-regulated products, software and technology to the designated ZTE entities, which had the practical effect of preventing us from making any sales to ZTE. On March 24, 2016, the U.S. Department of Commerce issued a temporary general license suspending the enhanced export licensing requirements for ZTE and one of its designated affiliates through June 30, 2016, thereby enabling us to resume sales to ZTE. On June 28, 2016, the U.S. Department of Commerce extended the temporary general license through August 30, 2016. On August 19, 2016, the U.S. Department of Commerce further extended the temporary general license through November 28, 2016. There can be no guarantee that the U.S. Department of Commerce will extend this temporary general license beyond the November 28, 2016 expiration date or permit any sales to the designated ZTE entities after this temporary general license expires. This or future regulatory activity may materially interfere with our ability to make sales to ZTE or other customers. The loss or temporary loss of ZTE as a result of this or future regulatory activity could materially harm our business, financial condition, results of operations and prospects. In addition, our association with ZTE could subject us to actual or perceived reputational harm among current or prospective investors in our common stock, suppliers or customers, customers of our customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors in our common stock, suppliers or customers, which could harm our business, financial condition, results of operations or prospects.

In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, re-exportation, transfers within foreign countries and importation of our products, including by our partners, must comply with these laws and regulations, with any violations subject to reputational harm, government investigations, penalties, and/or a denial or curtailment of our ability to export our products. Complying with export control and sanctions laws for a particular sale may be time consuming, may increase our costs and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws and regulations, if we are found to be in violation of U.S. sanctions or export control laws, we and the individuals working for us could incur substantial fines and penalties. Changes in export, sanctions or import laws or regulations may delay the introduction and sale of our products in international markets, require us to spend resources to seek necessary government authorizations or to develop different versions of our products, or, in some cases, such as with ZTE, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and operating results.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their intermediaries from offering or making improper payments to non-U.S. officials for the purpose of obtaining, retaining or directing business. Our exposure for violating these laws and regulations increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

If we fail to attract, retain and motivate key personnel, or if we fail to retain and motivate our founders, our business could suffer.

Our business depends on the services of highly qualified employees in a variety of disciplines, including optical systems and networking, digital signal processing, large-scale ASIC design and verification, silicon photonic integration, system software development, hardware design and high-speed electronics design. Our success depends on the skills, experience and performance of these employees, our founders and other members of our senior management team, as well as our ability to attract and retain other highly qualified management and technical personnel. There is intense competition for qualified personnel in our industry and a limited number of qualified personnel with expertise in the areas that are relevant to our business, and as a result we may not be able to attract and retain the personnel necessary for the expansion and success of our business. All of our co-founders are currently employees of our company. The loss of services of any of our founders or of any other officers or key personnel, or our inability to continue to attract qualified personnel, could have a material adverse effect on our business.

The failure to increase sales to our existing customers as anticipated could adversely affect our future revenue growth and adversely affect our business.

We believe that our future success will depend, in part, on our ability to expand sales to our existing customers for use in a customer’s existing or new product offerings. Our efforts to increase product sales to existing customers may generate less revenue than anticipated or take longer than anticipated. If we are unable to increase sales to our existing customers as anticipated, our business, financial condition, results of operations and prospects could be adversely affected.

If we do not effectively expand and train our direct sales force, we may be unable to add new customers or increase sales to our existing customers, and our business will be adversely affected.

We depend on our direct sales force to increase sales with existing customers and to obtain new customers. As such, we have invested and will continue to invest in our sales organization. In recent periods, we have been adding personnel and other resources to our sales function as we focus on growing our business, entering new markets and increasing our market share, and we expect to incur additional expenses in expanding our sales personnel in order to achieve revenue growth. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, retaining and integrating sufficient numbers of sales personnel to support our growth, particularly in international markets. New hires require significant training and may take significant time before they achieve full productivity. Our planned hires may not become productive as quickly as we expect, and we may be unable to hire, retain or integrate into our corporate culture sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to hire, integrate and train a sufficient number of effective sales personnel, or the sales personnel we hire are not successful in increasing sales to our existing customer base or obtaining new customers, our business, financial condition, results of operations and prospects will be adversely affected.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for customers and focus on execution, as well as facilitating critical knowledge transfer and knowledge sharing. As we grow and change, we may find it difficult to maintain these important aspects of our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.

Quality control problems in manufacturing could result in delays in product shipments to customers or in quality problems with our products which could adversely affect our business.

We may experience quality control problems in our manufacturing operations or the manufacturing operations of our contract manufacturers. If we are unable to identify and correct certain quality issues in our products prior to the products’ being shipped to customers, failure of our deployed products could cause failures in our customers’ products, which could require us to issue a product recall or trigger epidemic failure claims pursuant to our customer contracts, which may require us to indemnify or pay liquidated damages to affected customers, repair or replace damaged products, or discontinue or significantly delay shipments. As a result, we could incur additional costs that would adversely affect our gross margins. In addition, even if a problem is identified and corrected at the manufacturing stage, product shipments to our customers could be delayed, which would negatively affect our revenue, competitive position and reputation.

We may not be able to manufacture our products in volumes or at times sufficient to meet customer demands, which could result in delayed or lost revenue and harm to our reputation.

Given the high level of sophisticated functionality embedded in our products, our manufacturing processes are complex and often involve more than one manufacturer. This complexity may result in lower manufacturing yields and may make it more difficult for our current and future contract manufacturers to scale to higher production volumes. If we are unable to manufacture our products in volumes or at times sufficient to meet demand, our customers could postpone or cancel orders or seek alternative suppliers for these products, which would harm our reputation and adversely affect our results of operations.

Customer requirements for new products are increasingly challenging, which could lead to significant executional risk in designing such products. We may incur significant expenses long before we can recognize revenue from new products, if at all, due to the costs and length of research, development and manufacturing process cycles.

Network equipment manufacturers seek increased performance optical interconnect products, at lower prices and in smaller and lower-power designs. These requirements can be technically challenging, and are sometimes customer-specific, which can require numerous design iterations.

Because of the complexity of design requirements, including stringent customer-imposed acceptance criteria, executing on our product development goals is difficult and sometimes unpredictable. These difficulties could result in product sampling delays and/or missing targets on key specifications and customer requirements and acceptance criteria. Our failure to meet our customers’ requirements could result in our customers seeking alternative suppliers, which would adversely affect our reputation and results of operations.

Additionally, we and our competitors often incur significant research and development and sales and marketing costs for products that, at the earliest, will be purchased by our customers long after much of the cost is incurred and, in some cases, may never be purchased due to changes in industry or customer requirements in the interim.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable effort and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

The timing of our sales and revenue recognition is difficult to predict because of the length and unpredictability of our products’ sales cycles. A sales cycle is the period between initial contact with a prospective network equipment manufacturer customer and any sale of our products. Customer orders are complex and difficult to complete because prospective customers generally consider a number of factors over an extended period of time before committing to purchase the products we sell. Customers often view the purchase of our products as a significant and strategic decision and require considerable time to evaluate, test and qualify our products prior to making a purchase decision and placing an order. The length of time that customers devote to their evaluation, contract negotiation and budgeting processes varies significantly. Our products’ sales cycles can be lengthy in certain cases. During the sales cycle, we expend significant time and money on sales and marketing activities and make investments in evaluation equipment, all of which lower our operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays from our customers’ customers. Even if a customer decides to purchase our products, there are many factors affecting the timing of our recognition of revenue, which makes our revenue difficult to forecast. For example, there may be unexpected delays in a customer’s internal procurement processes.

Even after a customer makes a purchase, there may be circumstances or terms relating to the purchase that delay our ability to recognize revenue from that purchase. For example, the sale of our products may be subject to acceptance testing or may be placed into a remote stocking location. In addition, the significance and timing of our product enhancements, and the introduction of new products by our competitors, may also affect customers’ purchases. For all of these reasons, it is difficult to predict whether a sale will be completed, the particular period in which a sale will be completed or the period in which revenue from a sale will be recognized. If our sales cycles lengthen, our revenue could be lower than expected, which would have an adverse effect on our business, financial condition, results of operations and prospects.

If we fail to accurately predict market requirements or market demand for our products, our business, competitive position and operating results will suffer.

We operate in a dynamic industry and use significant resources to develop new products for existing and new markets. After we have developed a product, there is no guarantee that our customers will integrate our product into their equipment or devices and, ultimately, bring the equipment and devices incorporating our product to market. In addition, there is no guarantee that cloud, network and communications service providers will ultimately choose to purchase network equipment that incorporates our products. In these situations, we may never produce or deliver significant quantities of our products, even after incurring substantial development expenses. From the time a customer elects to integrate our interconnect technology into their product, it typically takes up to 24 months for high-volume production of that product to commence. After volume production begins, we cannot be assured that the equipment or devices incorporating our product will gain market acceptance by network operators.

If we fail to accurately predict and interpret market requirements or market demand for our new products, our business and growth prospects will be harmed. If high-speed networks are deployed to a lesser extent or more slowly than we currently anticipate, we may not realize anticipated benefits from our investments in research and development. As a result, our business, competitive position, market share and operating results will be harmed.

As demand for our products in one market grows, demand in another market may decrease. For example, if we sell our products directly to content providers in addition to network equipment manufacturers, our sales to network equipment manufacturers may decrease due to reduced demand from their customers or due to dissatisfaction by network equipment manufacturers with this change in our business model. Any reduction in demand in one market that is not offset by an increase in demand in another market could adversely affect our market share or results of operations.

Most of our long-term customer contracts do not commit customers to specified purchase commitments, and our customers may decrease, cancel or delay their purchases at any time with little or no advance notice to us.

Most of our customers purchase our products pursuant to individual purchase orders or contracts that do not contain purchase commitments. Although some of our customers have committed to purchase a specified share of their required volume for a particular product from us, monitoring and enforcing these commitments can be difficult. Some customers provide us with their expected forecasts for our products several months in advance, but customers may decrease, cancel or delay purchase orders already in place, and the impact of any such actions may be intensified given our dependence on a small number of large customers. If any of our major customers decrease, stop or delay purchasing our products for any reason, our business and results of operations would be harmed. For example, several of our customers have historically elected to defer purchases scheduled for the fourth quarter into the first quarter of the following year, resulting in a decrease in our anticipated revenue during the fourth quarter. Cancellation or delays of such orders may cause us to fail to achieve our short-term and long-term financial and operating goals and result in excess and obsolete inventory.

The markets in which we operate are highly competitive.

The market for high-speed interconnect is highly competitive. We are aware of a number of companies that have developed or are developing coherent DSP ASICs, non-coherent PICs and 100 gigabits per second, or Gbps, and 400 Gbps modules, among other technologies, that compete directly with some or all of our current and proposed product offerings.

Competitors may be able to more quickly and effectively:

•	develop or respond to new technologies or technical standards;

•	react to changing customer requirements and expectations;

•	devote needed resources to the development, production, promotion and sale of products;

•	attain high manufacturing yields on new product designs;

•	establish and take advantage of operations in lower-cost regions; and

•	deliver competitive products at lower prices, with lower gross margins or at lower costs than our products.

In order to expand market acceptance of our products, we must differentiate our products from those of our competition. We cannot assure you that we will be successful in making this differentiation or increasing acceptance of our products as we have limited resources dedicated to marketing of our products. In addition, established companies in related industries or newly funded companies targeting markets we serve, such as semiconductor manufacturers and data communications providers, may also have significantly more resources than we do and may in the future develop and offer competing products. All of these risks may be increased if the market were to further consolidate through mergers or other business combinations between our competitors or if more capital is invested in the market to create additional competitors.

We may not be able to compete successfully with our competitors and aggressive competition in the market may result in lower prices for our products and/or decreased gross margins. New technology and investments from existing competitors and competitive threats from newly funded companies may erode our technology and product advantages and slow our overall growth and profitability. Any such development could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may suffer if we do not effectively manage our inventory, and we may continue to incur inventory-related charges.

We need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. Accurately forecasting customers’ product needs is difficult. Our product demand forecasts are based on multiple assumptions, each of which may introduce error into our estimates. In the event we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell. As a result, we could hold excess or obsolete inventory, which would reduce our profit margins and adversely affect our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we could forego revenue opportunities, lose market share and damage our customer relationships. Also, due to our industry’s use of management techniques to reduce inventory levels and the period of time inventory is held, any disruption in the supply chain could lead to more immediate shortages in product or component supply. Additionally, any enterprise system failures, including in connection with implementing new systems or upgrading existing systems that help us manage our financial, purchasing, inventory, sales, invoicing and product return functions, could harm our ability to fulfill orders and interrupt other billing and logistical processes.

Some of our products and supplies have in the past, and may in the future, become obsolete or be deemed excess while in inventory due to rapidly changing customer specifications, changes to product structure, components or bills of material as a result of engineering changes, or a decrease in customer demand. We also have exposure to contractual liabilities to our contract manufacturers for inventories purchased by them on our behalf, based on our forecasted requirements, which may become excess or obsolete. Our inventory balances also represent an investment of cash. To the extent our inventory turns are slower than we anticipate based on historical practice, our cash conversion cycle extends and more of our cash remains invested in working capital. If we are not able to manage our inventory effectively, we may need to write down the value of some of our existing inventory or write off non-saleable or obsolete inventory. We have from time to time incurred significant inventory-related charges. Any such charges we incur in future periods could materially and adversely affect our results of operations.

Increasingly, our customers require that we ship our finished products to a central location, which is not controlled by us. If that facility is damaged, or if our relationship with that facility deteriorates, we may suffer losses or be forced to find an alternate facility. In addition, revenue is only recognized once our customers take delivery of the products from this location, rather than when we ship them, which could have an adverse effect on our results of operations. We often lack insight into when customers will take delivery of our products, making it difficult to forecast our revenue.

The industry in which we operate is subject to significant cyclicality.

Industries focused on semiconductor and optical network technologies can be highly cyclical and characterized by constant and rapid technological change and price erosion, evolving technical standards, increasing effects of competition, frequent new product introductions and technology displacement, short product life cycles both for semiconductors and optical technologies and for many of the end products in which they are used. In addition, product demand in the markets in which we compete is tied to the aggregate capital expenditures of telecommunications and network and content service providers as they build out and upgrade their network infrastructure. Capital expenditures can be highly cyclical due to the importance and focus of local initiatives, such as the ongoing telecommunications build out and upgrade in China, government funding and other factors, thus resulting in wide fluctuations in product supply and demand. From time to time, these factors, together with changes in general economic conditions, have caused significant industry upturns and downturns that have had a direct impact on the financial stability of our customers, their customers and our suppliers. Periods of industry downturns have been characterized by diminished demand for products, unanticipated declines in telecommunications and communications system capital expenditures, industry consolidation, excess capacity compared to demand, high inventory levels and periods of inventory adjustment, under-utilization of manufacturing capacity, changes in revenue mix and erosion of average selling prices, any of which could result in an adverse effect on our business, financial condition and results of operations. We expect our business to continue to be subject to cyclical downturns even when overall economic conditions are relatively stable. To the extent we cannot offset recessionary periods or periods of reduced growth that may occur in the industry or in our target markets in particular through increased market share or otherwise, our business can be adversely affected, revenue may decline and our financial condition and results of operations may be harmed. In addition, in any future economic downturn or periods of inflationary increase we may be unable to reduce our costs quickly enough to maintain profitability levels.

Our business is subject to currency fluctuations that have adversely affected our results of operations in recent quarters and may continue to do so in the future.

Our financial results have and in the future could continue to be adversely affected by foreign currency fluctuations. Historically, a significant portion of our expenses, predominately related to outsourced development services, were denominated in Euros while substantially all of our revenue is denominated in U.S. dollars. Fluctuations in the exchange rates between these currencies and other currencies in which we collect revenue and/or pay expenses have and could have a material effect on our future operating results. For example, in 2014, we agreed with one of our suppliers to pay for supplies in U.S. dollars instead of Euros, based on a predetermined exchange rate, which resulted in a significant increase in the cost of those supplies when the Euro to U.S. dollar exchange rate fell substantially below the predetermined rate. Currency rate fluctuations may also affect the ability of our customers to purchase our products in the event that such fluctuations result in a significant increase to the purchase price of our products under the customers’ local currency.

Although we do not currently engage in currency hedging transactions, we may choose to do so in the future in an effort to reduce our exposure to U.S. dollar to Euro or other currency fluctuations. In connection with any currency hedging transaction in the future, we may be required to convert currencies to meet our obligations. These transactions may not operate to fully hedge our exposure to currency fluctuations, and under certain circumstances, these transactions could have an adverse effect on our financial condition.

If our customers do not qualify our manufacturing lines or the manufacturing lines of our subcontractors for volume shipments, our operating results could suffer.

Our manufacturing lines have passed our qualification standards, as well as our technical standards. However, our customers may also require that our manufacturing lines pass their specific qualification standards and that we, and any subcontractors that we may use, be registered under international quality standards. In addition, many of our customers require that we maintain our ISO certification. In the event we are unable to maintain process controls required to maintain ISO certification, or in the event we fail to pass the ISO certification audit for any reason, we could lose our ISO certification. In addition, we may encounter quality control issues in the future as a result of relocating our manufacturing lines or ramping new products to full volume production. We may be unable to obtain customer qualification of our or our subcontractors’ manufacturing lines or we may experience delays in obtaining customer qualification of our or our subcontractors’ manufacturing lines. Such delays or failure to obtain qualifications would harm our operating results and customer relationships. If we introduce new contract manufacturers and move any production lines from existing internal or external facilities, the new production lines will likely need to be re-qualified with our customers. Any delay in the qualification of our or our subcontractors’ manufacturing lines may adversely affect our operations and financial results. Any delay in the qualification or requalification of our or our subcontractors’ manufacturing lines may delay the manufacturing of our products or require us to divert resources away from other areas of our business, which could adversely affect our operations and financial results.

Acquisitions that we may pursue in the future, whether or not consummated, could result in operating and financial difficulties.

We may in the future acquire businesses or assets in an effort to increase our growth, enhance our ability to compete, complement our product offerings, enter new and adjacent markets, obtain access to additional technical resources, enhance our intellectual property rights or pursue other competitive opportunities. If we seek acquisitions, we may not be able to identify suitable acquisition candidates at prices we consider appropriate. We are in an industry that is actively consolidating and, as a result, there is no guarantee that we will successfully and satisfactorily bid against third parties, including competitors, when we identify a target we seek to acquire.

We cannot readily predict the timing or size of our future acquisitions, or the success of any future acquisitions. Failure to successfully execute on any future acquisition plans could have a material adverse effect on our business, prospects, financial condition and results of operations.

To the extent that we consummate acquisitions, we may face financial risks as a result, including increased costs associated with merged or acquired operations, increased indebtedness, economic dilution to gross and operating profit and earnings per share, or unanticipated costs and liabilities, including the impairment of assets and expenses associated with restructuring costs and reserves, and unforeseen accounting charges. We would also face operational risks, such as difficulties in integrating the operations, retention of key personnel and our ability to maintain and support products of the acquired businesses, disrupting their or our ongoing business, increasing the complexity of our business, failing to successfully further develop the combined, acquired or remaining technology, and impairing management resources and management’s relationships with employees and customers as a result of changes in their ownership and management. Further, the evaluation and negotiation of potential acquisitions, as well as the integration of an acquired business, may divert management time and other resources.

We may need additional equity, debt or other financing in the future, which we may not be able to obtain on acceptable terms, or at all, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We may need to raise funds in the future, for example, to develop new technologies, expand our business or acquire complementary businesses. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, interest rates, our operating performance and investor interest. Additional funding may not be available to us on acceptable terms or at all. If adequate funding is not available, we may be required to reduce expenditures, including curtailing our growth strategies and reducing our product development efforts, or forgo acquisition opportunities. If we succeed in raising additional funds through the issuance of equity or convertible securities, then the issuance could result in substantial dilution to existing stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences and privileges senior to those of the holders of our common stock. In addition, any preferred equity issuance or debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, contract manufacturing liabilities and income taxes. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our stock.

We may face product liability claims, which could be expensive and time consuming and result in substantial damages to us and increases in our insurance rates.

Despite quality assurance measures, defects may occur in our products. The occurrence of any defects in our products could give rise to product liability or epidemic failure claims, which could divert management’s attention from our core business, be expensive to defend, result in the loss of key customer contracts and result in sizable damage awards against us and, depending on the nature or scope of any network outage caused by a defect in or epidemic failure related to our products, could also harm our reputation. Our current insurance coverage may not be sufficient to cover these claims. Moreover, in the future, we may not be able to obtain insurance in amount or scope sufficient to provide us with adequate coverage against potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. We would need to pay any product losses in excess of our insurance coverage out of cash reserves, harming our financial condition and adversely affecting our operating results.

Our business and operating results may be adversely affected by natural disasters, health epidemics or other catastrophic events beyond our control.

Our internal manufacturing headquarters and new product introduction labs, design facilities, assembly and test facilities, and supply chain, and those of our contract manufacturers, are subject to risks associated with natural disasters, such as earthquakes, fires, tsunami, typhoons, volcanic activity, floods and health epidemics as well as other events beyond our control such as power loss, telecommunications failures and uncertainties arising out of terrorist attacks in the United States and armed conflicts or terrorist attacks overseas. The majority of our semiconductor products are currently fabricated and assembled in Japan, Singapore and Taiwan. The majority of the internal and outsourced assembly and test facilities we utilize or plan to utilize are located in China, New Hampshire and Thailand, and some of our internal design, assembly and test facilities are located in California (design only), New Jersey and Massachusetts, regions with severe weather activity and, in the case of California, above average seismic activity. In addition, our research and development personnel are concentrated primarily in our headquarters in Maynard, Massachusetts and in our research center in Hazlet, New Jersey. Any catastrophic loss or significant damage to any of these facilities or facilities we use in the future would likely disrupt our operations, delay production, and adversely affect our product development schedules, shipments and revenue. In addition, any such catastrophic loss or significant damage could result in significant expense to repair or replace the facility and could significantly curtail our research and development efforts in a particular product area or primary market, which could have a material adverse effect on our operations and operating results.

Breaches of our cybersecurity systems could degrade our ability to conduct our business operations and deliver products to our customers, compromise the integrity of the software embedded in our products, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We increasingly depend upon our information technology, or IT, systems to conduct virtually all of our business operations, ranging from our internal operations and product development and manufacturing activities to our marketing and sales efforts and communications with our customers and business partners. Computer programmers may attempt to penetrate our network security, or that of our website, and misappropriate our proprietary information, embed malicious code in our products or cause interruptions of our service. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system. We have also outsourced a number of our business functions to third-party contractors, including our manufacturers and logistics providers, and our business operations also depend, in part, on the success of our contractors’ own cybersecurity measures. Additionally, we depend upon our employees and contractors to appropriately handle confidential data and deploy our IT resources in safe and secure fashion that does not expose our network systems to security breaches and the loss of data. Accordingly, if our cybersecurity systems and those of our contractors fail to protect against unauthorized access, sophisticated cyberattacks and the mishandling of data by our employees and contractors, our ability to conduct our business effectively could be damaged in a number of ways, including:

•	sensitive data regarding our employees or business, including intellectual property and other proprietary data, could be stolen;

•	our electronic communications systems, including email and other methods, could be disrupted, and our ability to conduct our business operations could be seriously damaged until such systems can be restored;

•	our ability to process customer orders and deliver products could be degraded or disrupted, resulting in delays in revenue recognition; and

•	defects and security vulnerabilities could be introduced into the software embedded in or used in the development of our products, thereby damaging the reputation and perceived reliability and security of our products.

Should any of the above events occur, we could be subject to significant claims for liability from our customers and regulatory actions from governmental agencies. In addition, our ability to protect our intellectual property rights could be compromised and our reputation and competitive position could be significantly harmed. Additionally, we could incur significant costs in order to upgrade our cybersecurity systems and remediate damages. Consequently, our financial performance and results of operations could be adversely affected.

We may not be able to successfully manage the growth of our business if we are unable to improve our internal systems, processes and controls.

Our business is growing rapidly and we anticipate that it will continue to do so in the future. In order to effectively manage our operations and growth, we need to continue to improve our internal systems, processes and controls. We may not be able to successfully implement improvements to these systems, processes and controls in an efficient or timely manner. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud. We may experience difficulties in managing improvements to our systems or processes and controls, which could impair our ability to provide products to our customers in a timely manner, causing us to lose customers, limit us to smaller deployments of our products or increase our technical support costs.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our business or operations in the future.

Our manufacturing operations and our products are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate or sell our products. These laws and regulations govern, among other things, the handling and disposal of hazardous substances and wastes, employee health and safety and the use of hazardous materials in, and the recycling of, our products. Failure to comply with present and future environmental, health or safety requirements, or the identification of contamination, could cause us to incur substantial costs, monetary fines, civil or criminal penalties and curtailment of operations. In addition, these laws and regulations have increasingly become more stringent over time. The identification of presently unidentified environmental conditions, more vigorous enforcement of current environmental, health and safety requirements by regulatory agencies, the enactment of more stringent laws and regulations or other unanticipated events could restrict our ability to use or expand our facilities, require us to incur additional expenses or require us to modify our manufacturing processes or the contents of our products, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in industry standards and regulations could make our products obsolete, which would cause our net revenues and results of operations to suffer.

We design our products to conform to regulations established by governments and to standards set by industry standards bodies worldwide. Various industry organizations are currently considering whether and to what extent to create standards applicable to our current products or those under development. Because certain of our products are designed to conform to current specific industry standards, if competing or new standards emerge that are preferred by our customers, we may have to make significant expenditures to develop new products. If our customers adopt new or competing industry standards with which our products are not compatible, or industry groups adopt standards or governments issue regulations with which our products are not compatible, our existing products would become less desirable to our customers and our net revenues and results of operations would suffer.

We recently implemented a corporate restructuring that is more closely aligned with the international nature of our business activities, and if we do not achieve the anticipated financial, operational and effective tax rate efficiencies as a result of our new corporate structure, our financial condition and results of operations could be adversely affected.

In 2015, we implemented a reorganization of our corporate structure and intercompany relationships to more closely align our corporate structure with the international nature of our business activities. This corporate restructuring has allowed us to reduce our overall effective tax rate in the six months ended June 30, 2016 through changes in our use of intellectual property, international procurement and manufacturing and sales operations. This corporate restructuring has also allowed us to achieve financial and operational efficiencies. We cannot provide assurance that these tax benefits and efficiencies will continue into future periods. Our efforts in connection with this corporate restructuring have required and will continue to require us to incur expenses for which we may not realize related benefits. If the structure is not accepted by the applicable taxing authorities upon audit or if there are adverse changes in domestic or international tax laws, including changes in any proposed legislation to reform U.S. taxation of international business activities, the structure may be negatively affected. In addition, if we do not operate our business in a manner that is consistent with this corporate restructuring or any applicable tax provisions, we may fail to achieve the financial, operational and effective tax rate efficiencies that we anticipate and our results of operations may be negatively affected.

The Organization for Economic Co-operation and Development, or OECD, released guidance relating to various international tax related topics in an initiative referred to as Base Erosion and Profit Shifting, or BEPS, that aims to standardize and modernize global tax policy. Depending on the final form of the BEPS guidance and the legislation ultimately enacted by the OECD members, BEPS could have material adverse consequences on our effective tax rate, the amount of tax we pay and on our financial position and results of operations.

The implementation of our corporate restructuring increases the likelihood that unfavorable tax law changes, unfavorable government review of our tax returns, changes in our geographic earnings mix or imposition of withholding taxes on repatriated earnings could have an adverse effect on our effective tax rate and our operating results.

We have expanded and will likely continue to expand our operations into multiple non-U.S. jurisdictions in connection with our recent corporate restructuring, including those having lower tax rates than those we are subject to in the United States. As a result, our effective tax rate will be influenced by the amounts of income and expense attributed to each such jurisdiction which is materially affected by our valuation and pricing of intercompany transactions, which can be based on significant management assumptions or estimates. If such amounts were to change so as to increase the amounts of our net income subject to taxation in higher tax jurisdictions, or if we were to commence operations in jurisdictions assessing relatively higher tax rates, our effective tax rate could be adversely affected. The continued availability of lower tax rates in non-U.S. jurisdictions, if any, will be dependent on how we conduct our business operation on a going forward basis across all tax jurisdictions. As a result of our corporate restructuring, we will be subject to periodic audits or other reviews by tax authorities in the jurisdictions in which we conduct our activities in the future and there is a risk that tax authorities could challenge our assertion that we have conducted or will conduct our business operations appropriately in order to benefit from these lower tax rate jurisdictions. In addition, tax proposals are being considered by the U.S. Congress and the legislative bodies in some of the foreign jurisdictions in which we operate, which could affect our corporate restructuring, our tax rate, the carrying value of deferred tax assets or our other tax liabilities. We cannot predict the form or timing of potential legislative changes, but any newly enacted tax law could have a material adverse impact on our tax provision, net income and cash flows. This could result in additional tax liabilities or other adjustments to our historical results.

Also, under GAAP, we currently do not provide for U.S. income taxes on the earnings of our foreign subsidiaries as such earnings are to be reinvested indefinitely. Under GAAP, U.S. income taxes will be provided on such earnings if and when they are distributed to our U.S. headquarters in the form of dividends or otherwise or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred. At such time, we would be subject to additional U.S. income taxes, subject to adjustment for foreign tax credits, and foreign withholding taxes on such distributions or sold or transferred shares. If GAAP were to be changed in the future and we were required to provide U.S. income taxes on the earnings of our foreign subsidiaries when earned and not distributed, our effective tax rate would materially increase.

In addition, we may determine in the future that it is advisable to repatriate earnings from non-U.S. subsidiaries under circumstances that could result in a significant amount of U.S. tax at the higher U.S. corporate tax rate. In addition, the repatriation of foreign earnings could give rise to the imposition of potentially significant withholding taxes by the jurisdictions in which such amounts were earned and substantial tax liabilities in the United States. In addition, we may not receive the benefit of any offsetting foreign tax credits, which also could adversely affect our effective tax rate.

Although we believe our tax estimates, which include the impact of anticipated tax benefits with the implementation of our corporate restructuring, are and will be reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income or cash flows in the period or periods for which such determination is made.

The final determination of our income tax liability may be materially different from our income tax provision.

The final determination of our income tax liability, which includes the impact of our corporate restructuring, may be materially different from our income tax provision. We are subject to income taxes in the United States and, as a result of our corporate restructuring, have become subject to income taxes in international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are some transactions where the ultimate tax determination is uncertain. Additionally, our calculations of income taxes are based on our interpretations of applicable tax laws in the jurisdictions in which we file or will file as a result of the proposed corporate restructuring. Although we believe our tax estimates, which include the impact of anticipated tax benefits in connection with our corporate restructuring, are and will be appropriate, there is no assurance that the final determination of our income tax liability will not be materially different than what is reflected in our income tax provisions and accruals.

We are also subject to periodic examination of our income tax returns by the Internal Revenue Service in the United States and will be subject to periodic examination of our income tax returns by taxing authorities in other tax jurisdictions. We assess and will continue to assess on a regular basis the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. The outcomes from these examinations may have an adverse effect on our operating results and financial condition.

Furthermore, our provision for income tax could increase as we further expand our international operations, adopt new products or undertake intercompany transactions in light of acquisitions, changing tax laws, expiring rulings and our current and anticipated business and operational requirements.

Our ability to utilize certain net operating loss carryforwards and tax credit carryforwards may be limited under Sections 382 and 383 of the Internal Revenue Code.

As of December 31, 2015, we had net operating loss carryforward amounts, or NOLs, of approximately $12.2 million and $12.8 million for U.S. federal and state income tax purposes, respectively, and tax credit carryforward amounts of approximately $2.5 million and $4.5 million for U.S. federal and state income tax purposes, respectively. The federal and state tax credit carryforwards will expire at various dates beginning in 2016 through 2033 and $0.2 million of such carryforwards will expire between 2016 and 2018 if not used. The federal and state net operating loss carryforwards will expire at various dates beginning in 2029 through 2033. Utilization of these net operating loss and tax credit carryforward amounts could be subject to a substantial annual limitation if the ownership change limitations under Sections 382 and 383 of the Internal Revenue Code and similar state provisions are triggered by changes in the ownership of our capital stock. Such an annual limitation would result in the expiration of the net operating loss and tax credit carryforward amounts before utilization. Our existing NOLs may be subject to limitations arising from previous ownership changes, including in connection with our initial public offering and any future follow-on public offerings. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change that we may pursue. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. Additionally, state NOLs generated in one state cannot be used to offset income generated in another state. For these reasons, we may be limited in our ability to fully utilize the tax benefit from the use of our NOLs, even if our profitably would otherwise allow for it.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Risks Related to Our Intellectual Property

Our products may infringe the intellectual property rights of others, which could result in expensive litigation or require us to obtain a license to use the technology from third parties, or we may be prohibited from selling certain products in the future.

Companies in the industry in which we operate frequently are sued or receive informal claims of patent infringement or infringement of other intellectual property rights. We have, from time to time, received such claims from companies, including from competitors and customers, some of whom have substantially more resources and have been developing relevant technologies for much longer than us.

Third parties may in the future assert claims against us concerning our existing products or with respect to future products under development, or with respect to products that we may acquire through acquisitions. We have entered into and may in the future enter into indemnification obligations in favor of our customers that could be triggered upon an allegation or finding that we are infringing other parties’ proprietary rights. If we do infringe a third party’s rights and are unable to provide a sufficient work around, we may need to negotiate with holders of those rights in order to obtain a license to those rights or otherwise settle any infringement claim. A party that makes a claim of infringement against us may obtain an injunction preventing us from shipping products containing the allegedly infringing technology. We have from time to time received notices from third parties alleging infringement of their intellectual property and in one case have entered into a license agreement with a third party with respect to such intellectual property. Any license agreements that we wish to enter into the future with respect to intellectual property rights may not be available to us on commercially reasonable terms, or at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms, including any that restrict our ability to utilize the licensed technology in specified markets or geographic locations, could have a significant adverse effect on our operating results. In addition, in the event we are granted such a license, it is possible the license would be non-exclusive and other parties, including competitors, may be able to utilize such technology. Our larger competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage. In addition, our larger competitors may be able to buy such technology and preclude us from licensing or using such technology.

We may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. We may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. Holders of intellectual property rights could become more aggressive in alleging infringement of their intellectual property rights and we may be the subject of such claims asserted by a third party. For example, as described further under “Business—Legal Proceedings”, on January 22, 2016, ViaSat, Inc. filed a suit against us alleging, among other things, breach of contract, breach of the implied covenant of good faith and fair dealing and misappropriation of trade secrets. In the course of pursuing any of these means or defending against any lawsuits filed against us, we could incur significant costs and diversion of our resources and our management’s attention. Due to the competitive nature of our industry, it is unlikely that we could increase our prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets or result in settlements or judgments that require payment of significant royalties or damages.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our future success will depend, in large part, upon our intellectual property rights, including patents, copyrights, design rights, trade secrets, trademarks and know-how. We maintain a program of identifying technology appropriate for patent and trade secret protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Such agreements may not be enforceable in full or in part in all jurisdictions and any breach could have a negative effect on our business and our remedy for such breach may be limited.

Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products, may breach our cybersecurity defenses or may otherwise obtain and use our intellectual property. Patents owned by us may be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims we seek, if at all. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries are uncertain and may afford little or no effective protection for our proprietary rights. Consequently, we may be unable to prevent our intellectual property rights from being exploited abroad. Policing the unauthorized use of our proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. If we cannot protect our proprietary technology against unauthorized copying or use, we may not remain competitive.

Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do. In addition, our attempts to protect our proprietary technology and intellectual property rights may be further limited as our employees may be recruited by our current or future competitors and may take with them significant knowledge of our proprietary information. Consequently, others may develop services and methodologies that are similar or superior to our services and methodologies or may design around our intellectual property.

We may be subject to intellectual property litigation that could divert our resources.

In recent years, there has been significant litigation involving patents and other intellectual property rights in our industry. To the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole business is to assert such claims. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that our products infringe its rights, the litigation could be expensive and could divert our management resources.

Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our technology, business operations and business plans. In order to protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, licensees, independent contractors, advisers, channel partners, resellers and customers. These arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, if others independently discover trade secrets and proprietary information, we would not be able to assert trade secret rights against such parties. Effective trade secret protection may not be available in every country in which our services are available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be subject to damages resulting from claims that our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employees or other parties.

We could in the future be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of these parties. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential products or enhancements, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

We license technology from third parties, and our inability to maintain those licenses could harm our business.

We incorporate technology, including software, that we license from third parties into our products. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. Some of our agreements with our licensors may be terminated for convenience by them. If we are unable to continue to license any of this technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell products containing that technology would be severely limited, and our business could be harmed. Additionally, if we are unable to license necessary technology from third parties, we may be forced to acquire or develop alternative technology of lower quality or performance standards. This would limit and delay our ability to offer new or competitive products and increase our costs of production. As a result, our margins, market share and operating results could be significantly harmed.

The use of open source software in our offerings may expose us to additional risks and harm our intellectual property.

Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on unfavorable terms or at no cost. This can subject previously proprietary software to open source license terms.

We monitor and control our use of open source software in an effort to avoid unanticipated conditions or restrictions on our ability to successfully commercialize our products and believe that our compliance with the obligations under the various applicable licenses has mitigated the risks that we have triggered any such conditions or restrictions. However, such use may have inadvertently occurred in the development and offering of our products. Additionally, if a third-party software provider has incorporated certain types of open source software into software that we have licensed from such third party, we could be subject to the obligations and requirements of the applicable open source software licenses. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition.

The terms of many open source software licenses have not been interpreted by U.S. or foreign courts, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to successfully commercialize our products. For example, certain open source software licenses may be interpreted to require that we offer our products that use the open source software for no cost; that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software (or that we grant third parties the right to decompile, disassemble, reverse engineer, or otherwise derive such source code); that we license such modifications or derivative works under the terms of the particular open source license; or that otherwise impose limitations, restrictions or conditions on our ability to use, license, host, or distribute our products in a manner that limits our ability to successfully commercialize our products.

We could, therefore, be subject to claims alleging that we have not complied with the restrictions or limitations of the applicable open source software license terms or that our use of open source software infringes the intellectual property rights of a third party. In that event, we could incur significant legal expenses, be subject to significant damages, be enjoined from further sale and distribution of our products that use the open source software, be required to pay a license fee, be forced to reengineer our products, or be required to comply with the foregoing conditions of the open source software licenses (including the release of the source code to our proprietary software), any of which could adversely affect our business. Even if these claims do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could harm our business, results of operations, financial condition and reputation.

Additionally, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source software does not come with warranties or other contractual protections regarding indemnification, infringement claims or the quality of the code.

Risks Related to Ownership of Our Common Stock and this Offering

Our stock price may be volatile and investors in our common stock may be unable to sell their shares at or above the price at which they were purchased.

The trading prices of the securities of technology companies, including technology companies in the industry in which we operate, have been highly volatile and the market price of our common stock may decline below the offering price in this offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	announcements of technological innovations, new products, strategic alliances, or significant agreements by us or by our competitors;

•	announcements by our customers regarding significant increases or decreases in capital expenditures;

•	departure of key personnel;

•	litigation involving us or that may be perceived as having an impact on our business;

•	changes in general economic, industry and market conditions and trends, including the economic slowdown in China that began in 2015 and the uncertainty arising from the June 2016 referendum vote in the United Kingdom in favor of exiting from the European Union;

•	investors’ general perception of us;

•	sales of large blocks of our stock; and

•	announcements regarding further industry consolidation.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Our quarterly operating results or other operating metrics may fluctuate significantly, which could cause the trading price of our common stock to decline.

Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. We expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	the level of demand for our products and our ability to maintain and increase our customer base;

•	the timing and success of new product introductions by us or our competitors or any other change in the competitive landscape of our market;

•	the mix of products sold in a quarter;

•	export control laws or regulations that could impede our ability to sell our products to ZTE or any of its affiliates or other customers in certain foreign jurisdictions;

•	pricing pressure as a result of competition or otherwise or price discounts negotiated by our customers;

•	delays or disruptions in our supply or manufacturing chain;

•	our ability to reduce manufacturing costs;

•	errors in our forecasting of the demand for our products, which could lead to lower revenue or increased costs;

•	seasonal buying patterns of some of our customers;

•	introduction of new products, with initial sales at relatively small volumes with resulting higher product costs;

•	increases in and timing of sales and marketing, research and development and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	insolvency, credit, or other difficulties faced by our customers, affecting their ability to purchase or pay for our products;

•	insolvency, credit, or other difficulties confronting our suppliers and contract manufacturers leading to disruptions in our supply or distribution chain;

•	levels of product returns and contractual price protection rights;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	product recalls, regulatory proceedings or other adverse publicity about our products;

•	fluctuations in foreign exchange rates;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions in either domestic or international markets.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of any analysts that cover us or investors in our common stock with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We will have broad discretion in the use of the proceeds of this offering and may not use them effectively.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We expect to use the proceeds of this offering for working capital and other general corporate purposes. Because we will have broad discretion in the application of the net proceeds from this offering, our management may fail to apply these funds effectively, which could adversely affect our ability to operate and grow our business. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

If securities or industry analysts cease publishing, research or reports about us, our business or our market, or if they publish negative evaluations of our stock or the stock of other companies in our industry, the price of our stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock or the stock of other companies in our industry, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Purchasers in this offering will incur immediate and substantial dilution in the book value of their investment as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $90.41 per share, representing the difference between the assumed public offering price of $99.50 per share, which is the last reported sale price of our common stock on October 3, 2016, and our as adjusted net tangible book value per share after giving effect to this offering. Moreover, we issued warrants and options in the past to acquire common stock at prices significantly below the assumed public offering price. As of September 15, 2016, there were 245,000 shares subject to outstanding warrants with a weighted-average exercise price of $1.61 per share and 2,734,453 shares subject to outstanding options with a weighted-average exercise price of $6.10 per share and 2,493,840 shares subject to outstanding restricted stock units, or RSUs. To the extent that these outstanding warrants or options are ultimately exercised, and these outstanding RSUs vest and are settled, you will incur further dilution.

Because we do not expect to pay any dividends on our common stock for the foreseeable future, returns to investors in our common stock will be limited to any increase in the value of our common stock.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. Accordingly, investors in our common stock must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors and executive officers and entities with which they are affiliated will beneficially own, in the aggregate, more than 40.2% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock in this offering. As a result, in the event these stockholders acted together, they could have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets, and over the management and affairs of our company. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or may want us to pursue strategies that deviate from the interests of other stockholders.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After the closing of this offering, we will have 37,049,477 shares of common stock outstanding based on the number of shares outstanding as of September 15, 2016. This includes the 1,210,302 shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining 35,839,175 shares, 31,268,991 shares, or 84.4% of our outstanding shares after this offering, are currently, and will be following the closing of this offering, restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws with respect to affiliate sales, in the near future as set forth below. The remaining 5,780,486 shares, or 15.6% of our outstanding shares after this offering, are unrestricted.

Number of Shares and Percentage of Total Outstanding	Date Available for Sale Into Public Market
5,780,486 shares, or 15.6%	On the date of this prospectus
6,625,186 shares, or 17.9%	On November 9, 2016
24,643,805 shares, or 66.5%	90 days after the date of this prospectus due to lock-up agreements between the holders of these shares and the underwriters or between the holders of these shares and us. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

In addition, approximately 31,425,067 shares are subject to lock-up agreements entered into in connection with our initial public offering. These lock-up agreements were originally set to expire on November 8, 2016. However, the underwriters from our initial public offering have consented to partially release these lock-up restrictions with respect to the selling stockholders to permit them to sell up to 3,964,698 shares (including the underwriters’ option to purchase additional shares) in this offering, including 2,321,881 shares beneficially owned by our directors and executive officers or entities with which they are affiliated. In addition, the underwriters from our initial public offering have consented to release the lock-up restrictions with respect to approximately 150,475 shares held by certain of our executive officers to enable such officers to surrender such shares to us to satisfy tax withholding obligations related to the settlement of RSUs, assuming a fair market value per share on the date of settlement of $99.50, which was the last reported sale price of our common stock on October 3, 2016. Further, the underwriters from our initial public offering have also consented to partially release the lock-up restrictions with respect to approximately 435,000 shares held by our employees who are not executive officers, which represents approximately 10% of the shares held by such employees, effective as of the day immediately succeeding the closing of this offering, and such shares will be eligible for sale in the public market following such time subject to our insider trading policies and procedures and any other applicable limitations. See “Management—Executive Officers, Directors and Significant Employees” for additional information.

In addition, as of September 15, 2016, there were 245,000 shares subject to outstanding warrants, 2,734,453 shares subject to outstanding options, 2,493,840 shares subject to outstanding RSUs, and an additional 2,603,140 shares reserved for future issuance under our equity incentive plans that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, lock-up agreements and the restrictions imposed on our affiliates under Rule 144. Moreover, after this offering, holders of an aggregate of 21,318,596 shares of our common stock as of September 15, 2016, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Anti-takeover provisions in our restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our restated certificate of incorporation and amended and restated bylaws and Delaware law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or delay attempts by our stockholders to replace or remove our management. Our corporate governance documents include provisions:

•	establishing a classified board of directors with staggered three-year terms so that not all members of our board are elected at one time;

•	providing that directors may be removed by stockholders only for cause and only with a vote of the holders of at least 75% of the issued and outstanding shares of voting stock;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock; and

•	limiting the liability of, and providing indemnification to, our directors and officers.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders holding more than 15% of our outstanding voting stock from engaging in certain business combinations with us. Any provision of our amended and restated certificate of incorporation or amended and restated by-laws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors in our common stock are willing to pay for our common stock.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors in our common stock might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our restated certificate provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our restated certificate provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We are currently an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are currently an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. Accordingly, we will incur additional costs in connection with complying with the accounting standards applicable to public companies and may incur further costs when the accounting standards are revised and updated.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, operating results and financial condition.

As a public company, and particularly after we cease to be an “emerging growth company,” we will continue to incur significant legal, accounting and other expenses. We are subject to the reporting requirements of the Securities and Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the NASDAQ Global Select Market, or NASDAQ. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning in 2018, Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting.

We are currently evaluating our internal controls, identifying and remediating deficiencies in those internal controls and documenting the results of our evaluation, testing and remediation. As an emerging growth company, we avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an emerging growth company. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	our expectations regarding our expenses and revenue, our ability to maintain and expand gross profit, the sufficiency of our cash resources and needs for additional financing;

•	our anticipated growth strategies;

•	our expectations regarding competition;

•	the anticipated trends and challenges in our business and the market in which we operate;

•	our expectations regarding, and the stability of our, supply chain and manufacturing;

•	the scope, progress, expansion, and costs of developing and commercializing our products;

•	the size and growth of the potential markets for our products and the ability to serve those markets;

•	the timing, rate and degree of introducing any of our products into the market and the market acceptance of any of our products;

•	our ability to establish and maintain development partnerships;

•	our ability to attract or retain key personnel;

•	our expectations regarding federal, state and foreign regulatory requirements, including export controls, tax law changes and interpretations, economic sanctions and anti-corruption regulations;

•	regulatory developments in the United States and foreign countries, including under export control laws or regulations that could impede our ability to sell our products to our customer ZTE or any of its affiliates or other customers in certain foreign jurisdictions;

•	our ability to obtain and maintain intellectual property protection for our products; and

•	our use of proceeds from this offering.

Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $115.1 million, assuming a public offering price of $99.50 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on October 3, 2016, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds of this offering for working capital and general corporate purposes. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of or investments in complementary products, technologies or businesses. While we have no current agreements, commitments or understandings for any specific acquisitions at this time, we may use a portion of our net proceeds for these purposes.

Pending use of the proceeds as described above, we intend to invest the proceeds in short-term, interest-bearing obligations, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the Nasdaq Global Select Market under the symbol “ACIA” since May 13, 2016. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low intraday sales prices per share of our common stock, as reported by the Nasdaq Global Select Market, for the periods indicated.

	Price Range
	High	Low
2016
Quarter ended June 30, 2016(1)	$45.75	$27.05
Quarter ended September 30, 2016	$128.73	$39.29
Quarter ending December 31, 2016 (through October 3, 2016)	$104.00	$98.10

(1)	Our common stock began trading on May 13, 2016.

The closing sale price per share of our common stock, as reported by the Nasdaq Global Select Market, on October 3, 2016 was $99.50. As of September 15, 2016, there were 128 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be subject to the discretion of our board of directors and applicable law, and will depend on various factors, including our results of operations, financial condition, prospects and any other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016, as follows:

•	on an actual basis;

•	on an as adjusted basis to give effect to the sale of 1,210,302 shares of our common stock in this offering based upon an assumed public offering price of $99.50 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on October 3, 2016, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of June 30, 2016
	Actual	As Adjusted
	(unaudited) (in thousands, except share and per share amounts)
Cash and cash equivalents	$159,009	$274,119

Stockholders’ equity:
Preferred stock, $0.0001 par value: 5,000,000 shares authorized; none issued and outstanding, actual and as adjusted	—	—
Common stock, $0.0001 par value: 150,000,000 shares authorized, 35,658,911 shares issued and outstanding, actual; 150,000,000 shares authorized, 36,869,213 shares issued and outstanding as adjusted	4	4
Additional paid-in capital	181,747	296,857
Retained earnings	39,532	39,532

Total stockholders’ equity	221,283	336,393

Total capitalization	$221,283	$336,393

The table above is illustrative only and does not include:

•	2,733,737 shares of common stock issuable upon the exercise of options outstanding under our equity incentive plans as of June 30, 2016, with a weighted-average exercise price of $5.21 per share;

•	2,392,378 shares of common stock issuable upon the vesting of RSUs outstanding under our equity incentive plans as of June 30, 2016;

•	245,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2016, with a weighted-average exercise price of $1.61 per share; and

•	2,744,802 shares of common stock reserved for future issuance under our equity compensation plans, including 2,044,802 shares of common stock reserved for issuance under our 2016 Equity Incentive Plan, and 700,000 shares of common stock reserved for issuance under our Amended and Restated 2016 Employee Stock Purchase Plan. Our 2016 Equity Incentive Plan also provides for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation—Stock Option and Other Compensation Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the years ended December 31, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data presented below for the year ended December 31, 2013 have been derived from our audited financial statements not appearing in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2015 and June 30, 2016, and the consolidated balance sheet data as of June 30, 2016, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period and the results for any interim period are not necessarily indicative of the results to be expected in the full year. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$77,652	$146,234	$239,056	$105,090	$200,681
Cost of revenue(1)	47,983	93,558	145,350	68,081	111,323

Gross profit	29,669	52,676	93,706	37,009	89,358
Operating expenses:
Research and development(1)	24,248	28,471	38,645	16,723	37,253
Sales, general and administrative(1)	5,099	6,615	13,124	5,055	12,703
Loss on disposal of property and equipment	745	108	—	—	—

Total operating expenses	30,092	35,194	51,769	21,778	49,956

(Loss) income from operations	(423)	17,482	41,937	15,231	39,402

Total other (expense) income, net	(770)	(1,029)	(2,132)	(1,408)	(3,411)

(Loss) income before income taxes	(1,193)	16,453	39,805	13,823	35,991
Provision (benefit) for income taxes	—	2,933	(715)	4,779	3,796

Net (loss) income	(1,193)	13,520	40,520	9,044	32,195

Net (loss) income attributable to common stockholders—basic(2)	$(4,971)	$1,728	$7,597	$1,419	$13,006

Net (loss) income attributable to common stockholders —diluted(2)	$(4,971)	$1,728	$7,597	$1,419	$13,006

Net (loss) income per share attributable to common stockholders(2):
Basic	$(1.12)	$0.31	$1.18	$0.23	$0.95

Diluted	$(1.12)	$0.23	$0.91	$0.18	$0.77

Weighted-average shares used to compute net (loss) income per share attributable to common stockholders:
Basic	4,429	5,629	6,429	6,274	13,751

Diluted	4,429	7,447	8,311	7,973	16,927

Other Operational and Financial Data:
Non-GAAP gross profit(3)	$29,694	$52,693	$93,781	$37,027	$90,050
Non-GAAP income from operations(3)	$1,081	$17,889	$42,762	$15,546	$48,863
Non-GAAP net income(3)	$405	$14,410	$32,310	$10,979	$43,452
Adjusted EBITDA(3)	$3,550	$20,395	$47,495	$17,669	$52,605

	December 31, 2014	December 31, 2015	June 30, 2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,128	$27,610	$159,009
Working capital	31,710	55,147	189,519
Total assets	65,660	130,744	296,225
Long-term debt, including current portion	2,115	—	—
Total liabilities	28,409	51,948	74,942
Redeemable convertible preferred stock	66,427	70,780	—
Total stockholders’ (deficit) equity	(29,176)	8,016	221,283

(1)	Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Cost of revenue	$25	$17	$75	$18	$692
Research and development	960	258	561	218	5,578
Sales, general and administrative	519	132	189	79	3,191

Total stock-based compensation	$1,504	$407	$825	$315	$9,461

(2)	See Notes 2, 3, and 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net (loss) income per share attributable to common stockholders, basic and diluted.
(3)	See “—Non-GAAP Financial Measures” for information regarding our use of these non-GAAP financial measures and a reconciliation of such measures to their nearest GAAP equivalents.

Non-GAAP Financial Measures

To supplement our consolidated financial statements presented in accordance with GAAP, we monitor and consider non-GAAP gross profit, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted earnings per share and adjusted EBITDA, which are non-GAAP financial measures. These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similarly-titled measures presented by other companies.

Non-GAAP gross profit.    We define non-GAAP gross profit as gross profit as reported on our consolidated statements of operations, excluding the impact of stock-based compensation, which is a non-cash charge. We have presented non-GAAP gross profit because we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our results of operations to other companies in our industry.

Non-GAAP income from operations.    We define non-GAAP income from operations as income from operations as reported on our consolidated statements of operations, excluding the impact of stock-based compensation. We have presented non-GAAP income from operations because we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our results of operations to other companies in our industry.

Non-GAAP net income.    We define non-GAAP net income as net income as reported on our consolidated statements of operations, excluding the impact of stock-based compensation and preferred stock warrant liability, both of which are non-cash charges, and the effect of an income tax benefit related to the release and reversal of a valuation allowance against deferred tax assets and the tax impact on those excluded items. We have presented non-GAAP net income because we believe that the exclusion of stock-based compensation, preferred stock warrant liability and the reversal of the valuation allowance allows for more accurate comparisons of our results of operations to other companies in our industry.

Non-GAAP diluted earnings per share.     Prior to our initial public offering, in order to calculate non-GAAP diluted earnings per share, we used a non-GAAP weighted-average share count. We defined non-GAAP weighted-average shares used to compute non-GAAP diluted earnings per share as GAAP weighted-average shares used to compute diluted net income per share attributable to common stockholders, adjusted to reflect the conversion of our redeemable convertible preferred stock into common stock and the conversion of our redeemable convertible preferred stock warrants into common stock warrants, both as if they had occurred at the beginning of the period. Upon the closing of our initial public offering during the second quarter of 2016, all of our outstanding redeemable convertible preferred stock converted into common stock, and our redeemable convertible preferred stock warrants converted into common stock warrants. As a result, for the preliminary results for the three months ended September 30, 2016, adjustments related to the preferred stock and warrants were no longer required. We have presented non-GAAP diluted earnings per share because we believe that the exclusion of stock-based compensation, the change in fair value of the preferred stock warrant liability, and the conversion of preferred stock, allows for more accurate comparisons of our results of operations to other companies in our industry.

Adjusted EBITDA.    We define adjusted EBITDA as our net income excluding stock-based compensation and preferred stock warrant liability; interest expense; depreciation; and our provision for income taxes. We have presented adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core operating performance.

We use these non-GAAP financial measures to evaluate our operating performance and trends and make planning decisions. We believe that each of these non-GAAP financial measures help identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude. Accordingly, we believe that these financial measures provide useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to key financial metrics used by our management in its financial and operational decision-making.

Our non-GAAP financial measures are not prepared in accordance with GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures rather than gross profit, (loss) income from operations, net (loss) income or diluted earnings per share, which are the nearest GAAP equivalents. Some of these limitations are:

•	we exclude stock-based compensation expense from each of our non-GAAP financial measures, as it has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•	we exclude the revaluation of our preferred stock warrant liability from our non-GAAP net income and adjusted EBITDA measures, as it has historically been a recurring non-cash charge but it will not recur in the periods following the completion of this offering;

•	adjusted EBITDA excludes depreciation expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future;

•	adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest, which reduces cash available to us;

•	adjusted EBITDA does not reflect income tax payments that reduce cash available to us; and

•	the expenses and other items that we exclude in our calculation of adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from adjusted EBITDA when they report their operating results.

We believe that providing these non-GAAP measures to our investors, in addition to providing the corresponding income statement measures, provides investors the benefit of viewing our performance using the same financial metrics that our management team uses in making many key decisions and evaluating how our results of operations may look in the future. Our management does not believe that items not involving cash expenditures, such as non-cash compensation related to stock options and redeemable convertible preferred stock warrant liability costs derived from mark-to-market adjustments, are part of our critical decision making process. Therefore, we exclude those items from non-GAAP gross profit, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted earnings per share and adjusted EBITDA.

Because of these limitations, adjusted EBITDA should be considered along with other operating and financial performance measures presented in accordance with GAAP.

Our non-GAAP measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. Non-GAAP gross profit, income from operations, net income and diluted earnings per share are not substitutes for gross profit, (loss) income from operations, net (loss) income or diluted earnings per share. In addition, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Adjusted EBITDA excludes some costs, namely, non-cash stock-based compensation, interest expense and provision for income taxes, which are recurring, and therefore does not reflect the non-cash impact of stock-based compensation or working capital needs that will continue for the foreseeable future.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Non-GAAP Gross Profit
Gross profit	$29,669	$52,676	$93,706	$37,009	$89,358
Stock-based compensation—cost of revenue	25	17	75	18	692

Non-GAAP gross profit	$29,694	$52,693	$93,781	$37,027	$90,050

Non-GAAP gross profit margin	38.2%	36.0%	39.2%	35.2%	44.9%

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Non-GAAP Income from Operations
(Loss) income from operations	$(423)	$17,482	$41,937	$15,231	$39,402
Stock-based compensation	1,504	407	825	315	9,461

Non-GAAP income from operations	$1,081	$17,889	$42,762	$15,546	$48,863

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Non-GAAP Net Income
Net (loss) income	$(1,193)	$13,520	$40,520	$9,044	$32,195
Stock-based compensation	1,504	407	825	315	9,461
Change in fair value of preferred stock warrant liability	94	483	2,154	1,443	3,361
Reversal of valuation allowance	—	—	(11,142)	—	—
Tax effect of excluded items	—	—	(47)	177	(1,565)

Non-GAAP net income	$405	$14,410	$32,310	$10,979	$43,452

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Adjusted EBITDA
Net (loss) income	$(1,193)	$13,520	$40,520	$9,044	$32,195
Stock-based compensation	1,504	407	825	315	9,461
Change in fair value of preferred stock warrant liability	94	483	2,154	1,443	3,361
Depreciation	2,629	2,662	4,576	1,956	3,820
Interest income (expense), net	516	390	135	132	(28)
Provision (benefit) for income taxes	—	2,933	(715)	4,779	3,796

Adjusted EBITDA	$3,550	$20,395	$47,495	$17,669	$52,605

	Three Months Ended September 30, 2016
	Low End of Range	High End of Range
	(in thousands)
Non-GAAP Net Income
Net income	$27,800	$30,500
Stock-based compensation	6,750	6,600
Tax effect of stock-based compensation	(550)	(400)

Non-GAAP net income	$34,000	$36,700

	Three Months Ended September 30, 2016
	Low End of Range	High End of Range
Non-GAAP Diluted Earnings Per Share
GAAP diluted earnings per share	$0.68	$0.75
Stock-based compensation	0.17	0.16
Tax effect of stock-based compensation	(0.01)	(0.01)

Non-GAAP diluted earnings per share	$0.83	$0.90

Estimated weighted-average shares used to compute GAAP and non-GAAP diluted earnings per share	40,750	40,750

Earnings per share amounts in the table above are based on actual values. Totals may not sum due to rounding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” In this discussion, we use financial measures that are considered non-GAAP financial measures under Securities and Exchange Commission rules. These rules require supplemental explanation and reconciliation, which is included elsewhere in this prospectus. Investors should not consider non-GAAP financial measures in isolation from or in substitution for, financial information presented in compliance with GAAP.

Company Overview

Our mission is to deliver high-speed coherent optical interconnect products that transform communications networks, relied upon by cloud infrastructure operators and content and communication service providers, through improvements in performance and capacity and a reduction in associated costs. By converting optical interconnect technology to a silicon-based technology, a process we refer to as the siliconization of optical interconnect, we believe we are leading a disruption that is analogous to the computing industry’s integration of multiple functions into a microprocessor. Our products include a series of low-power coherent digital signal processor application-specific integrated circuits, or DSP ASICs, and silicon photonic integrated circuits, or silicon PICs, which we have integrated into families of optical interconnect modules with transmission speeds ranging from 40 to 400 gigabits per second, or Gbps, for use in long-haul, metro and inter-data center markets. We are also developing optical interconnect modules that will enable transmission speeds of one terabit (1,000 gigabits) per second and more. Our modules perform a majority of the digital signal processing and optical functions in optical interconnects and offer low power consumption, high density and high speeds at attractive price points.

For the years ended December 31, 2014 and 2015, we generated 77.7% and 72.6% of our revenue, respectively, from our five largest customers over these periods. For the six month periods ended June 30, 2015 and 2016, we generated 79.2% and 79.8% of our revenue, respectively, from our five largest customers.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Non-GAAP Gross Profit	$52,693	$93,781	$37,027	$90,050
Non-GAAP Income from Operations	$17,889	$42,762	$15,546	$48,863
Non-GAAP Net Income	$14,410	$32,310	$10,979	$43,452
Adjusted EBITDA	$20,395	$47,495	$17,669	$52,605

These key business metrics are non-GAAP financial measures. Please see “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for information regarding the limitations of using these financial measures and for a reconciliation of non-GAAP gross profit to gross profit, of non-GAAP income from operations to income from operations, of non-GAAP net income to net income and of adjusted EBITDA to net income, in each case the most directly comparable financial measure calculated in accordance with GAAP.

Key Factors Affecting our Performance

We believe that our future success will depend on many factors, including our ability to expand sales to our existing customers and add new customers over time. While these areas present significant opportunity, they also present risks that we must manage to ensure successful results. See “Risk Factors” for a discussion of these risks. If we are unable to address these challenges, our business could be adversely affected.

Network Service Provider Investment in High-Speed Optical Equipment.    Cloud and service providers are continuing to invest in higher capacity networks to support the continued growth in demand for data traffic. We believe that 100 Gbps and 400 Gbps coherent optical technologies will continue to replace older technologies in long-haul, metro and inter-data center networks. Our business and results depend on the continued investment by network service providers in these advanced networks.

Expanding Sales to Existing Customer Base.    We expect that a substantial portion of our future sales will be follow-on sales to existing customers. One of our sales strategies is to maintain a high level of customer satisfaction by delivering our products with compelling value propositions. We believe that our current customers present us with significant opportunities for additional product sales given the existing and expected market share of these customers and our prior sales experience with them. We also believe that our customers will continue to design our products into their network equipment products in an effort to maintain and potentially grow their market share over time as growth in the overall market for optical interconnect continues to grow. Our customers have historically shown a high propensity to purchase new products from us over multiple quarters and in many cases over multiple years at increasing volumes. In addition, several of our customers have elected to integrate an increasing number of our products into their network equipment product lines. For example, the eight customers who first purchased products from us in 2011 generated $12.7 million of revenue in 2011 compared to $130.4 million of revenue in 2014 and $178.4 million of revenue in 2015, representing a compound annual growth rate through 2015 of 94%. For the period of 2011 through 2015, these eight customers generated cumulative revenue of $422.5 million. For the 12 months ended June 30, 2016 and 2015, these eight customers generated revenue of $256.8 million and $161.4 million, respectively.

Adding New Customers.    We believe that the metro and inter-data center markets are still in the early stages of adoption. We intend to add new customers over time by continuing to invest in our technology and business development team to capitalize on these new opportunities. Our products and technology have accelerated the rate at which optical interconnect technology can be easily deployed and designed into newer generation network equipment, thus making it easier to integrate our products across many system applications. Generally, we educate prospective customers in these markets about the technical merits and capabilities of our products, the potential cost savings of our products and the costs of designing and utilizing internally developed solutions. We build relationships with prospective customers at all levels in a customer’s organizational hierarchy. We believe that customer references and our existing customers’ ability to gain market share combined with our product and technology strengths and capabilities have been, and will continue to be, an important factor in winning new business.

Selling More Highly Integrated and Higher-Performance Products.    Our results of operations have been, and we believe will continue to be, affected by our ability to design and sell more highly integrated products with improved performance and increased functionality. We aim to grow our revenue and expand our margins by enabling customers to transition from previously deployed 10 Gbps and 40 Gbps solutions to our 100 Gbps and 400 Gbps modules and demonstrate the value proposition to the growing number of metro and inter-data center network equipment designers and manufacturers. Our ability to sustain our revenue growth and gross margin improvement will depend, in part, upon our continued sales of our newer, more integrated and higher performance products, and our quarterly results of operations can be significantly impacted by the mix of products sold during the period.

Investing in Research and Development for Growth.    We believe that the market for our optical interconnect technology products is still in the early stages of adoption and we intend to continue investing for long-term growth. We expect to continue to invest heavily in coherent digital signal processing, optics integration, silicon photonics, hardware engineering and software, all of which afford ongoing vertical integration of components into our core technologies. By investing in research and development, we believe we will be well positioned to continue to design new products and grow our business and take advantage of our large market opportunity. We expect that our results of operations will be impacted by the timing and size of these investments.

Customer Concentration.    During 2014, 2015 and the six months ended June 30, 2015 and 2016, our five largest customers in each period (which differed by period) accounted for 77.7%, 72.6%, 79.2% and 79.8% of our revenue, respectively. During 2014, 2015 and the six months ended June 30, 2015 and 2016, our largest customer in each period, ZTE Kangxon Telecom Co. Ltd., or ZTE, accounted for 35.4%, 27.6%, 29.0% and 37.9% of our revenue, respectively. On March 8, 2016, the U.S. Department of Commerce’s Bureau of Industry and Security imposed restrictions on exports, reexports, and in-country transfers of U.S.-regulated products, software and technology to ZTE, its parent company and two other affiliated entities, which had the effect of preventing us from making any sales to ZTE. On March 24, 2016, the U.S. Department of Commerce issued a temporary general license suspending the enhanced export licensing requirements for ZTE and one of the designated affiliates through June 30, 2016, thereby enabling us to resume sales to ZTE. On June 28, 2016, the U.S. Department of Commerce extended the temporary general license through August 30, 2016. On August 19, 2016, the U.S. Department of Commerce further extended the temporary general license through November 28, 2016. There can be no guarantee that the U.S. Department of Commerce will extend this temporary general license beyond the November 28, 2016 expiration date or permit any sales to the designated ZTE entities after this temporary general license expires. This or future regulatory activity may interfere with our ability to make sales to ZTE or other customers. This or future regulatory activity may interfere with our ability to make sales to ZTE or other customers. We expect continued variability in our customer concentration and timing of sales on a quarterly and annual basis. In addition, we have provided, and may in the future provide, annual and semi-annual pricing reductions and pricing discounts to large volume customers, which may result in lower margins for the period in which such sales occur. Our gross margins may also fluctuate as a result of the timing of such sales and the mix of products sold to large volume customers.

Key Components of our Results of Operations

Revenue

We derive substantially all of our revenue from the sale of our products within our 100 and 400 Gbps product families, which we sell through our direct sales force. We sell a substantial majority of our products to network equipment manufacturers for ultimate sale to communications and content service providers and data center and cloud infrastructure operators, which we refer to together as cloud and service providers, and we expect network equipment manufacturer customers to be the primary market for our products for the foreseeable future. Our negotiated terms and conditions of sale do not allow for product returns.

Our revenue is affected by changes in the number, product mix and average selling prices of our products. We also have experienced declines in revenue in the fourth quarter compared to the third quarter due to our customers’ ability to delay or reschedule shipments under the terms of their contracts with us. Our product revenue is typically characterized by a life cycle that begins with sales of pre-production samples and prototypes followed by the sale of early production models with higher average selling prices and lower volumes, followed by broader market adoption, higher volumes, and average selling prices that are lower than initial levels. In addition, our product revenue may be affected by contractual commitments to significant customers that obligate us to reduce the selling price of our products on an annual or semi-annual basis.

Cost of Revenue

Our cost of revenue is comprised primarily of the costs of procuring goods from our contract manufacturers and other suppliers. In addition, cost of revenue includes assembly, test, quality assurance, warranty and logistics-related fees, impacts of manufacturing yield, and costs associated with excess and obsolete inventory.

Personnel-related expenses include salaries, benefits and stock-based compensation, as well as consulting fees for those personnel engaged in the management of our contract manufacturers, new product manufacturing activities, logistical support and manufacturing and test engineering and supply chain management.

Gross Profit

Our gross profit has been, and may in the future be, influenced by several factors including changes in product mix, sales of more highly integrated products, target end markets for our products, pricing due to competitive pressure, and favorable and unfavorable changes in production costs, including global demand for electronic components used in our products. As some products mature and unit volumes increase, the average selling prices of those products may decline. These declines often coincide with improvements in manufacturing yields and lower wafer, component, assembly and test costs, which lower production costs and may offset some of the margin reduction that results from lower selling prices. We anticipate that our newer modules, which integrate our silicon PIC, will contribute higher gross profit over time than some of our older products, because the integration of our silicon PIC into these products eliminates the need for us to purchase several high-cost discrete components for the same level of functionality, thus improving margins on these products. In addition, we plan to shift the manufacturing of some of our high volume products to contract manufacturers located in lower-cost regions, which would decrease the cost of the manufacturing of these products and correspondingly improve margins. Although we primarily procure and sell our products in U.S. dollars, our contract manufacturers incur many costs, including labor and component costs, in other currencies. To the extent that the exchange rates move unfavorably for our contract manufacturers, they may try to pass resulting costs on to us, which could have a material effect on our future average unit costs. Our gross profit may fluctuate from period to period as a result of changes in average selling prices related to new product introductions, existing product transitions into larger scale commercial volumes, maturity of a product within its life cycle, the effect of prototype and sample sales and resulting mix of products within a family of products. In future periods, we may hedge certain significant transactions denominated in currencies other than the U.S. dollar.

Operating Expenses

We classify our operating expenses as research and development and sales, general and administrative expenses.

•	Research and development expenses consist primarily of salary and benefit expenses, including stock-based compensation, for employees and costs for contractors engaged in research, design and development activities incurred directly and with support from external vendors, such as outsourced research and development costs, as well as costs for prototypes, depreciation, purchased intellectual property, facilities and travel. In future periods, we may hedge certain significant outsourced research and development transactions denominated in currencies other than the U.S. dollar. Over time, we expect our research and development costs to increase in absolute dollars as we continue making significant investments in developing new products and new technologies, including with respect to increased performance and smaller industry-standard form factors.

•	Sales, general and administrative expenses include salary and benefit expenses, including stock-based compensation, for employees and costs for contractors engaged in sales, marketing, customer service, technical support, and general and administrative activities, as well as the costs of legal expenses, trade shows, marketing programs, promotional materials, bad debt expense, legal and other professional services, facilities, general liability insurance and travel. Over time, we expect our sales, general and administrative expenses to increase in absolute dollars primarily due to our continued growth and the costs of compliance associated with being a public company.

Other (Expense) Income, Net

Other (expense) income, net consists of interest expense associated with our working capital line of credit and term loan, amortization of debt issuance costs and debt discount, interest income earned on our cash balances, gain or loss on the revaluation of our redeemable convertible preferred stock warrant liability, and foreign currency transactions gains and losses. To date, we have not utilized derivatives to hedge our foreign exchange risk as we believe the risk to be immaterial to our results of operations. In future periods, we may hedge certain significant transactions denominated in currencies other than the U.S. dollar as we expand our international operations.

Provision (Benefit) for Income Taxes

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates different from those in the United States. Our effective tax rates will vary depending on the relative proportion of foreign to U.S. income, the utilization of foreign tax credits, changes in corporate structure, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws and interpretations. We plan to regularly assess the likelihood of outcomes that could result from the examination of our tax returns by the U.S. Internal Revenue Service, or IRS, and other tax authorities to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our then-current expectations, charges or credits to our provision for income taxes may become necessary. Any such adjustments could have a significant effect on our results of operations.

In the fourth quarter of 2015, we began the process of restructuring our international operations and, as a result, we expect that our future effective tax rates may be lower than our historical rate; however, the extent to which we realized the benefits of such reduction in the fourth quarter of 2015 was immaterial.

Results of Operations

The following table sets forth our consolidated results of operations for the periods shown:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$146,234	$239,056	$105,090	$200,681
Cost of revenue(1)	93,558	145,350	68,081	111,323

Gross profit	52,676	93,706	37,009	89,358

Operating expenses:
Research and development(1)	28,471	38,645	16,723	37,253
Sales, general and administrative(1)	6,615	13,124	5,055	12,703
Loss on disposal of property and equipment	108	—	—	—

Total operating expenses	35,194	51,769	21,778	49,956

Income from operations	17,482	41,937	15,231	39,402
Other (expense) income:
Interest (expense) income, net	(390)	(135)	(132)	28
Change in fair value of preferred stock warrant liability	(483)	(2,154)	(1,443)	(3,361)
Other (expense) income	(156)	157	167	(78)

Total other expense, net	(1,029)	(2,132)	(1,408)	(3,411)

Income before income taxes	16,453	39,805	13,823	35,991
Provision (benefit) for income taxes	2,933	(715)	4,779	3,796

Net income	$13,520	$40,520	$9,044	$32,195

(1)	Stock-based compensation included in the consolidated statements of operations data was as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Cost of revenue	$17	$75	$18	$692
Research and development	258	561	218	5,578
Sales, general and administrative	132	189	79	3,191

Total stock-based compensation	$407	$825	$315	$9,461

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Revenue	100%	100%	100%	100%
Cost of revenue	64	61	65	55

Gross profit	36	39	35	45
Operating expenses:
Research and development	19	16	16	19
Selling, general and administrative	5	5	5	6
Loss on disposal of property and equipment	—	—	—	—

Total operating expenses	24	21	21	25

Income from operations	12	18	14	20

Total other expense, net	(1)	(1)	(1)	(2)

Income before income taxes	11	17	13	18
Income tax (benefit) provision	2	—	5	2

Net income	9%	17%	9%	16%

Percentages in the table above are based on actual values. Totals may not sum due to rounding.

Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015

Revenue

Revenue and the related changes during the six months ended June 30, 2016 and 2015 were as follows:

	Six Months Ended June 30,		Change in
	2015	2016	$	%
	(dollars in thousands)
Revenue	$105,090	$200,681	$95,591	91%

Revenue increased by $95.6 million, or 91%, to $200.7 million in the six months ended June 30, 2016 from $105.1 million in the six months ended June 30, 2015. The increase was primarily due to a $64.2 million net increase in revenue from sales of products within our 100 Gbps product family and $31.9 million in revenue attributable to the introduction of new products in our 400 Gbps product family. These increases in revenue were partially offset by a $0.5 million decrease in revenue from sales of products within our 40 Gbps product family, as customers migrated to new product family offerings.

Our product sales based on the geographic region of our customers’ delivery location are as follows:

	Six Months Ended June 30, 2015	As a % of Total Revenue	Six Months Ended June 30, 2016	As a % of Total Revenue	Change in
					$	%
	(dollars in thousands)
Americas	$18,766	18%	$43,753	22%	$24,987	133%
EMEA	51,328	49%	58,188	29%	6,860	13%
APAC	34,996	33%	98,740	49%	63,744	182%

Total revenue	$105,090	100%	$200,681	100%	$95,591	91%

Americas

Revenue from product sales to customers with delivery locations in the Americas increased by $25.0 million, or 133%, to $43.8 million in the six months ended June 30, 2016 from $18.8 million in the six months ended June 30, 2015. The increase was primarily due to a $13.3 million net increase in sales of products within our 100 Gbps product family and an $11.7 million increase in sales due to the introduction of new products in our 400 Gbps product family.

Europe, the Middle East and Africa

Revenue from product sales to customers with delivery locations in EMEA increased by $6.9 million, or 13%, to $58.2 million in the six months ended June 30, 2016 from $51.3 million in the six months ended June 30, 2015. The increase was primarily due to a $4.9 million net increase in sales of products within our 100 Gbps product family and a $2.5 million increase in sales due to the introduction of new products in our 400 Gbps product family. These increases in revenue were partially offset by a $0.5 million decrease in revenue from sales of products within our 40 Gbps product family, as customers migrated to new product family offerings.

Asia Pacific

Revenue from product sales to customers with delivery locations in APAC increased by $63.7 million, or 182%, to $98.7 million in the six months ended June 30, 2016 from $35.0 million in the six months ended June 30, 2015. The increase was primarily due to a $46.0 million net increase in sales of products within our 100 Gbps product family and a $17.7 million increase in sales due to the introduction of new products in our 400 Gbps product family.

Cost of Revenue and Gross Profit

	Six Months Ended June 30,		Change in
	2015	2016	$	%
	(dollars in thousands)
Cost of revenue	$68,081	$111,323	$43,242	64%
Gross profit percentage	35.2%	44.5%

Cost of revenue increased $43.2 million, or 64%, to $111.3 million in the six months ended June 30, 2016 from $68.1 million in the six months ended June 30, 2015. The increase was due to the increased volume of products sold from our 100 Gbps product family and the introduction of our 400 Gbps family, partially offset by a volume decline in our 40 Gbps product family, as customers migrated to new product family offerings.

Our gross profit percentage increased to 44.5% in the six months ended June 30, 2016 compared to 35.2% in the six months ended June 30, 2015. The increase was due to the favorable effects of product mix within our 100 Gbps product family and the introduction of products in our 400 Gbps product family.

Research and Development

	Six Months Ended June 30,		Change in
	2015	2016	$	%
	(dollars in thousands)
Research and development	$16,723	$37,253	$20,530	123%

Research and development expense increased $20.5 million, or 123%, to $37.2 million in the six months ended June 30, 2016 from $16.7 million in the six months ended June 30, 2015, due to an $11.2 million increase in personnel-related and other costs as well as a $5.5 million increase in outsourced development costs, and a $3.8 million increase in prototype development costs, each to support our new product development initiatives. The increase in personnel-related costs was primarily attributable to a $5.4 million increase in stock-based compensation expense driven by RSUs that included a performance condition which was met upon completion of our initial public offering.

Sales, General and Administrative

	Six Months Ended June 30,		Change in
	2015	2016	$	%
	(dollars in thousands)
Sales, general and administrative	$5,055	$12,703	$7,648	151%

Sales, general and administrative expenses increased $7.6 million, or 151%, to $12.7 million in the six months ended June 30, 2016 from $5.1 million in the six months ended June 30, 2015, due to a $6.7 million increase in personnel-related and other costs, and a $0.9 million increase in professional services expense, primarily all of which was associated with preparing to be a public company. The increase in personnel-related costs was primarily attributable to a $3.1 million increase in stock-based compensation expense driven by RSUs that included a performance condition which was met upon completion of our initial public offering.

Other Expense, Net

	Six Months Ended June 30,		Change in
	2015	2016	$	%
	(dollars in thousands)
Total other expense, net	$(1,408)	$(3,411)	$(2,003)	142%

Total other expense, net, increased by $2.0 million in the six months ended June 30, 2016 compared to the six months ended June 30, 2015. The loss associated with the revaluation of our preferred stock warrant liability increased $2.0 million, from $1.4 million during the six months ended June 30, 2015 to $3.4 million during the six months ended June 30, 2016. In connection with the closing of our initial public offering in May 2016, the outstanding preferred stock warrants automatically converted into common stock warrants. Accordingly, the preferred stock warrant liability was reclassified to additional paid-in capital and revaluation of the preferred stock warrants will not be required in subsequent periods.

Provision for Income Taxes

	Six Months Ended June 30,		Change in
	2015	2016	$	%
	(dollars in thousands)
Provision for income taxes	$4,779	$3,796	$(983)	(21)%
Effective tax rate	35%	11%

Provision for income taxes for the six months ended June 30, 2016 was $3.8 million compared to $4.8 million for the six months ended June 30, 2015. The decrease in the effective tax rate of 24% primarily resulted from a decrease in the foreign rate differential due to the jurisdictional mix of profits under our corporate structure.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

Revenue

Revenue and the related changes during the year ended December 31, 2014 and 2015 were as follows:

	Year Ended December 31,		Change in
	2014	2015	$	%
	(dollars in thousands)
Revenue	$146,234	$239,056	$92,822	63%

Revenue increased by $92.8 million, or 63%, from $146.2 million in 2014 to $239.1 million in 2015. The increase was primarily due to $92.4 million and $11.0 million of revenue attributable to new product introductions within our 100 Gbps and 400 Gbps product families, respectively. This increase was partially offset by a $6.4 million decrease in sales of existing products in our 100 Gbps product family, as customers migrated to new product family offerings, and a $4.2 million decrease in revenue from sales of products in our 40 Gbps product family, which has reached the end of its volume life cycle.

Our product sales based on the geographic region of our customers’ delivery location are as follows:

	Year Ended December 31, 2014	As a % of Total Revenue	Year Ended December 31, 2015	As a % of Total Revenue	Change in
					$	%
	(dollars in thousands)
Americas	$32,109	22%	$46,624	20%	$14,515	45%
EMEA	60,101	41%	103,150	43%	43,049	72%
APAC	54,024	37%	89,282	37%	35,258	65%

Total revenue	$146,234	100%	$239,056	100%	$92,822	63%

Americas

Revenue from product sales to customers with delivery locations in the Americas increased by $14.5 million, or 45%, from $32.1 million in 2014 to $46.6 million in 2015. The increase was primarily due to $22.5 million and $2.9 million of revenue attributable to new product introductions within our 100 Gbps and 400 Gbps product families, respectively. This increase was partially offset by a $10.9 million decrease in sales of existing products in our 100 Gbps product family, as customers migrated to new product family offerings.

Europe, the Middle East and Africa

Revenue from product sales to customers with delivery locations in EMEA increased by $43.0 million, or 72%, from $60.1 million in 2014 to $103.2 million in 2015. The increase was primarily due to a $24.7 million increase in sales for existing products within our 100 Gbps product family and $21.7 million and $0.8 million of revenue attributable to new product introductions within our 100 Gbps and 400 Gbps product families, respectively. This increase was partially offset by a $4.2 million decrease in sales of products in our 40 Gbps product family, which has reached the end of its volume life cycle.

Asia Pacific

Revenue from product sales to customers with delivery locations in APAC increased by $35.3 million, or 65%, from $54.0 million in 2014 to $89.3 million in 2015. The increase was primarily due to

$48.2 million and $7.3 million of revenue attributable to new product introductions within our 100 Gbps and 400 Gbps product families, respectively. This increase was partially offset by a $20.2 million decrease in sales of existing products in our 100 Gbps product family, as customers migrated to new product family offerings.

Cost of Revenue and Gross Profit

	Year Ended December 31,		Change in
	2014	2015	$	%
	(dollars in thousands)
Cost of revenue	$93,558	$145,350	$51,792	55%
Gross profit percentage	36.0%	39.2%

Cost of revenue increased $51.8 million, or 55%, from $93.6 million in the year ended December 31, 2014 to $145.4 million in the year ended December 31, 2015. The increase was due to the increased volume of products sold from our 100 Gbps product family and the introduction of our 400 Gbps family, partially offset by a volume decline in our 40 Gbps product family, which has reached the end of its volume life cycle.

Our gross profit percentage increased to 39.2% in the year ended December 31, 2015 compared to 36.0% in the year ended December 31, 2014. The increase was due to the favorable effects of product mix within our 100 Gbps product family and the introduction of products in our 400 Gbps product family.

Research and Development

	Year Ended December 31,		Change in
	2014	2015	$	%
	(dollars in thousands)
Research and development	$28,471	$38,645	$10,174	36%

Research and development expense increased $10.2 million, or 36%, from $28.5 million in the year ended December 31, 2014 to $38.7 million in the year ended December 31, 2015, due to a $3.7 million increase in personnel-related and other costs as well as a $3.0 million increase in outsourced development costs, a $1.9 million increase in depreciation expense and a $1.6 million increase in prototype development costs, each to support our new product development initiatives.

Sales, General and Administrative

	Year Ended December 31,		Change in
	2014	2015	$	%
	(dollars in thousands)
Sales, general and administrative	$6,615	$13,124	$6,509	98%

Sales, general and administrative expenses increased $6.5 million, or 98%, from $6.6 million in the year ended December 31, 2014 to $13.1 million in the year ended December 31, 2015, due to a $3.8 million increase in personnel-related and other costs, and a $2.7 million increase in professional services expense, primarily driven by the activities associated with preparing to be a public company.

Other Expense, Net

	Year Ended December 31,		Change in
	2014	2015	$	%
	(dollars in thousands)
Total other expense, net	$(1,029)	$(2,132)	$(1,103)	107%

Total other expense, net, increased by $1.1 million in the year ended December 31, 2015 compared to the year ended December 31, 2014. During the year ended December 31, 2015, the expense associated with the revaluation of our preferred stock warrant liability increased $1.7 million. This increase in expense was partially offset by a $0.3 million gain on foreign exchange transactions and a $0.3 million decrease in interest expense as a result of our full repayment of our working capital line of credit in October 2014 and our term loan in May 2015.

Provision (Benefit) for Income Taxes

	Year Ended December 31,		Change in
	2014	2015	$	%
	(dollars in thousands)
Provision (benefit) for income taxes	$2,933	$(715)	$(3,648)	(124)%
Effective tax rate	18%	(2)%

Benefit for income taxes for the year ended December 31, 2015 was $(0.7) million compared to a provision of $2.9 million for the year ended December 31, 2014. The decrease in the provision for income taxes primarily results from the release of $9.9 million of the valuation allowance against our U.S. deferred tax assets, primarily related to net operating loss and tax credit carryforwards.

Refer to our discussion in “—Critical Accounting Policies and Significant Judgments and Estimates” for additional information regarding the release of the valuation allowance.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each three-month period in the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. You should read this information together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Our operating results may fluctuate due to a variety of factors. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016

Revenue	$27,291	$31,151	$46,780	$41,012	$47,244	$57,846	$65,419	$68,547	$84,489	116,192
Cost of revenue	18,538	20,307	28,029	26,684	30,640	37,441	40,209	37,060	49,083	62,240

Gross profit	8,753	10,844	18,751	14,328	16,604	20,405	25,210	31,487	35,406	53,952

Operating expenses:
Research and development	6,675	5,668	7,275	8,853	7,903	8,820	9,604	12,318	$15,414	21,839
Selling, general and administrative	1,397	1,501	1,642	2,075	2,123	2,932	3,005	5,064	4,054	8,649
Loss on disposal of property and equipment	—	—	—	108	—	—	—	—	—	—

Total operating expenses	8,072	7,169	8,917	11,036	10,026	11,752	12,609	17,382	19,468	30,488

Income from operations	681	3,675	9,834	3,292	6,578	8,653	12,601	14,105	15,938	23,464
Other (expense) income:
Interest (expense) income	(87)	(109)	(117)	(77)	(48)	(84)	(6)	3	9	20
Change in fair value of warrant liability	(158)	(88)	(79)	(158)	(382)	(1,061)	(370)	(341)	248	(3,609)
Other (expense) income	(19)	(3)	(191)	57	252	(85)	(32)	22	(20)	(58)

Total other (expense) income, net	(264)	(200)	(387)	(178)	(178)	(1,230)	(408)	(316)	237	(3,647)

Income before provision (benefit) for income taxes	417	3,475	9,447	3,114	6,400	7,423	12,193	13,789	16,175	19,817
Provision (benefit) for income taxes	75	623	1,676	559	2,063	2,716	3,354	(8,848)	1,577	2,219

Net income	$342	$2,852	$7,771	$2,555	$4,337	$4,707	$8,839	$22,637	$14,598	17,598

	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016

Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	68%	65%	60%	65%	65%	65%	61%	54%	58%	54%

Gross profit	32%	35%	40%	35%	35%	35%	39%	46%	42%	46%

Operating expenses:
Research and development	25%	18%	16%	22%	17%	15%	15%	18%	18%	19%
Selling, general and administrative	5%	5%	3%	5%	4%	5%	4%	7%	5%	7%
Loss on disposal of property and equipment	—	—	—	—	—	—	—	—	—	—

Total operating expenses	30%	23%	19%	27%	21%	20%	19%	25%	23%	26%

Income from operations	2%	12%	21%	8%	14%	15%	20%	21%	19%	20%
Total other (expense) income, net	(1%)	(1%)	(1%)	(1%)	—	(2%)	(1%)	(1%)	—	(3%)

Income before provision (benefit) for income taxes	1%	11%	20%	7%	14%	13%	19%	20%	19%	17%
Provision (benefit) for income taxes	0%	2%	3%	1%	5%	5%	5%	(13)%	2%	2%

Net income	1%	9%	17%	6%	9%	8%	14%	33%	17%	15%

Our revenue has generally increased over the periods presented due to increased demand for products in our 100 Gbps product family, as well as the introduction of new products in our 400 Gbps product family. In 2014, we experienced a decline in revenue in the fourth quarter compared to the third quarter due to our customers’ ability to delay or reschedule shipments under the terms of their contracts with us, resulting in $4.0 million of anticipated purchases by two customers being delayed to the first quarter of 2015. Our gross profit percentage is primarily driven by product mix within our families of products and trends in the average per unit selling price and cost of our products over their respective product life cycles, including quarterly fluctuations due to contract pricing arrangements. Our gross profit percentage increased to 46% during the second quarter of 2016, compared to 35% during the second quarter of 2016. The increase was due to the favorable effects of product mix within our 100 Gbps product family and the introduction of products in our 400 Gbps product family.

Our operating expenses have generally increased over the periods presented, primarily related to the development of new products, as well as increases in salary and personnel costs resulting from increases in functional headcount to support the growth of our business. The increase in research and development costs was primarily attributable to increased personnel added throughout each of the quarters presented, as well as the timing of outsourced development costs in the fourth quarter of each of 2014 and 2015. Sales, general and administrative expenses have increased over the periods presented primarily due to increases in headcount to support the growth of our business and infrastructure costs in preparation for becoming a public company.

Liquidity and Capital Resources

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2014	2015	2015	2016
Cash	$21,128	$27,610	$16,024	$159,009
Working capital	31,710	55,147	37,726	189,519
Net cash provided by operating activities	13,397	22,450	1,788	42,920
Net cash used in investing activities	(6,478)	(12,116)	(4,811)	(8,056)
Net cash used in (provided by) financing activities	(6,020)	(3,847)	(2,078)	96,535

Since fiscal 2014, we have primarily funded our operations through cash generated from operations. In May 2016, we completed our initial public offering in which we received aggregate proceeds of $97.8 million, net of underwriters’ discounts and commissions, before deducting offering costs of approximately $3.8 million. As of June 30, 2016, we had cash and cash equivalents totaling $159.0 million and accounts receivable of $77.9 million.

We believe our existing cash balances and anticipated cash flow from future operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months and the foreseeable future. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, purchases of capital equipment to support our growth, the expansion of sales and marketing activities, any expansion of our business through acquisitions of or investments in complementary products, technologies or businesses, the use of working capital to purchase additional inventory, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. In the event additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.

Working Capital Facility

Prior to June 2, 2016, we maintained a working capital line of credit with Silicon Valley Bank, or SVB, which provided us with access to up to $15.0 million of financing in the form of revolving loans. The working capital line of credit expired by its terms on June 2, 2016 and was not extended.

As of December 31, 2015 and June 2, 2016, the date the working capital line of credit expired, we were in compliance with all the covenants in the working capital line of credit.

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for certain non-cash items, including depreciation expense, stock-based compensation expense, loss on the change in fair value of our preferred stock warrant liability, and other non-cash charges, net, as well as the effect of changes in working capital.

Net cash provided by operating activities was $42.9 million in the six months ended June 30, 2016 as compared to $1.8 million in the six months ended June 30, 2015. The increase of $41.1 million was primarily due to a $23.2 million increase in net income, a $12.4 million increase in non-cash expense items primarily consisting of stock-based compensation, depreciation expense and the change in fair value of our preferred stock warrant liability, and a $5.5 million increase in cash related to changes in operating assets and liabilities. Changes in cash flows related to operating assets and liabilities primarily consisted of a $14.8 million increase in cash due to the timing of payments associated with our accounts payable and accrued liabilities, a $4.7 million increase in cash due to a decreased inventory balance as compared to December 31, 2015, and a $2.5 million increase related to deferred product costs, partially offset by a $14.9 million decrease in cash due to the timing of accounts receivable collections in the second quarter of 2016, and a $2.6 million decrease in prepaid expense and other assets.

Net cash provided by operating activities was $22.5 million in 2015 as compared to $13.4 million in 2014. The increase was primarily due to a $27.0 million increase in net income, partially offset by a $7.3 million decrease in non-cash adjustments primarily consisting of depreciation expense, the change in fair value of our preferred stock warrant liability and the partial release of the valuation allowance, and a $10.7 million decrease in cash related to changes in operating assets and liabilities. Changes in cash flows related to operating assets and liabilities primarily consisted of a $17.2 million decrease in cash due to timing of accounts receivable collections in 2015 and a $14.1 million decrease in cash due to an increase in inventory to fulfill sales orders during the fourth quarter of 2015 and the first quarter of 2016, partially offset by a $16.7 million increase in cash due to the timing of payments associated with our accounts payable and accrued liabilities, an increase of $2.7 million in deferred revenue, a $0.8 million increase in prepaid expense and other assets and a $0.4 million increase in other long-term liabilities.

Investing Activities

Our investing activities have consisted primarily of purchases of lab and computer equipment and software to support the development of new products and increase our manufacturing capacity to meet customer demand for existing products. In addition, our investing activities include expansion of, and improvements to, our leased facilities. As our business expands, we expect that we will continue to invest in these areas.

Net cash used in investing activities in the six months ended June 30, 2016 was $8.1 million, as compared to $4.8 million in the six months ended June 30, 2015. The increase was primarily due to increased purchases of lab equipment to support the development and manufacturing phases of our product life cycles.

Net cash used in investing activities in 2015 was $12.1 million, as compared to $6.5 million in 2014. The increase was primarily due to increased purchases of lab equipment to support the development and manufacturing phases of our product life cycles.

Financing Activities

Our financing activities have consisted primarily of proceeds received from the completion of our initial public offering, net of issuance costs, cash from borrowings prior to 2014 and, in 2014 and 2015, repayments of short- and long-term borrowings.

Net cash provided by financing activities during the six months ended June 30, 2016 was $96.5 million, as compared to net cash used in financing activities of $2.1 million during the six months ended June 30, 2015. During the six months ended June 30, 2016, we completed our initial public offering in which we received aggregate proceeds of $97.8 million, net of underwriters’ discounts and commissions. In addition, during the six months ended June 30, 2016, we paid $1.5 million of initial public offering costs. During the six months ended June 30, 2015, the net cash used in financing activities was primarily for the advanced repayment of principal on our long-term debt obligation.

Net cash used in financing activities during 2015 was $3.8 million, as compared to $6.0 million during 2014. The cash used in 2015 primarily consisted of $2.2 million for the advanced repayment of principal on our long-term debt obligation and $1.8 million for the payment of initial public offering costs, partially offset by $0.2 million in proceeds received from the exercise of stock options. During 2014, cash flows used in financing activities consisted of $5.3 million of repayments on our working capital line of credit and $0.8 million of repayment of principal on our long-term debt obligation.

Contractual Obligations and Commitments

Our principal commitments consist of operating lease payments for our facilities and purchase obligations. The following table summarizes these contractual obligations at June 30, 2016. Future events could cause actual payments to differ from these estimates.

	Payments due by period
	Total	Less than 1 Year (Remaining 2016)	1 to 3 Years (2017 to 2019)	3 to 5 Years (2019 to 2021)	More than 5 Years (2021 and beyond)
	(in thousands)
Operating leases(1)	$22,481	$622	$6,190	$5,857	$9,812
Purchase obligations(2)	249,267	249,267	—	—	—
Unrecognized tax benefits(3)	964	—	—	—	—

Total(4)	$272,712	$249,889	$6,190	$5,857	$9,812

(1)	Our principal facilities are located in Maynard, Massachusetts and Hazlet, New Jersey and are leased under non-cancelable operating leases that expire in January 2019, with respect to the Massachusetts facility, and June 2018 and July 2018, with respect to various floors of the New Jersey facility. We also lease office space in various locations with expiration dates between 2016 and 2020. The lease agreements often include leasehold improvement incentives, escalating lease payments, renewal provisions and other provisions which require us to pay taxes, insurance, maintenance costs or defined rent increases. All of our facility leases are accounted for as operating leases. Rent expense is recorded over the lease terms on a straight-line basis. During the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, rent expense amounted to $709,000, $889,000, $419,000 and $551,000, respectively.

In March 2016, we entered into a lease to relocate the current Hazlet operations to Holmdel, New Jersey which expires in 2021. In April 2016, we entered into a lease to relocate the Maynard operations to another section of the current facility which expires in 2024. Future minimum payments under the leases are included in the table above and below.

Future minimum lease payments due under these non-cancelable lease agreements as of June 30, 2016, are as follows (in thousands):

Year ending December 31,	Amounts
Remaining 2016	$622
2017	2,914
2018	3,276
2019	2,929
2020	2,928
Thereafter	9,812

Total	$22,481

In addition to the lease payments, we have committed to approximately $5.0 million of tenant improvements related to the Maynard lease which are expected to be incurred during 2016.

(2)	Our purchase obligations primarily consist of outstanding purchase orders with our contract manufacturers for inventory and other third parties for the manufacturing of our wafers. Our relationships with these vendors typically allow for the cancellation of outstanding purchase orders, but require payments of all expenses incurred through the date of cancellation. Other obligations include future non-inventory purchases and commitments related to future fixed asset purchases.

(3)	As of June 30, 2016, we had $1.0 million of liabilities for uncertain tax benefits. We are not able to provide reasonably reliable estimates of future payments relating to these obligations.

(4)	We incorporate technology into our products that is licensed from third parties. We have not committed to any future minimum obligations under the terms of the technology licensing agreements, and therefore no amounts have been included in the contractual commitments table. We are required to pay royalties to the licensors of $15 to $17 per unit sold within our new 400 Gbps product family and for our newest product within the 100 Gbps product family. In addition, we pay royalties of $150 per unit sold for our older products within the 100 Gbps and 40 Gbps product families. Our 40 Gbps product family has reached the end of its volume life cycle. As the composition of product sales continues to become increasingly weighted toward newer products, we anticipate that our royalty expense will decrease in absolute dollars as compared to the years ended December 31, 2014 and 2015 as the per unit cost of royalties is less for our newer products. We do not anticipate royalty expense will have a material impact on our results of operations.

Off-Balance Sheet Arrangements

As of June 30, 2016, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing our consolidated financial statements, we make estimates, assumptions and judgments that can have a significant effect on our reported revenue, results of operations and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet during and as of the reporting periods. These estimates, assumptions and judgments are necessary because future events and their effects on our results and the value of our assets cannot be determined with certainty, and are made based on our historical experience and on other assumptions that we believe to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time. As the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

Revenue Recognition

Our products are fully functional at the time of shipment and do not require production, modification or customization. We recognize revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured. Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices, which is evidenced by a customer purchase order or other persuasive evidence of an arrangement. Our agreements with our customers do not include rights of return. Product revenue is recognized upon shipment of product to customers except for instances where title and risk of loss pass to the customer upon delivery or acceptance, where revenue is recognized upon the occurrence of delivery or acceptance, as applicable.

A limited number of revenue arrangements with our customers include more than one element and require the application of ASC 605-25, Revenue Recognition—Multiple Element Arrangements. Arrangement consideration is allocated to each element with standalone value based on the relative selling prices of all of the elements in the arrangement using the fair value hierarchy. We determine the relative selling price of elements based on prices charged for standalone products, when sufficiently concentrated, and third-party evidence of similar elements, or, in the absence of these sources of evidence, based on management’s best estimate of selling price. Revenue recognized from multiple-element arrangements accounted for less than 2% of our total revenue during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016.

Inventories

Inventories consist of finished goods and component parts, which are purchased from contract manufacturers and other suppliers. Inventories are stated at the lower of cost or market on a first-in, first-out basis. Our assessment of market value requires the use of estimates regarding the net realizable value of our inventory balances, including an assessment of excess or obsolete inventories. We determine excess and obsolete inventories based on an estimate of the future demand for our products within a specified time horizon, generally 12 months. The estimates used for future demand are also used for near-term capacity planning and inventory purchases, and are consistent with revenue forecast assumptions. If our demand forecast is greater than actual demand, we may be required to record an excess inventory charge reflected in cost of goods sold, which would decrease gross profit. Any write-downs taken establish a new cost basis for the underlying inventory and cannot be reversed if there are subsequent increases in our demand forecast.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the cumulative difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for years in which temporary differences are expected to reverse. We provide a valuation allowance when it is not more likely than not that deferred tax assets will be realized. We recognize the benefit of an uncertain tax position that has been taken or that we expect to take on income tax returns if such tax position is more likely than not to be sustained.

We follow the authoritative guidance regarding accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These unrecognized tax benefits relate primarily to research tax credits calculated and claimed on federal and state income tax returns. We apply a variety of methodologies in making these estimates, including advice and studies performed by independent subject matter experts, evaluation of public actions taken by the IRS and other taxing authorities, as well as our own industry experience. We provide estimates for unrecognized tax benefits which may be subject to material adjustments until matters are resolved with taxing authorities or statutes expire. If our estimates are not representative of actual outcomes, our results of operations can be materially affected.

A valuation allowance is provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Our assessment included a review of all available evidence, both positive and negative, as well as objective and subjective. Based on the weight of that evidence, we determined that a valuation allowance is only required against a portion of our deferred tax assets which consist of tax attributes we expect to expire prior to full utilization. Our assessment recognizes that future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax laws. Four possible sources of taxable income may be available under applicable tax laws to realize a tax benefit for deductible temporary differences and carryforwards:

•	future reversal of existing taxable temporary differences;

•	future taxable income exclusive of reversing temporary differences and carryforwards;

•	taxable income in carryback years if permitted under tax law; and

•	tax planning strategies that would be implemented.

The more objective the evidence, the more robust the basis is likely to be for a decision as to the need for and the amount of any valuation allowance. Two sources of income, future reversals of existing taxable temporary differences and taxable income in prior carryback years, involve objective assessments on which to base a valuation allowance decision. However, the other income sources (e.g., tax planning strategies and especially future taxable income) involve subjective assessments. Assessing subjective income sources involves a review of our capability and willingness to implement certain tax planning strategies that will generate future taxable income and an assessment of our experience in forecasting future taxable income. In addition to assessing positive and negative evidence for the need for a valuation allowance related to these four potential sources of income, we also weighed the objectively verifiable positive and negative sources.

Under ASC 740-10, Income Taxes, examples of positive evidence that might support a conclusion that a valuation allowance is not needed, despite negative evidence, include:

•	strong earnings history;

•	unrealized appreciation in assets over their tax basis; and

•	existing contracts or a firm sales backlog of profitable orders that management expects will produce more than enough future taxable income to utilize the deferred tax asset.

As of December 31, 2015, we were in a significant cumulative three-year book income position in the U.S. in excess of $50 million, and we believe we will have strong future profitability based on our recent financial performance and current projections. We have generated taxable profits in all years beginning in 2013. Our prior losses for tax purposes occurred as we were in our early stages of development. We expect to continue to generate taxable profits in subsequent years.

ASC 740-10 requires positive evidence of sufficient quality and quantity to offset such negative evidence in order to support a conclusion that a valuation allowance is not needed. Negative evidence includes, among other factors:

•	cumulative losses incurred in recent years;

•	history of potential tax attributes expiring unused;

•	losses expected in the next few years even if the company is currently profitable;

•	carryback or carryforward periods that are so brief that they would limit the realization of tax benefits; and

•	uncertainties that, if resolved unfavorably, would adversely affect future operations and profits.

We have not had any history of expiring tax attributes other than Massachusetts net operating losses, which had a five-year carryforward period for losses generated prior to January 1, 2010. We have had cumulative losses in the United States for all years prior to 2014. 2014 was the first year in which we had cumulative profits, totaling $8.5 million, over a three-year period. In assessing this negative evidence, we also considered our expected future results, including the impact of the reorganization of our corporate structure.

After weighing the factors and performing the analysis outlined above, we determined at December 31, 2015 that we would release the valuation allowance against $9.9 million of our U.S. net deferred tax assets. We have a small portion of federal net operating losses and federal research credits that we expect to expire unutilized based on limitations imposed on their utilization. We have also accumulated state research tax credits in a jurisdiction in which we do not anticipate generating tax expense to utilize these credits in future years. We have retained a valuation allowance against these portions of our tax attributes. As of December 31, 2015, we had net deferred tax assets, prior to valuation allowance, of $11.8 million. We have recorded a valuation allowance of $0.6 million against the aforementioned tax attributes, reducing the net deferred tax assets reported to $11.2 million.

As of each reporting date, our management considers new evidence, both positive and negative, that could impact its view with regard to future realization of deferred tax assets. If we determine that our assessments on all or a portion of the deferred tax assets will change in a future period, we will record material adjustments to the provision for income taxes in that period.

We recorded a valuation allowance against all of our deferred tax assets as of December 31, 2013 and 2014 of approximately $12.9 million and $10.5 million, respectively. For the year ending December 31, 2015, management determined that sufficient positive evidence exists to conclude that it is more likely than not that deferred taxes of $11.2 million are realizable, and therefore, reduced the valuation allowance accordingly. Our valuation allowance as of December 31, 2015 was reduced to $0.6 million.

Stock-Based Compensation

We recognize compensation expense for equity awards based on the fair value of the award and on a straight-line basis over the vesting period of the award based on the estimated portion of the award that is expected to vest.

Inherent in the valuation and recording of stock-based compensation, there are several estimates that we make, including in regard to valuation and expense that will be incurred. We apply estimated forfeiture rates to the awards based on analyses of historical data, including termination patterns, employee position and other factors. This is done to record the expense we expect to actually incur for employees that provide the required service time.

We use the Black-Scholes option pricing model to measure the fair value of our option awards when they are granted. We estimate the value of common stock at the grant date with the help of an independent third-party service provider. See “Valuation of Common Stock” below for further discussion of the valuation process. We use the daily historical volatility of companies we consider to be our peers. To determine our peer companies, we used the following criteria: optical telecommunications companies; similar histories and relatively comparable financial leverage; sufficient public company trading history; and in similar businesses and geographical markets. We used the peers’ stock price volatility over the expected term of our granted options to calculate the expected volatility. The expected term of employee option awards is determined using the average midpoint between vesting and the contractual term for outstanding awards, or “the simplified method,” because we do not yet have a sufficient history of option exercises. We determine the risk-free interest rate on the grant date of the award based on the rate of U.S. Treasury securities with maturities approximately equal to the estimated expected term of the awards. We have not paid dividends and do not anticipate paying a cash dividend in the foreseeable future and, accordingly, use an expected dividend yield of zero.

The following table summarizes the assumptions, other than fair value of our common stock, relating to our stock options granted in the years ended December 31, 2014 and 2015, and in the six months ended June 30, 2015 and 2016:

	Year ended December 31,		Six months ended June 30,
	2014	2015	2015	2016
			(unaudited)
Risk-free interest rate	1.8% - 2.2%	1.6% - 1.9%	1.7% - 1.8%	1.4 to 1.6%
Expected dividend yield	None	None	None	None
Expected volatility	71.1% to 71.3%	59.4% to 70.8%	63.8% to 70.9%	59.6% to 59.8%
Expected term (in years)	6.5	6.3 - 6.5	6.3 to 6.5	6.3

In addition to the assumptions used in the Black-Scholes option-pricing model, we historically have estimated a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate was based on an analysis of our actual forfeitures. In the second quarter of 2016, we adopted ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. As a result, we made a policy change to account for stock-based compensation forfeitures as they occur with no adjustment for estimated forfeitures. This did not materially impact our consolidated financial statements as forfeitures have historically been trued-up as they occur.

We will continue to use judgment in evaluating the expected volatility, expected term and forfeiture rate utilized in our stock-based compensation expense calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility, expected term and forfeiture rates, which could materially affect our future stock-based compensation expense.

Our stock-based compensation expense for RSUs is estimated at the grant date based on the fair value of our common stock. The RSUs vest upon the satisfaction of both a service condition and a performance condition. The service condition for a majority of the RSUs is satisfied over a period of four years. The performance condition was satisfied on May 18, 2016, the date of our initial public offering.

Recent Accounting Pronouncements

Refer to the “Summary of Significant Accounting Policies” footnote within our consolidated financial statements for analysis of recent accounting pronouncements that are applicable to our business.

Quantitative and Qualitative Disclosures about Market Risks

Market risk is the risk of loss to future earnings, values or future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We are exposed to market risk related to changes in foreign currency exchange rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into exchange rate hedging arrangements to manage the risks described below.

Foreign Currency Exchange Risk

Our operations outside of the United States incur a portion of their operating expenses in foreign currencies, principally the Danish Krone, but these expenses are de minimis compared to our overall expenses. To date, the majority of our product sales and inventory purchases have been denominated in U.S. dollars. However, we have contracts for our outsourced development that are not denominated in U.S. dollars and that represent significant spending within the research and development area of our business. The functional currency of all of our entities is the U.S. dollar. However, we believe that exposure to foreign currency fluctuation from operating expenses is material as the related costs do constitute a significant portion of our total expenses. During the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, the total amount of our outsourced development contracts denominated in U.S. dollars was $6.5 million, $9.6 million, $6.2 million, and $1.0 million, respectively. During the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, the total amount of our outsourced development contracts denominated in Euros was €4.8 million, €8.5 million, €5.5 million and €900,000, respectively. During the year ended December 31, 2014 and the six months ended June 30, 2016, we incurred foreign currency transaction losses of $156,000 and $78,000, respectively. During the year ended December 31, 2015 and the six months ended June 30, 2015 and 2016, we recorded foreign currency transaction gains of $157,000 and $167,000, respectively. These foreign currency transaction gains and losses have been recorded as a component of “other expense” in our consolidated statements of operations. We believe that a 5% change in the exchange rate between the U.S. dollar and Euro would not materially impact our operating results or financial position. To date, we have not entered into any foreign currency exchange contracts. In future periods, we may hedge certain significant transactions denominated in currencies other than the U.S. dollar as we expand our international operations.

Interest Rate Sensitivity

Our cash and cash equivalents as of June 30, 2016 consisted of cash maintained in money market funds and FDIC-insured operating accounts. Our primary exposure to market risk for our cash and cash equivalents is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, we do not believe a sudden change in the interest rates would have a material impact on our financial condition or results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business. However, if global demand for the base materials utilized in our suppliers’ components were to significantly increase for the components we purchase from our suppliers to manufacture our products, our costs could become subject to significant inflationary pressures, and we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

Emerging Growth Company Status

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

BUSINESS

Overview

Our mission is to deliver high-speed coherent optical interconnect products that transform communications networks, relied upon by cloud infrastructure operators and content and communication service providers, through improvements in performance and capacity and a reduction in associated costs. By converting optical interconnect technology to a silicon-based technology, a process we refer to as the siliconization of optical interconnect, we believe we are leading a disruption that is analogous to the computing industry’s integration of multiple functions into a microprocessor. Our products include a series of low-power coherent DSP ASICs and silicon PICs, which we have integrated into families of optical interconnect modules with transmission speeds ranging from 40 to 400 Gbps for use in long-haul, metro and inter-data center markets. We are also developing optical interconnect modules that will enable transmission speeds of one terabit (1,000 gigabits) per second and more. Our modules perform a majority of the digital signal processing and optical functions in optical interconnects and offer low power consumption, high density and high speeds at attractive price points. Through the use of standard interfaces, our modules can be easily integrated with customers’ network equipment. The advanced software in our modules enables increased configurability and automation, provides insight into network and connection point characteristics and helps identify network performance problems, all of which increase flexibility and reduce operating costs.

Our modules are rooted in our low-power coherent DSP ASICs and/or silicon PICs, which we have specifically developed for our target markets. Our coherent DSP ASICs are manufactured using complementary metal oxide semiconductor, or CMOS, and our silicon PICs are manufactured using a CMOS-compatible process. CMOS is a widely-used and cost-effective semiconductor process technology. Using CMOS to siliconize optical interconnect technology enables us to continue to integrate increasing functionality into our products, benefit from higher yields and reliability associated with CMOS and capitalize on regular improvements in CMOS performance, density and cost. Our use of CMOS also enables us to use outsourced foundry services rather than requiring custom fabrication to manufacture our products. In addition, our use of CMOS and CMOS-compatible processes enables us to take advantage of the technology, manufacturing and integration improvements driven by other computer and communications markets that rely on CMOS.

Our engineering and management teams have extensive experience in optical systems and networking, digital signal processing, large-scale ASIC design and verification, silicon photonic integration, system software development, hardware design and high-speed electronics design. This broad expertise in a range of advanced technologies, methodologies and processes enhances our innovation, design and development capabilities and has enabled us to develop and introduce ten optical interconnect modules, five coherent DSP ASICs and three silicon PICs since 2009. Our sixth coherent DSP ASIC is currently under development and anticipated to be introduced in the fourth quarter of 2016. In the course of our product development cycles, we continuously engage with our customers as they design their current and next-generation network equipment, which provides us with deep insights into the current and future market needs.

We sell our products through a direct sales force to leading network equipment manufacturers. The number of customers who have purchased and deployed our products has increased from eight in 2011 to more than 25 during the twelve months ended June 30, 2016. We have experienced rapid revenue growth over the last several years. Our revenue for 2015 was $239.1 million, a 63.5% increase from $146.2 million of revenue in 2014. Our revenue for the six months ended June 30, 2016 was $200.7 million, a 91.0% increase from $105.1 million of revenue in the six months ended June 30, 2015. In 2015, we generated net income of $40.5 million and our adjusted

EBITDA was $47.5 million, compared to net income of $13.5 million and adjusted EBITDA of $20.4 million in 2014. For the six months ended June 30, 2016, we generated net income of $32.2 million and our adjusted EBITDA was $52.6 million, compared to net income of $9.0 million and adjusted EBITDA of $17.7 million for the six months ended June 30, 2015. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for more information regarding our use of adjusted EBITDA and other non-GAAP financial measures and a reconciliation of adjusted EBITDA to net income.

Industry Background

Growing Demand for Bandwidth and Network Capacity

Global Internet protocol, or IP, traffic is projected to nearly triple from 2.4 exabytes per day in 2015 to 6.4 exabytes per day in 2020, representing a 22% compound annual growth rate, or CAGR, according to Cisco’s Visual Networking Index Complete Forecast Highlights Report, dated June 2016, or the VNI Report. This rapid growth in IP traffic is the result of several factors, including:

•	Increased data and video consumption. Over the last decade, the proliferation of new technologies, applications, Web 2.0-based services and Internet-connected devices has led to increasing levels of Internet traffic and congestion and the need for greater bandwidth. Video traffic, in particular, is growing rapidly, and placing significant strains on network capacity. The VNI Report estimates that video traffic will represent 82% of all global IP traffic in 2020, reaching 158.9 exabytes per month, up from 51.0 exabytes per month in 2015.

•	Growth in mobile and 4G/LTE communications. The increasing demand for data- and video-intensive content and applications on mobile devices is driving significant growth in mobile data and video traffic and has led to the proliferation of advanced wireless communication technologies, such as 4G/LTE, which depend on wired networks to function. According to Cisco’s Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2015-2020 White Paper, dated February 2016, global mobile data traffic grew 74% in 2015 from the prior year and is expected to increase nearly eight-fold from 2015 to 2020, a 53% compound annual growth rate.

•	Proliferation of cloud services. Enterprises are increasingly adopting cloud services to reduce IT costs and enable more flexible operating models. Consumers are increasingly relying on cloud services to satisfy video, audio and photo storage and sharing needs. Together, these factors are driving increased Internet traffic as cloud services are accessed and used. Daily global cloud traffic is expected to quadruple from 5.8 exabytes in 2014 to 23.6 exabytes in 2019, according to the Cisco Global Cloud Index, dated October 2015. Forrester Research, in its report on Public Cloud Markets, released in September 2016, forecasts that the public cloud market will reach $236 billion by 2020, growing at a CAGR of 22% between 2015 and 2020.

•	Changing traffic patterns. Content service providers and data center operators are increasingly building their own networks of connected data centers to handle increasing amounts of data. The architectures of these connected data centers dramatically increase the amount of data being transmitted within these data center networks. For example, Facebook found that a single 1 kB data inquiry generated 930 kB of traffic within its private data center network as reported in Facebook’s Data Center Network Architecture, abstract from the proceedings of the IEEE Optical Interconnects Conference, published in May 2013.

•	Adoption of the “Internet of Things.” Significant consumer, enterprise and governmental adoption of the “Internet of Things,” which refers to the global network of Internet-connected devices embedded with electronics, software and sensors, is anticipated to strain network capacity further and increase demand for bandwidth. The VNI Report estimates that 26.3 billion devices and objects will be connected to the Internet by 2020, compared to 16.3 billion in 2015.

Increasing Investment in Network Equipment

To satisfy the growth in demand for bandwidth, communications and content service providers and data center and cloud infrastructure operators, which we refer to collectively as cloud and service providers, are investing in the capacity and performance of their network equipment. Network equipment can be broadly categorized as routing and switching networking equipment, which, among other things, manages data routing functions, and optical equipment, which transports data over the fiber optic network.

Historically, data routing and switching capacities have increased at a faster pace than optical transmission speeds supported by optical transport equipment. We believe this imbalance is causing investments in optical transport equipment to grow at a faster rate than overall investments in network equipment and is driving the need for faster and more cost-effective optical equipment.

The table below outlines the principal types of networks and estimated annual spend on high-speed optical network hardware related to the long-haul, metro and inter-data center markets:

		Estimated Spend
Network Type	Description	2015	Forecast for 2020	CAGR
Long-haul	Distances greater than 1,500 km, and subsea connections	$4.6 billion	$6.9 billion	8.3%

Metro	Distances less than 1,500 km connecting regions and cities	$6.1 billion	$9.6 billion	9.3%

Inter-data center	Various lengths connecting large data centers	$1.3 billion	$4.2 billion	32.1%

Long-haul networks, which require sophisticated and high-capacity transmission capabilities, were traditionally the earliest adopters of high-speed optical technologies. Recently, changing traffic patterns have also driven metro network operators and cloud and service providers to demand new technologies that can increase the capacity of their networks more rapidly. Even more recently, cloud infrastructure operators and content service providers have been building private networks of data centers, which are increasingly dependent on higher speed optical solutions to connect their data centers to each other.

Importance of Optical Interconnect Technologies

Optical equipment that interfaces directly with fiber relies on optical interconnect technologies that take digital signals from network equipment, perform signal processing to convert the digital signals to optical signals for transmission over the fiber network, and then perform the reverse functions on the receive side. These technologies also incorporate advanced signal processing that can monitor, manage and reduce errors and signal impairment in the fiber connection between the transmit and receive sides. Advanced optical interconnect technologies can enhance network performance by improving the capabilities and increasing the capacities of optical equipment and routers and switches, while also reducing operating costs.

The key characteristics of advanced optical interconnect technologies that dictate performance and capacity include:

•	Speed. Speed refers to the rate at which information can be transmitted over an optical channel and is measured in Gbps.

•	Density. Density refers to the physical footprint of the optical interconnect technology. Density is primarily a function of the size and power consumption of the technology.

•	Robustness. Robustness refers to the ability of an optical interconnect technology to compensate for the signal impairment that accumulates through the fiber network and prevent and correct errors introduced by the network.

•	Power Consumption. Power consumption refers to the amount of electricity an optical interconnect technology consumes. Lower power consumption permits improved density and product reliability, and results in lower operating expense for electricity and cooling.

•	Automation. Automation refers to the ability of an optical interconnect technology to handle network tasks that historically were required to be performed manually, such as activation and channel provisioning.

•	Manageability. Manageability refers to the ability of an optical interconnect technology to monitor network performance, detect and address network issues easily and efficiently, which helps increase reliability and reduce ongoing maintenance and operational needs.

As they build their network service offerings, cloud and service providers and the network equipment manufacturers weigh these characteristics differently based on the particular demands and challenges they face. For example, cloud or service providers operating long-haul networks that transmit large amounts of data between Boston and San Francisco have relatively few connection points in their networks and may be more sensitive to speed and manageability of the optical interconnect and less focused on power consumption. In contrast, metro network operators or cloud or service providers operating inter-city or intra-city networks may face space and power constraints, as well as constantly changing workload needs, and be most focused on density, power consumption and automation.

Improvements in these characteristics can lead to reductions in development costs for network equipment manufacturers, who might otherwise need to develop their own optical interconnect technologies. In addition, improvements in these characteristics can lead to reductions in acquisition and development costs for network equipment manufacturers who incorporate third-party optical interconnect technologies into their equipment, which in turn can reduce capital costs for cloud and service providers. Further, improvements in power consumption, automation and manageability can result in reduced operating costs for cloud and service providers.

Advent of Coherent Interconnect Technologies

Traditional techniques for transmitting information via light signals over a fiber optic network used simple “on/off” manipulation, or modulation, of the light signal. These traditional techniques are adequate for transmission speeds up to 10 Gbps, as separate optical equipment can be used to monitor the fiber connection and to compensate for the degradation of the light signals when they travel through the fiber. At transmission speeds in excess of 10 Gbps, however, it becomes increasingly difficult to compensate for the degradation of light signals using traditional techniques. In addition, these traditional techniques require cumbersome and expensive equipment and do not meet network operators’ demands for high-quality signals. In the mid-2000s, advanced modulation techniques enabled by coherent communications techniques and digital signal processing were introduced to increase transmission speeds above 10 Gbps. However, these advanced modulation techniques required significant changes in the underlying optical interconnect technologies and architecture.

Coherent communications is a more complex method of transmitting and receiving information via optical signals. Coherent technologies enable greater utilization of complex formats that manipulate both a signal’s amplitude and its phase to yield a higher data transmission rate with better resilience to signal degradation. Coherent communications enables powerful digital signal processing to counter digitally the effects of signal degradation that were previously managed through an array of discrete components and costly techniques, such as optical dispersion compensation. By taking advantage of coherent communications technologies, some cloud and service providers are able to operate networks at transmission speeds of up to 400 Gbps today and are increasingly planning to adopt technologies that enable up to 1,000 Gbps transmission speeds. These providers require advanced coherent interconnect solutions.

The Shortcomings of Existing Coherent Interconnect Solutions

Digital signal processing in coherent interconnect technologies takes place in an application-specific integrated circuit known as a coherent DSP ASIC. Building a coherent DSP ASIC is a multi-disciplinary undertaking requiring advanced knowledge of several complex technologies, such as optical systems, transmission, communications theory, digital signal processing algorithms and mixed signal design, and the development and verification of complex communications ASICs. Given the breadth of expertise and the significant costs required to develop coherent DSP ASICs, few independent vendors provide commercially available coherent DSP ASICs and a limited number of network equipment manufacturers are capable of producing next generation coherent DSP ASICs. Although these DSP ASICs provide basic transmit, receive, monitoring and compensation functionality required for an advanced coherent interconnect, they generally are not able to simultaneously achieve the low power, density, speed and transmission distance requirements of cloud and service providers.

To complete an interconnect solution, the coherent DSP ASIC must be used in conjunction with a number of photonic functions, such as modulation and transmission/reception. These functions have traditionally been performed by several discrete, bulky, expensive components that must be purchased by a network equipment manufacturer and designed into custom interface circuit boards before deployment. This approach requires significant time and engineering resources of network equipment manufacturers and often inhibits overall improvements in density, reliability and cost-efficiency. Some vendors have attempted to simplify this process by integrating a number of these photonic functions into optical modules. This approach, however, often results in performance limitations with respect to key characteristics, such as speed and density.

The development of a photonic integrated circuit, or PIC, enables dramatic improvements in size and cost by tightly integrating multiple photonic functions into a small integrated circuit. However, PICs are not widely available in the market today and the few that have been developed for commercial sale typically rely on expensive non-silicon approaches, such as indium phosphide, that generally require special packaging and temperature stabilization, often require custom foundries to manufacture and are less able to benefit from the cost and yield improvements that are possible from the use of silicon. In addition, the use of these PICs to date has generally been limited to custom systems that typically require a different transport architecture than is widely deployed today.

None of these traditional approaches permits the complete integration of the coherent DSP ASIC and photonic components in a cost-effective manner that meets the needs of network equipment manufacturers. As a result, network equipment manufacturers are increasingly seeking to replace traditional products with simple, open and complete coherent interconnect solutions that perform both digital signal processing and photonic functions.

Our Solution—The Siliconization of Optical Interconnect Technology

We have developed families of high-speed coherent interconnect products that reduce the complexity and cost of optical interconnect technology, while simultaneously improving network performance and accelerating the pace of innovation in the optical networking industry. We build these advanced optical interconnect products using silicon, a process we refer to as the siliconization of optical interconnect. The siliconization of optical interconnect allows us to integrate previously disparate optical functions into a single solution, leading to significant improvements in density and cost and allowing us to benefit from ongoing advances in CMOS. Our optical interconnect solution includes sophisticated modules that perform a majority of the digital signal processing and optical functions required to process network traffic at transmission speeds of 100 Gbps and above in long-haul, metro and inter-data center networks. These modules meet the needs of cloud and service providers for optical interconnect products in a simple, open, high-performance form factor that can be easily integrated in a cost-effective manner with existing network equipment.

Our optical interconnect products are powered by our internally developed and purpose-built coherent DSP ASICs and/or silicon PICs. Our coherent DSP ASICs and silicon PICs are engineered to work together, and each integrates numerous signal processing and optical functions that together deliver a complete, cost-effective high-speed coherent optical interconnect solution in a small footprint that requires low power and provides significant automation and management capabilities. We believe that our highly integrated optical interconnect modules, which are based on our coherent DSP ASIC and silicon PIC, were, at the time of market introduction, the industry’s first interconnect modules to deliver transmission speeds of 100 Gbps and higher. Prior to the introduction of our highly integrated optical interconnect modules, we believe that these transmission speeds were not possible in modules in an industry standard form factor without sacrificing signal quality or other performance characteristics. For example, our 100 Gbps CFP modules, which are based on the industry-standard CFP form factor, enable cloud and service providers to easily upgrade their existing metro and inter-data center networks to 100 Gbps using their existing, deployed equipment chassis or newly designed network equipment with CFP slot capabilities. Furthermore, by providing an integrated solution that incorporates digital signal processing and optical functionality required to process and transmit data through a high-speed optical channel, our optical interconnect products reduce the resource requirements of the network equipment manufacturers necessary to build and service equipment with high-speed optical interconnect functionality.

We believe we are the first independent vendor to introduce at commercial scale both a coherent DSP ASIC and a silicon PIC integrated into an optical interconnect module. By designing our silicon PIC in a CMOS-compatible process, which is widely used in the semiconductor industry and generally does not require special packaging, we are able to reduce cost, increase reliability and take advantage of the ongoing improvement of CMOS technology, as well as contract with foundries for the manufacture of many of our products. Our silicon PIC incorporates several key optics functions, including modulation and transmission/reception functions, and supports transmission distances for long-haul, metro and inter-data center applications. We believe that our silicon PIC was the first commercially available PIC to include all of these functions over a broad range of transmission distances and we are not aware of any other commercially available silicon PICs with similar functionality. By building both our coherent DSP ASIC and our silicon PIC in CMOS-compatible processes, we can improve the performance and efficiency of the optical interconnect and benefit from engineering synergies. We refer to this integration of advanced optical interconnect technologies onto CMOS as the siliconization of optical interconnect technology.

The advantages of our solution include:

•	Industry-leading speed, density and power consumption. We believe that our coherent DSP ASICs, silicon PICs and 100 and 400 Gbps optical interconnect modules consume less power and have higher density than comparable optical interconnect products. Our modules perform functions that have traditionally been provided by several discrete pieces of network equipment.

•	Breadth of integration. By integrating many photonic functions into our silicon PIC and further integrating our silicon PIC in our modules, we enable simplified network equipment designs and reduce the amount of development and optical engineering our customers would otherwise do internally, thereby freeing up their engineering resources to focus on other networking functions.

•	Software intelligence. Our products incorporate software intelligence that automates tasks, such as channel provisioning, and increases manageability through a high level of software features, including increased monitoring and optimization.

•	Cost-efficiency. We are able to offer our products at attractive price points as a result of the scale and process benefits of our CMOS platforms. In addition, the performance capabilities of our products permit greater flexibility and can reduce both design cost for the network equipment manufacturer and network design and ongoing operational cost for the cloud or service provider.

•	Ease of deployment. By leveraging industry-standard interfaces, our modules enable cloud and service providers to immediately increase the speed and capacity of their networks by replacing their legacy 10 Gbps or 40 Gbps components with our 100 Gbps or 400 Gbps modules in their existing equipment. Our modules can also easily be deployed in next generation network equipment.

Our Competitive Strengths

We plan to maintain and extend our competitive advantages through rapid innovation delivering industry-leading high-speed interconnect products to our customers by focusing on the following key areas:

•	Leading provider of high-speed integrated optical interconnect modules. We believe we are the first independent vendor to introduce at commercial scale both a coherent DSP ASIC and a silicon PIC integrated into an optical interconnect module capable of transmission speeds of 100 Gbps and above. Our modules solve many of the shortcomings of existing interconnect solutions and meet the majority of a cloud or service provider’s interconnect needs in a standard and compact form factor that can be easily integrated with other network equipment. Our coherent DSP ASICs and silicon PICs enable us to offer advanced optical interconnect products with desirable features such as high density, low power and high performance.

•	Track record of rapid innovation driven by advanced design methodologies. We maximize the pace of innovation through a number of measures, including the creation of a continuously expanding tool box of digital signal processing algorithms, ASIC implementations, CMOS-compatible optics subsystems and related intellectual property, which enable us to develop complex products at an increasing pace by reusing and expanding existing solutions. Our development, verification and test infrastructure and methodologies involve extensive automation, which increase the speed and quality of our development. Our ability to innovate at a rapid pace enables us to offer products purpose-built for different applications and based on the newest CMOS technology. These design and development capabilities have enabled us to introduce ten optical interconnect modules since 2009 for multiple markets, including long-haul, metro and inter-data center. Using our innovation and development model, since 2009 we have introduced five coherent DSP ASICs, each of which was built using the newest CMOS technology available at the time of their market introduction, and three silicon PICs, which we believe are the industry’s only commercially-available silicon PICs for coherent interconnect products. Our sixth coherent DSP ASIC is currently under development and anticipated to be introduced in the fourth quarter of 2016.

•	Leveraging the strength of CMOS for photonics. The density and cost of high-speed optical interconnect products have traditionally been determined by the photonic components. Implementing the photonic components in CMOS, and using CMOS as the platform for the integration of multiple discrete photonics functions, enables us to significantly reduce the density and cost of our optical interconnect products compared to traditional approaches, which typically rely on complex materials such as lithium niobate and indium phosphide that do not permit the same level of integration and do not benefit from the ongoing advances in CMOS technology driven by the entire electronics industry.

•	Proprietary software framework enables simplified configuration and deployment. We have made substantial investments in the software components of our products, which we believe is key to increasing the performance and reducing the capital expenditures and operating expenses associated with high-speed networks. Our software framework also facilitates the integration of the many complex digital signal processing, ASIC, hardware and optical functions required in high-speed interconnect technologies and enables our customers to integrate our products easily into their existing networks. Through the use of software, we are able to configure the same product to be deployed in various network types with different needs and requirements, without the need to modify or reconfigure the network’s architecture, providing us with significant development and manufacturing efficiencies.

•	Customer collaboration provides deep understanding of market needs. We collaborate closely with our customers, as well as directly with many cloud and service providers, and solicit their input as they design their network equipment and as we design our next-generation products. This provides us with deep insights into the current and future needs of our customers and the market, which in turn enables us to develop and deliver products that meet customer demands and anticipate market developments.

•	Strong management and engineering teams with significant industry expertise. We have deliberately built our management and engineering teams, of which our founders remain a key part, to include personnel with extensive experience in optical systems and networking, digital signal processing, large-scale ASIC design and verification, silicon photonic integration, system software development, hardware design and high-speed electronics design. As of September 15, 2016, approximately 74% of our employees are engineers or have other technical backgrounds, and approximately 46% of our employees hold a Ph.D. or other advanced degree. Each element of our solution is developed by experts in the relevant field. Our collaborative development culture encourages employees with diverse experiences and expertise to work together to create innovative solutions.

Our Growth Strategy

Our goal is to become the leading provider of high-speed interconnect technology that underpins the world’s data and communication networks. To grow our business and achieve our mission, we are pursuing the following strategies:

•	Continue to innovate and extend our technology leadership. Our coherent DSP ASICs and silicon PICs are at the heart of our products’ abilities to deliver cost-efficient high performance. We intend to continue to invest in our technology to deliver innovative and high-performance products and to identify and solve challenging interconnect needs. We expect that our continued investments in research and development will enable us to expand and enhance the capabilities of our CMOS-based products in order to continue to develop higher-capacity and higher-density software-enabled products. For example, we are currently developing optical interconnect modules that will enable transmission speeds of one terabit per second and more. We also plan to continue to invest in silicon PIC innovation and its optimization with our coherent DSP ASICs in order to serve the growing demand for bandwidth.

•	Increase penetration within our existing customer base. We focus heavily on the needs of our customers and frequently innovate in partnership with them to deliver cost-effective products that meet their specific needs. As we continue to enhance and expand our product family, and as our existing customers seek to expand and improve their network equipment technology, we expect to generate additional revenue through sales of existing and new products to these customers. At the same time, we design our latest-generation products to interoperate with prior-generation products so that our customers can continue to derive long-term value from their investments.

•	Continue to expand customer base. We have increased the number of customers who purchase and use our products in each of the last five years, and we believe there continues to be unmet need for high-speed, cost-efficient interconnect products among cloud and service providers. During the six months ended June 30, 2016, we sold our optical interconnect products to more than 25 customers. Historically, our sales have been primarily to network equipment manufacturers that do not have internally developed coherent DSP ASICs. More recently, we have had success in marketing and selling our products to network equipment manufacturers that have internally developed their own coherent DSP ASICs. We believe that the benefits of our solution, supported by the success of existing customers as references, will drive more network equipment manufacturers to purchase their interconnect products from us. We plan to continue to acquire new customers through expanded sales and marketing and brand recognition efforts.

•	Grow into adjacent markets. We believe that growth in fiber optics-based communications is likely to accelerate, partly driven by the cost and density advantages of our CMOS solution, and that this growth, together with expansion in other markets that depend on high-speed networking capabilities, such as intra-data center and network access markets, will result in demand for additional applications for our products. By continuing to reduce the size, design complexity and power of the interconnect and the ease of integration into the equipment, we believe we can create opportunities to serve new types of customers that may seek to incorporate high-speed optical interconnect technologies into their products, including companies that do not have sufficient optical engineering expertise to develop systems using current interconnect technologies.

•	Selectively pursue strategic investments or acquisitions. Although we expect to focus our growth strategy on expanding our market share organically, we may pursue future investments or acquisitions that complement our existing business, represent a strategic fit and are consistent with our overall growth strategy.

Our Products

Our families of optical interconnect technology products consist of high-capability, scalable, cost-efficient optical interconnect modules that are rooted in our five coherent DSP ASIC and three silicon PIC components. Our products are built to meet the specific needs of various networks and support transmission capacities between 40 Gbps and 400 Gbps per module. Our products incorporate our proprietary advanced system-in-a-module software, which, through a standardized interface, enables seamless installation, configuration and operation and a high level of performance monitoring. We also selectively offer our coherent DSP ASIC and silicon PIC elements as standalone components.

We have developed and manufacture, sell and support the following high-speed coherent interconnect modules:

AC100-MSA Product Family

Our AC100-MSA product family contains three modules that all support 100 Gbps transmission speeds in an industry-standard 5” x 7” form factor.

•	AC100-G: Released in 2011, this module supports transmission distances of up to 4,000 km. This module is mainly used in the long-haul and metro markets. It is based on our Everest DSP ASIC. We believe it was the industry’s first commercially available coherent 100 Gbps module and the first commercially available coherent interconnect to rely on advanced soft decision forward error correction for improved transmission reach.

•	AC100-S: Released in 2012, this module supports transmission distances of up to 12,000 km through extended digital compensation of signal impairment and advanced modulation. This module is mainly used in subsea applications. It is based on our Mauna Kea DSP ASIC. We believe it was the industry’s first commercially available coherent 100 Gbps module for subsea applications.

•	AC100-C: Released in 2014, this module supports transmission distances of up to 4,000 km. This module provides similar functionality to the AC100-G and is based on our Everest DSP ASIC and our Acadia silicon PIC. It is mainly used in the long-haul and metro markets. We believe it is the industry’s first commercially available coherent 100 Gbps module that uses a silicon PIC.

AC100-CFP Product Family

Our AC100-CFP product family contains two modules that support 100 Gbps transmission speeds in an industry-standard, pluggable CFP form factor.

•	AC100-CFP-M: Released in 2014, this module supports transmission distances of up to 2,500 km. This module is mainly used in the metro and inter-data center markets. It is based on our Sky DSP ASIC and our Acadia silicon PIC. We believe it was the industry’s first commercially available coherent 100 Gbps CFP module.

•	AC100-CFP-ZR: Released in 2014, this module supports coherent transmission over distances of up to 80 km at an ultra-low power consumption. It is based on our Sky DSP ASIC and our Acadia silicon PIC. This module is mainly used in the metro and inter-data center markets.

•	AC100-CFP-L: Released in 2016, this module supports transmission distances of up to 2,500 km. This module is mainly used in long-haul applications and features the enhanced performance required for those applications. It is based on our Sky DSP ASIC and our Glacier silicon PIC.

CFP2-ACO Product Family

Our CFP2-ACO product family contains a single module that has an analog electrical interface and supports up to 200 Gbps transmission speeds. Its form factor was designed in accordance with the Implementation Agreement defined by the Optical Internetworking Forum, an industry-standard, pluggable CFP2 form factor. Based on the Orion silicon PIC, the CFP2-ACO is our fourth product family to leverage our coherent silicon PIC technology.

•	CFP2-ACO: Released in sample form in the first quarter of 2016, this module has a linear optical transmitter and receiver supporting multiple modulation formats and transmission capabilities of 100 Gbps and 200 Gbps based on the selected format. With an analog electrical interface to a coherent DSP on the host board, our CFP2-ACO will offer an optics-only solution for customers who currently rely on in-house DSP capabilities. Based on the Orion silicon PIC, the CFP2-ACO leverages our coherent silicon PIC technology. We believe that this module will primarily be used in inter-data center and metro markets.

AC400 Flex Product Family

Our AC400 Flex product family contains three modules that support transmission capacities ranging from 100 Gbps to 400 Gbps per module. By changing the configuration of these modules through software configuration, customers can use these modules to support the transmission speed and distance that is best suited to their needs.

•	AC400-U: Released in 2015, this dual-core, flex-rate and flex-modulation module supports transmission capacities of 100, 200, 300 and 400 Gbps in an industry-standard 5” x 7” form factor. This module is software configurable to optimize transmission speeds, fiber capacity, compensation for signal impairment and power consumption for multiple applications, including inter-data center, metro, long-haul and subsea applications spanning transmission distances up to 12,000 km and greater. It is based on our Denali DSP ASIC and our silicon PIC. We believe it is the industry’s first commercially available dual-core coherent module, the first commercially available module to support multiple transmission speeds in a single product and the first commercially available module to support transmission capacities of up to 400 Gbps.

•	AC400-S: Released in 2015, this dual-core module provides similar functionality to our AC400-U module and incorporates enhanced-performance 100 Gbps configuration that allows for upgrades of subsea systems originally equipped with 40 Gbps optical interconnect technology. It is based on our Denali DSP ASIC.

•	AC400-UL: Released in 2015, this module supports a transmission speed of 100 Gbps for subsea applications in an industry-standard 5” x 7” form factor with a digital electrical interface compatible with our AC100-MSA product family. It is based on our Denali DSP ASIC and our silicon PIC.

DSP ASICs

We have developed and manufacture, sell and support the following five coherent DSP ASICs:

•	Everest: Released in 2011, this DSP ASIC targets the metro and long-haul markets at transmission speeds of 100 Gbps and includes advanced soft decision forward error correction.

•	Mauna Kea: Released in 2012, this DSP ASIC targets subsea applications at transmission speeds of 100 Gbps and includes advanced soft decision forward error correction and digital compensation of fiber dispersion to support transmission distances of up to 12,000 km.

•	K2: Released in 2013, this DSP ASIC targets subsea applications at transmission speeds of 40 Gbps and includes advanced soft decision forward error correction and digital compensation of fiber dispersion to support transmission distances of 12,000 km or greater.

•	Sky: Released in 2014, this DSP ASIC targets the inter-data center and metro markets, which are power-sensitive, at transmission speeds of 100 Gbps and includes ultra-low power soft decision forward error correction.

•	Denali: Released in 2015, this dual core, flex-rate and flex-modulation coherent DSP ASIC is software configurable and supports inter-data center, metro, long-haul and subsea applications at transmission speeds of 100, 200, 300 and 400 Gbps. This DSP ASIC also includes high-performing soft decision forward error correction and digital compensation of fiber dispersion to support transmission distances of 12,000 km or greater.

Our sixth coherent DSP ASIC is currently under development and anticipated to be introduced in the fourth quarter of 2016.

Silicon PICs

We have developed the following three coherent silicon PICs:

•	Acadia: Released in 2014 and currently being manufactured, sold and supported by us, this silicon PIC performs, in a single package, multiple coherent optical functions such as transmission and reception.

•	Glacier: Released in 2016, this silicon PIC performs, in a single package, the same functions as our Acadia silicon PIC at a higher level of optical performance.

•	Orion: Released in sample form in the second quarter of 2016 and scheduled for production release in the fourth quarter of 2016, this silicon PIC performs the same functions at the same performance level as our Glacier silicon PIC in a smaller package. The smallest footprint silicon PIC that we have developed to date, the Orion PIC is utilized in our CFP2-ACO module.

Sales and Marketing

We market and sell our products through our direct sales force consisting of sales personnel and centralized technical customer support. Our sales force also works closely with our product line management personnel to support strategic sales activities.

Our products typically have a long sales cycle, requiring discussions with prospective customers in order to better understand their network and system level requirements and technology roadmaps. Our customers are predominantly network equipment manufacturers, and we have discussions with them regarding the requirements of their end customers, which provides our sales force with insight into how our products will be deployed in the networks of these end customers. This sales process requires us to develop strong customer relationships. The period of time from our initial contact with a prospective or current customer to the receipt of an actual purchase order is frequently a year or more. Prospective customers perform system and network level testing before equipment is deployed in a network carrying live traffic. Customers require us to perform extensive verification testing and qualification based on industry standards. This phase of our sales cycle can take several months and purchase arrangements may not be entered into until after this phase is completed.

We invest time and resources to meet with leading carriers and cloud service providers to understand network system performance issues. These efforts provide us with a deep understanding of the challenges faced by carriers and cloud service providers which, in turn, enables us to focus our future product and technology development efforts to address those challenges. For example, understanding that several of our customers are planning to adopt technologies that enable up to one terabit per second transmission speeds, we are currently developing products to satisfy these requirements.

Our in-house sales personnel also assist customers with forecasts, orders, delivery requirements, warranty returns and other administrative functions. Our technical support engineers respond to technical and product-related questions and provide application support to customers who have incorporated our products into their systems. We have centralized our technical support operations at our corporate headquarters in Maynard, Massachusetts. Our centralized customer support operations allow our technical customer support personnel to work directly with our research and development and operations personnel on a regular basis, which reduces the time it takes to identify and address our customers’ technical issues and helps our technical support personnel maintain and improve upon their technical skills.

Customers

The number of customers who have purchased and deployed our products has increased from eight in 2011 to more than 25 during the twelve months ended June 30, 2016. The following table sets forth our revenue by geographic region for the periods indicated, based on the country or region to which the products were shipped:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Americas	$13,945	$32,109	$46,624
EMEA	37,866	60,101	103,150
APAC	25,841	54,024	89,282

	$77,652	$146,234	$239,056

We have historically generated most of our revenue from a limited number of customers. In 2014, 2015 and the six months ended June 30, 2015 and 2016, our five largest customers in each period (which differed by period) collectively accounted for 77.7%, 72.6%, 79.2% and 79.8% of our revenue, respectively. In 2014, 2015 and the six months ended June 30, 2015 and 2016, ADVA Optical Networking North America, Inc. accounted for 23.4%, 22.2%, 28.8% and 23.6% of our revenue, respectively, and ZTE, accounted for 35.4%, 27.6%, 29.0% and 37.9% of our revenue, respectively. In addition, during 2015 and the six months ended June 30, 2015 and 2016, Coriant, Inc. accounted for 13.1%, 12.0% and 10.7% of our revenue, respectively. The loss of any a large customer, which could be due to reasons beyond our or their control, could materially harm our business, financial condition, results of operations and prospects.

For example, on March 8, 2016, the U.S. Department of Commerce’s Bureau of Industry and Security imposed restrictions on exports, reexports, and in-country transfers of U.S.-regulated products, software and technology to ZTE, its parent company and two other affiliated entities, which had the effect of preventing us from making any sales to ZTE. On March 24, 2016, the U.S. Department of Commerce issued a temporary general license suspending the enhanced export licensing requirements for ZTE and one of the designated affiliates through June 30, 2016, thereby enabling us to resume sales to ZTE. On June 28, 2016, the U.S. Department of Commerce extended the temporary general license through August 30, 2016. On August 19, 2016, the U.S. Department of Commerce further extended the temporary general license through November 28, 2016. Under this temporary general license, we were able to resume sales to ZTE for so long as it remains in place. There can be no guarantee that the U.S. Department of Commerce will extend this temporary general license beyond the November 28, 2016 expiration date or permit any sales to the designated ZTE entities after this temporary general license expires. This or future regulatory activity may interfere with our ability to make sales to ZTE or other customers.

Manufacturing

We contract with third parties to manufacture, assemble and test our products. We utilize a range of CMOS and CMOS-compatible processes to develop and manufacture the coherent DSP ASICs and silicon PICs that are designed into our modules. We select the semiconductor process and foundry that provides the best combination of performance, cost and feature attributes necessary for our products. For several of our products, a single foundry fab is selected for semiconductor wafer production.

We contract with three third-party contract manufacturers to test, build and inspect modules incorporating our coherent DSP ASICs and silicon PICs for high-volume production of our modules. Our contract manufacturers also implement many customer-specific configurations and packaging before customer shipments. We build the test systems used by our contract manufacturers. We also directly manufacture prototype products and limited production quantities during initial new product introduction.

We believe our outsourced manufacturing model enables us to focus our resources and expertise on the design, sale, support and marketing of our products to best meet customer requirements. We also believe that this manufacturing model provides us with the flexibility required to respond to new market opportunities and changes in customer demand, simplifies the scope of our operations and administrative processes and significantly reduces our working capital requirements, while providing the ability to scale production rapidly.

We subject our third-party manufacturing contractors and foundries to qualification requirements in order to meet the high quality and reliability standards required of our products. Our engineers and supply chain personnel work closely with third-party contract manufacturers and fab foundries to increase yield, reduce manufacturing costs, improve product quality and ensure that component sourcing strategies are in place to support our manufacturing needs.

Research and Development

Our engineering group has extensive experience in optical systems and networking, digital signal processing, ASIC development and design, silicon photonic integration, system software development and high-speed electronics design. As of September 15, 2016, approximately 74% of our employees are engineers or have other technical backgrounds, and approximately 46% of our employees hold a Ph.D. or other advanced degree. We utilize our hardware and software expertise to integrate coherent DSP ASICs and silicon PICs into high-speed interconnect products that are compatible with industry-standard form factor, interfaces and power consumption requirements. We participate in industry groups such as Optical Internetworking Forum to help drive the industry towards standardization that allows our customers to more easily integrate our products into their systems. In addition, we offer our integration expertise to our customers to help expedite their adoption of new products.

We use simulation tools at many levels of product development, reducing the number of design errors and the need for costly and time consuming development cycles. Our simulation environment makes use of industry standard computer aided design tools as well as models and tools that are developed internally. Our simulation tools also allow us to make efficient tradeoffs between power consumption, size and performance early in the development cycle. We believe this contributes to the ability of our products to deliver superior performance with low power consumption.

Our research and development facilities are located in Maynard, Massachusetts, Hazlet, New Jersey, San Jose, California, Bangalore, India, and Wooburn Green, United Kingdom. We have devoted approximately 30,000 square feet of space to our research and development facilities, which we expect to increase in the future. Our research and development facilities are equipped with industry standard test equipment, including optical spectrum analyzers, high-speed sampling oscilloscopes, logic analyzers, wafer probes, wafer saws, optical network and Ethernet test sets, thousands of kilometers of optical fiber and associated optical amplifiers and other optical test equipment. We use these facilities to conduct comprehensive testing and validation procedures on internally produced chips, components and products before transferring production to our contract manufacturers for commercial, higher-volume manufacturing.

As research and development is critical to our continuing success, we are committed to maintaining high levels of research and development over the long term. We incurred research and development expenses of $24.2 million, $28.5 million and $38.7 million in 2013, 2014 and 2015, respectively. In the six months ended June 30, 2015 and 2016, we incurred research and development expenses of $16.7 million and $37.3 million, respectively.

Intellectual Property

Our success and ability to compete depend substantially upon our core technology and intellectual property rights. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality agreements to protect our intellectual property rights. In addition, we generally require employees and consultants to execute appropriate non-disclosure and proprietary rights agreements. These agreements acknowledge our exclusive ownership of intellectual property developed for us and require that all proprietary information remain confidential.

We maintain a program designed to identify technology that is appropriate for patent and trade secret protection, and we file patent applications in the United States and certain other countries for inventions that we consider significant. As of September 15, 2016, we had 51 patent applications pending in the United States, six patent applications pending under Patent Cooperation Treaty filings and 14 patents granted in the United States, which expire between 2027 and 2034. Although our business is not materially dependent upon any one patent, our patent rights and the products made and sold under our patents, taken as a whole, are a significant element of our business. In addition to patents, we also possess other intellectual property, including trademarks, know-how, trade secrets, design rights and copyrights. We control access to and use of our software, technology and other proprietary information through internal and external controls, including contractual protections with employees, contractors, customers and partners. Our software is protected by U.S. and international copyright, patent and trade secret laws. Despite our efforts to protect our software, technology and other proprietary information, unauthorized parties may still copy or otherwise obtain and use our software, technology and other proprietary information. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Companies in the industry in which we operate frequently are sued or receive informal claims of patent infringement or infringement of other intellectual property rights. We have, from time to time, received such claims from companies, including from competitors and customers, some of which have substantially more resources and have been developing relevant technology for much longer than us. If we become more successful, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or other third parties will claim that our products infringe their proprietary rights. Successful claims of infringement by a third party, if any, could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets, result in settlements or judgements that require payment of significant royalties or damages or require us to expend time and money to develop non-infringing products. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

Competition

The optical communications markets are highly competitive and rapidly evolving. We compete with domestic and international companies, many of which have substantially greater financial and other resources than we do. We encounter substantial competition in most of our markets, although we believe no one competitor competes with us across all our product lines and markets. Our principal competitors include Oclaro, Finisar, Lumentum Holdings, Neophotonics and Avago Technologies, as well as equipment manufacturers such as Fujitsu and Sumitomo Electric Industries. Competitors for coherent DSP ASICs also include semiconductor companies such as NEL and ClariPhy. We also compete with internally developed coherent interconnect solutions of certain network equipment manufacturers, including Ciena, Infinera, Huawei, Cisco and Alcatel-Lucent (which was acquired by Nokia in January 2016). Consolidation in the optical systems and components industry has increased in recent years, and future consolidation could further intensify the competitive pressures that we face.

The principal competitive factors upon which we compete include performance, low power consumption, rapid innovation, breadth of product line, availability, product reliability, multi-sourcing and selling price. We believe that we compete effectively by offering high levels of customer value through high speed, high density, low power consumption, broad integration of photonic functions, software intelligence for configuration, control and monitoring, cost-efficiency, ease of deployment and collaborative product design. We cannot be certain we will continue to compete effectively.

We also may face competition from companies that may expand into our industry and introduce additional competitive products. Existing and potential customers are also potential competitors. These customers may internally develop or acquire additional competitive products or technologies, which may cause them to reduce or cease their purchases from us.

Government Regulation

Our products and services are subject to export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, and similar laws and regulations that apply in other jurisdictions in which we distribute or sell our products and services. Export control and economic sanctions laws and regulations include restrictions and prohibitions on the sale or supply of certain products and services and on our transfer of parts, components, and related technical information and know-how to certain countries, regions, governments, persons and entities. For example, on March 8, 2016, the U.S. Department of Commerce published a final rule in the Federal Register that amended the Export Administration Regulations by adding ZTE and three of its affiliates to the “Entity List,” for actions contrary to the national security and foreign policy interests of the United States. This rule imposed new export licensing requirements on exports, reexports, and in-country transfers of all U.S.-regulated products, software and technology to the designated ZTE entities, which had the practical effect of preventing us from making any sales to ZTE. On March 24, 2016, the U.S. Department of Commerce issued a temporary general license suspending the enhanced export licensing requirements for ZTE and one of its designated affiliates through June 30, 2016. On June 28, 2016, the U.S. Department of Commerce extended the temporary general license through August 30, 2016. On August 19, 2016, the U.S. Department of Commerce further extended the temporary general license through November 28, 2016. It is unclear whether the U.S. Department of Commerce will extend this temporary general license beyond the November 28, 2016 expiration date or permit sales to the designated ZTE entities after this temporary general license expires. There can be no guarantee that this or future regulatory activity would not materially interfere with our ability to make sales to ZTE or other customers. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, re-exportation, transfers within foreign countries, and importation of our products, including by our partners, must comply with these laws and regulations.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-

kickback laws and regulations. These laws and regulations generally prohibit companies and their intermediaries from offering or making improper payments to non-U.S. officials for the purpose of obtaining, retaining or directing business. Our exposure for violating these laws and regulations increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

In addition, we are subject to environmental, health and safety laws and regulations in each of the jurisdictions in which we operate or sell our products. These laws and regulations govern, among other things, the handling and disposal of hazardous substances and wastes, employee health and safety and the use of hazardous materials in, and the recycling of, our products.

Facilities

Our corporate headquarters are located in Maynard, Massachusetts, which we occupy under a lease expiring in January 2019, renewable for one additional two-year term. We have additional facilities located in Wooburn Green, United Kingdom, which we will occupy under a lease expiring in October 2021, in San Jose, California, which we occupy under a lease expiring in August 2020, in Hazlet, New Jersey, which we occupy under leases expiring in June and July 2018 with respect to various floors, in Mountain View, California, which we occupy under a lease expiring on July 21, 2018, renewable for an additional one-year term, in Bangalore, India, which we will occupy under a lease expiring in September 2018, in Limerick, Ireland, which we occupy under a lease expiring on January 31, 2017, renewable for an additional term of four years and nine months, and in Nanshan, Shenzhen, which we occupy under a lease expiring on January 12, 2017.

Employees

As of September 15, 2016, we employed 257 full-time employees, consisting of 123 in research and development, 64 in operations, which includes manufacturing, supply chain, quality control and assurance, and 70 in executive, sales, general and administrative. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Legal Proceedings

On January 22, 2016, ViaSat, Inc. filed a suit against us in the U.S. District Court for the Southern District of California alleging, among other things, breach of contract, breach of the implied covenant of good faith and fair dealing and misappropriation of trade secrets. On February 19, 2016, we responded to ViaSat’s suit and alleged counterclaims against ViaSat including, among other things, patent misappropriation, breach of contract, breach of the implied covenant of good faith and fair dealing, misappropriation of trade secrets and unfair competition, which ViaSat denied in its response filed March 16, 2016. The lawsuit is still pending. We are continuing to evaluate ViaSat’s claims, but based on the information available to us today, we currently believe that this suit will not have a material adverse effect on our business or our consolidated financial position, results of operations or cash flows.

In addition, from time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers, Directors and Significant Employees

The following table sets forth the name, age and position of each of our executive officers, directors and significant employees.

Name	Age	Position
Murugesan “Raj” Shanmugaraj	58	President, Chief Executive Officer and Director
John F. Gavin	57	Chief Financial Officer
Benny P. Mikkelsen	56	Founder, Chief Technology Officer and Director
Christian J. Rasmussen	47	Founder, Vice President of Digital Signal Processing and Optics
Mehrdad Givehchi	51	Founder, Vice President of Hardware and Software
Bhupendra C. Shah	58	Vice President of Engineering
John J. LoMedico	58	Vice President of Sales and Business Development
Janene I. Ásgeirsson	46	Vice President, General Counsel and Secretary
John P. Kavanagh	53	Senior Vice President of Operations/Supply Chain
Renee M. Pianka	48	Chief Human Resources Officer
Eric A. Swanson(1)	56	Chairman of the Board of Directors
Peter Y. Chung(1)(2)(3)	48	Director
Stan J. Reiss(2)(3)	44	Director
John Ritchie(2)	51	Director
Vincent T. Roche (3)	56	Director

(1)	Member of nominating and corporate governance committee
(2)	Member of audit committee
(3)	Member of compensation committee

Murugesan “Raj” Shanmugaraj has served as our president and chief executive officer and a director of our company since April 2010. Prior to joining Acacia, from February 2002 to February 2010, Mr. Shanmugaraj was the vice president of business development in the optical networking division of Alcatel-Lucent USA, Inc., a network equipment manufacturer. Prior to that, Mr. Shanmugaraj founded and served as the chief executive officer of Astral Point Communications Inc., an optical equipment company, and held various senior executive level positions at PictureTel Corp., a commercial videoconferencing product company, Multilink, Inc., an engineering and product development-based manufacturer of telecommunications network components, and Motorola Inc., a multinational telecommunications company. Mr. Shanmugaraj holds an M.S. in electrical and computer engineering from the University of Iowa and a B.E. in electronics and communications from the National Institute of Technology, Trichy in India. We believe that Mr. Shanmugaraj is qualified to serve on our board of directors due to his extensive leadership experience in the optics and network industries, his extensive knowledge of our company and his service as our president and chief executive officer.

John F. Gavin has served as our chief financial officer since February 2012. Prior to joining Acacia, from January 2011 to February 2012, Mr. Gavin was the chief financial officer of Hiperos LLC, a software-as-a-service company. From June 2005 to January 2011, he served as the chief operating officer of Akorri Networks, Inc., a data center virtualization management company, where he also served as the interim acting chief executive officer in 2010. Previously, Mr. Gavin served as the chief financial officer and chief operating officer of SMaL Camera Technologies, Inc., a designer of CMOS digital imaging solutions for a variety of business and consumer applications, the chief financial officer of Pirus Networks, Inc., a provider of multi-protocol storage networking switching products, and the chief financial officer of C-Port Corporation, a developer of CMOS microprocessor-based technologies for communications routers and switches. Mr. Gavin also served in various roles, most recently as the vice president of finance, sales and marketing North America, at Digital Equipment Corporation, a vendor of computer systems, for over 17 years. Mr. Gavin holds a B.S. in accounting from Stonehill College and a M.B.A. from Anna Maria College.

Benny P. Mikkelsen, one of the founders of our company, has served as our chief technology officer and a director since June 2009. Prior to joining Acacia, Mr. Mikkelsen co-founded and served as the vice president of technology of Mintera Corporation, a high-speed transceiver company. Prior to that, he held various engineering positions with Bell Laboratories, a research and scientific development company owned by Alcatel-Lucent USA, Inc. Mr. Mikkelsen holds an M.S. and Ph.D. in electrical engineering from the Technical University of Denmark. We believe that as a founder, and based on Mr. Mikkelsen’s deep experience in the optics and network industries, his extensive knowledge of our company and his position as our chief technology officer, Mr. Mikkelsen provides a valuable contribution to our board of directors.

Christian J. Rasmussen, one of the founders of our company, has served as our vice president of digital signal processing and optics since June 2015 and as our director of digital signal processing and optics from June 2009 to June 2015. Prior to joining Acacia, Mr. Rasmussen was a principal optical engineer of Mintera Corporation, a high-speed transceiver company. Mr. Rasmussen holds an M.S. in electrical engineering and a Ph.D. in optical communications from the Technical University of Denmark.

Mehrdad Givehchi, one of the founders of our company, has served as our vice president of hardware and software since June 2015 and previously served as our director of hardware and software from June 2009 to June 2015. Prior to joining Acacia, Mr. Givehchi was the consulting optical engineer of Mintera Corporation, a high-speed transceiver company. Prior to that, he served as the principal hardware engineer of Sycamore Networks, Inc., a developer and marketer of intelligent networking products for fixed line and mobile network operators, and as the principal hardware engineer of Tektronix, Inc., a designer of test and measurement equipment. Mr. Givehchi holds a B.S. in electrical engineering from Worcester Polytechnic Institute.

Bhupendra C. Shah has served as our vice president of engineering since June 2009. Prior to joining Acacia, Mr. Shah was the director of engineering at Juniper Networks, Inc., a provider of networking products. Prior to that, he was the director of hardware and software development at Broadcom Corporation, a fabless semiconductor company. Previously, Mr. Shah co-founded and served as the vice president of engineering of Atlantic Cores Incorporated, a developer of standard products and on-chip intellectual property. Mr. Shah holds a B.S. in electrical engineering from the University of Lowell.

John J. LoMedico has served as our vice president of sales and business development since August 2009. Prior to joining Acacia, Mr. LoMedico was the vice president of sales and marketing of CHiL Semiconductor Corp., a producer of digital power management integrated circuits. Prior to CHiL Semiconductor, Mr. LoMedico served as the vice president of marketing of Applied Micro Circuits Corporation, a fabless semiconductor company, and as the vice president of sales and marketing of Cimaron Communications Corp., a framer integrated circuit company. Prior to that, Mr. LoMedico served in various management positions in the sales and marketing function at National Semiconductor, a semiconductor manufacturer that was acquired by Texas Instruments. Mr. LoMedico holds a B.A. from the University of New Hampshire and an M.B.A. from Northeastern University.

Janene I. Ásgeirsson has served as our vice president, general counsel and secretary since April 2015. Prior to joining Acacia, from January 2012 to April 2015, Ms. Ásgeirsson was a counsel in the corporate practice group of the law firm Wilmer Cutler Pickering Hale and Dorr LLP. Prior to that, Ms. Ásgeirsson served as the senior corporate counsel of Entropic Communications, Inc., a semiconductor company, from June 2010 to January 2012. From August 2006 to June 2010, Ms. Ásgeirsson was a senior associate in the corporate practice group of the law firm Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP. Previously, Ms. Ásgeirsson was an associate in the corporate practice group of the law firm Foley Hoag LLP. Ms. Ásgeirsson holds a B.A. from the University of San Diego and a J.D. from Northeastern University School of Law.

John P. Kavanagh has served as our senior vice president of operations/supply chain since May 2015. Prior to joining Acacia, from October 2010 to May 2015, Mr. Kavanagh served as the vice president, supply chain of JDS Uniphase Corporation, an optical communications network company. From June 2000 to October 2010, he held several roles, including vice president, general manager and vice president of supply chain, at Finisar Corporation, a manufacturer of optical communication components. Mr. Kavanagh holds a B.S. in computer engineering from the University of Limerick in Ireland.

Renee M. Pianka has served as our chief human resources officer since December 2015. Prior to joining Acacia, Ms. Pianka was a vice president, human resources for the global services division of EMC Corporation, an information storage and infrastructure company, from January 2015 to December 2015, where she also served in increasingly senior roles in the human resources department from July 2002 to January 2015, most recently as a senior director of human resources from July 2011 to January 2015, and as a director of human resources from March 2007 to July 2011. Ms. Pianka holds a B.S. and an M.B.A. from Northeastern University.

Eric A. Swanson has served as the chairman of our board of directors since August 2009. Since 2006, Mr. Swanson has served as a research associate at the Massachusetts Institute of Technology. From January 2004 to September 2016, he provided consulting services to The Charles Stark Draper Laboratory, Inc. Previously, Mr. Swanson co-founded Sycamore Networks, Inc., a developer and marketer of intelligent networking products for fixed line and mobile network operators, and served as its general manager and chief scientist. Mr. Swanson holds a B.S. in electrical engineering from the University of Massachusetts at Amherst and an M.S. in electrical engineering from the Massachusetts Institute of Technology. We believe that Mr. Swanson is qualified to serve on our board of directors due to his extensive experience in the telecommunication and photonics industries, his deep knowledge of our company, and his experience on other boards of directors.

Peter Y. Chung has served as a director of our company since April 2013. Mr. Chung is a managing director and the chief executive officer of Summit Partners, L.P., a growth equity firm, where he has been employed since 1994. He is currently a director of A10 Networks, Inc., a provider of application networking solutions, and M/A-COM Technology Solutions Holdings, Inc., a provider of analog semiconductor solutions for use in radio frequency, microwave and millimeter wave applications. Previously, Mr. Chung served as a director of various other entities, including NightHawk Radiology Holdings, Inc., a private company that provides teleradiology services, SeaBright Holdings, Inc., a private specialty workers’ compensation insurer, and Ubiquiti Networks, Inc., a developer of networking technology for service providers and enterprises. Mr. Chung holds an A.B. in economics from Harvard University and an M.B.A. from the Stanford University Graduate School of Business. We believe that Mr. Chung is qualified to serve as a director of our company due to his wide-ranging experience in investment banking, private equity and venture capital investing in the communications technology sector and his participation on private and public company boards.

Stan J. Reiss has served as a director of our company since August 2009. Mr. Reiss is a general partner of Matrix Partners, a venture capital investment firm specializing in technology companies, where he has worked since July 2000. Prior to that, Mr. Reiss was an engagement manager at

McKinsey & Company. Mr. Reiss holds a B.S. in electrical engineering from Cornell University, M.S. degrees in electrical engineering and operations research from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School. We believe that Mr. Reiss is qualified to serve as a director of our company due to his extensive experience as a venture capitalist in the technology sector and his involvement with several private company boards.

John Ritchie has been a director of our company since April 2015. Since August 2015, Mr. Ritchie has been the senior vice president, chief financial officer of Aerohive Networks, Inc., a computer networking equipment company. From April 2013 to January 2015, Mr. Ritchie served as the chief financial officer of Telerik AD, a software development tools company. Prior to that, from May 2010 to March 2013, Mr. Ritchie was the chief financial officer of Ubiquiti Networks, Inc., a developer of networking technology for service providers and enterprises. Previously, Mr. Ritchie held several executive positions, in each case most recently the position of chief financial officer, at Electronics For Imaging, Inc., a provider of products, technology and services enabling analog to digital imaging transformation, and Splash Technology Holdings, Inc., which develops, produces, and markets color servers. Mr. Ritchie holds a B.S. in business administration from San Jose State University. We believe that Mr. Ritchie is qualified to serve as a director of our company due to his service as the chief financial officer of several publicly traded companies.

Vincent T. Roche has served as a director of our company since June 2016. Mr. Roche is the president and chief executive officer and a director of Analog Devices, Inc., a global leader in high-performance semiconductors for signal processing applications, where he has worked since 1988 and has been part of the senior management team since 2001. Mr. Roche holds a B.S. in electrical engineering from the University of Limerick in Ireland. We believe that Mr. Roche is qualified to serve as a director of our company due to his leadership expertise, including service as chief executive officer of a large international public company, as well as his technical understanding of the optical networking industry.

Our executive officers are Murugesan “Raj” Shanmugaraj, John F. Gavin, Benny P. Mikkelsen, Christian J. Rasmussen, Mehrdad Givehchi and Bhupendra C. Shah.

There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors

Our board of directors currently consists of seven members. The current members of our board of directors were elected either pursuant to an amended and restated voting agreement among certain of our stockholders, which terminated upon the closing of our initial public offering, or, in the case of Mr. Roche, by vote of our board of directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

In accordance with the terms of our restated certificate of incorporation and amended and restated bylaws, our board of directors is divided into three classes, each of whose members serve for staggered three year terms. The members of the classes are divided as follows:

•	the class I directors are Benny Mikkelsen and Murugesan Shanmugaraj, and their term will expire at the annual meeting of stockholders to be held in 2017;

•	the class II directors are Stan Reiss and Eric Swanson, and their term will expire at the annual meeting of stockholders to be held in 2018; and

•	the class III directors are Peter Chung, John Ritchie, and Vincent Roche, and their term will expire at the annual meeting of stockholders to be held in 2019.

Our restated certificate of incorporation provides that the authorized number of directors may be changed only by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management.

Our restated certificate of incorporation and amended and restated bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. An election of our directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

The phase-in periods with respect to director independence under the Nasdaq Listing Rules allow us to have only one independent member on each of the audit committee, nominating and corporate governance committee and compensation committee upon the listing date of our common stock, a majority of independent members on each committee within 90 days of the listing date (or the effective date of the registration statement, in the case of the audit committee) and fully independent committees and a majority of independent directors on our board of directors within one year of the listing date (or the effective date of the registration statement, in the case of the audit committee). The phase-in periods also allow us to have only one member comprise our audit committee by the listing date, two members comprise our audit committee within 90 days of the listing date and at least three members within one year of the listing date.

Our board of directors has determined that each of Messrs. Chung, Ritchie, Reiss, Roche and Swanson is an “independent director” as defined under Rule 5605(a)(2) of the Nasdaq Listing Rules. With respect to our audit committee, our board of directors determined that each of Messrs. Chung and Ritchie, but not Mr. Reiss, satisfies the independence standards for audit committee membership established by the Securities and Exchange Commission and the Nasdaq Listing Rules. We intend to rely on the phase-in rules discussed above with respect to our audit committee and expect that each member of our audit committee will satisfy the applicable independence requirements within one year of our listing on the Nasdaq Global Select Market. Our board of directors also determined that Messrs. Chung, Reiss and Roche who comprise our compensation committee, and Messrs. Chung and Swanson, who comprise our nominating and corporate governance committee, satisfy the independence standards for such committees established by the Securities and

Exchange Commission and the Nasdaq Listing Rules, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director and any institutional stockholder with which he is affiliated.

Board Leadership Structure

Our corporate governance guidelines provide that the roles of chairman of the board and chief executive officer may be separated or combined. Our board of directors has considered its leadership structure and determined that at this time the roles of chairman of the board and chief executive officer should be separate. Separating the chairman and the chief executive officer positions allows our chief executive officer to focus on running the business, while allowing the chairman of our board of directors to lead the board in its fundamental role of providing advice to and oversight of management. Mr. Swanson has been an integral part of the leadership of our company and our board of directors since August 2009, and his strategic vision has guided our growth and performance. Our board of directors believes that Mr. Swanson is best situated to ensure that the board of director’s attention and efforts are focused on critical matters. Mr. Shanmugaraj has served as our president and chief executive officer since April 2010. As our board of directors has determined that each of our directors other than Messrs. Mikkelsen and Shanmugaraj is independent, our board of directors believes that the independent directors provide effective oversight of management. Our board of directors believes that its leadership structure is appropriate because it strikes an effective balance between strategy development and independent leadership and management oversight in the board process.

Board Committees

Our board of directors has established audit, compensation, and nominating and corporate governance committees, each of which operates under a charter that has been approved by our board of directors. A copy of each committee’s charter is posted on the corporate governance section of our website, www.acacia-inc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Audit Committee

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

The members of our audit committee are Messrs. Chung, Reiss and Ritchie. Our board of directors has determined that Mr. Ritchie is an “audit committee financial expert” as defined by applicable SEC rules.

Compensation Committee

The compensation committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives relevant to CEO compensation;

•	determining our CEO’s compensation;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis”; and

•	preparing the annual compensation committee report required by SEC rules.

The members of our compensation committee are Messrs. Chung, Reiss and Roche.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the Board’s committees;

•	reviewing and making recommendations to the board with respect to management succession planning;

•	developing and recommending to the board corporate governance principles; and

•	overseeing an annual evaluation of the board.

The members of our nominating and corporate governance committee are Messrs. Chung and Swanson.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on our website, www.acacia-inc.com. In addition, we post on our website all disclosures that are required by law or the Nasdaq Listing Rules concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation paid to our chief executive officer and each of our two other most highly compensated executive officers for the years ended December 31, 2014 and 2015. We refer to these individuals as our “named executive officers.”

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)	Option Awards ($)	All Other Compensation ($)(2)	Total ($)
Murugesan Shanmugaraj	2015	$326,172	(3)	$219,903	(4)	$1,265,392	—	$19,227	$1,830,694
President, Chief Executive Officer and Director	2014	$246,750		$122,045	(5)	—	—	$13,363	$382,158
Mehrdad Givehchi	2015	$277,086	(6)	125,824	(4)	$1,265,392	—	$5,141	$1,673,443
Vice President of Hardware and Software
Benny P. Mikkelsen	2015	$216,745		125,824	(4)	$1,265,392	—	$19,724	$1,627,685
Chief Technology Officer and Director	2014	$201,204		$99,441	(5)	—	—	$16,830	$317,475

(1)	The amounts reported in this column represent the aggregate grant date fair value of the restricted stock units granted to the named executive officers during 2015 as computed in accordance with FASB Accounting Standards Codification Topic 718, Compensation-Stock Compensation. The assumptions used in calculating the grant date fair value of the restricted stock units reported in this column are set forth in Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation—Valuation of Common Stock.
(2)	Includes perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is less than $10,000; all “gross-up” or other amounts reimbursed during the fiscal year for the payment of taxes; amounts paid pursuant to any plan or arrangement in connection with termination or change of control; company contributions or other allocations to vested and unvested defined contribution plans; dollar value of insurance premiums; 401(k) matching; and dollar value of dividends or other earnings on stock or option awards (when not factored into grant date value).
(3)	Includes a payment in 2015 in the amount of $61,045 for taxes attributable to compensation income earned in 2013 in connection with the issuance in 2013 of restricted stock. A corrected W-2 was filed in 2015 to report this additional 2013 compensation income.
(4)	Represents amounts earned for 2015 performance that were paid in 2016.
(5)	Represents amounts earned for 2014 performance that were paid in 2015.
(6)	Includes a payment in 2015 in the amount of $60,341 for taxes attributable to compensation income earned in 2013 in connection with the issuance in 2013 of restricted stock. A corrected W-2 was filed in 2015 to report this additional 2013 compensation income.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding stock awards held as of December 31, 2015 by our named executive officers. It assumes an offering price of $99.50, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on October 3, 2016.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Murugesan Shanmugaraj	—	—	—	—	—	—	97,563	9,707,519
							56,250	5,596,875
Mehrdad Givehchi	—	—	—	—	—	—	97,563	9,707,519
							59,191	5,889,505
Benny P. Mikkelsen	—	—	—	—	—	—	97,563	9,707,519
							59,191	5,889,505

Potential Payments upon Termination or Change in Control

The Acacia Communications, Inc. Severance and Change in Control Benefits Plan, which we refer to as the Severance Plan, provides severance benefits to certain of our executives, including our named executive officers, if their employment is terminated by us “without cause” or, only in connection with a “change in control” of our company, they terminate employment with us for “good reason” (as each of those terms is defined in the Severance Plan).

Under the Severance Plan, if we terminate an eligible executive’s employment without cause prior to or more than 12 months following the closing of a change in control of our company, the executive is entitled to (i) continue receiving his or her base salary for a specified period (in the case of our chief executive officer, for 12 months, and, in the case of all other participants, for nine months) following the date of termination, (ii) company contributions to the cost of health care continuation under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, for up to 12 months following the date of termination, and (iii) the amount of any unpaid annual bonus determined by our board of directors to be payable to the executive for any completed bonus period which ended prior to the date of such executive’s termination.

The Severance Plan also provides that, if, within 12 months following the closing of a change in control of our company, we terminate an eligible executive’s employment without cause or such executive terminates his or her employment with us for good reason, the executive is entitled to (i) a single lump-sum payment equal to a percentage of his or her annual base salary (in the case of our chief executive officer, 100% and, in the case of all other participants, 75%), (ii) a single lump sum payment in an amount equal to a percentage of his or her target annual bonus for the year in which the termination of employment occurs (in the case of our chief executive officer, 100% and, in the case of all other participants, 75%), (iii) company contributions to the cost of health care continuation under COBRA for up to 12 months following the date of termination of employment, and (iv) the amount of any unpaid annual bonus determined by our board of directors to be payable to the executive for any completed bonus period which ended prior to the date of such executive’s termination. In addition, all of the executive’s outstanding unvested equity awards will immediately vest in full on the date of such termination.

All payments and benefits provided under the Severance Plan are contingent upon the execution and effectiveness of a release of claims by the executive in our favor and continued compliance by the executive with any proprietary information and inventions, nondisclosure, non-competition, non-solicitation (or similar) agreement to which we and the executive are party.

Retirement Benefits

We maintain a retirement plan for the benefit of our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that each participant may contribute up to 90% of his or her pre-tax compensation, up to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee as directed by participants. Our 401(k) plan provides for discretionary matching of employee contributions.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees. In addition, equity awards granted to our executive officers become fully vested and (if applicable) exercisable if we are subject to a change in control and following such change in control such executive officer is terminated by us without cause or such individual resigns for good reason.

Director Compensation

During the year ended December 31, 2015, our non-employee directors, other than Mr. Ritchie, did not receive any cash compensation for their service on our board of directors or committees of our board of directors. During the year ended December 31, 2015 and through May 17, 2016, the day prior to the closing of our initial public offering, we granted 16,000 RSUs to each of Mr. Ritchie and Mr. Swanson, and paid Mr. Ritchie $53,561 in cash compensation, in connection with their service on our board of directors. None of our executive officers who also served as a member of our board of directors during our fiscal year ended December 31, 2015, received any additional compensation for such service as a director.

We also have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Under our non-employee director compensation program, our non-employee directors receive the cash compensation set forth below, and an annual RSU grant having an aggregate fair market value of $100,000 on the date of grant to be granted at our annual meeting of stockholders beginning in 2017. Each such RSU will vest in full on the date of our next annual stockholder meeting following the date of grant. In addition, new non-employee directors will also be eligible for an initial RSU grant having an aggregate fair market value of $200,000 on the date of grant, to be granted at our first board of directors meeting occurring on or following such director’s initial election to our board of directors. Such RSU will vest in equal annual installments on the first, second and third anniversary of the grant date or immediately in the event of a change of control event.

Each non-employee director is eligible to receive compensation for his or her service on our board of directors or committees thereof consisting of annual cash retainers paid quarterly in arrears, as follows:

Position	Retainer
Board Member	$30,000
Audit Committee Chair	20,000
Compensation Committee Chair	10,000
Nominating and Corporate Governance Committee Chair	8,000
Audit Committee Member	7,500
Compensation Committee Member	6,000
Nominating and Corporate Governance Committee Member	4,500

Stock Option and Other Compensation Plans

Our equity compensation plans consist of our 2009 Stock Plan, as amended to date, our 2016 Equity Incentive Plan, and our Amended and Restated 2016 Employee Stock Purchase Plan, which we refer to as the 2016 ESPP. Prior to our initial public offering, we granted awards under the 2009 Stock Plan. Following our initial public offering, any remaining shares available for issuance under our 2009 Stock Plan were added to the shares reserved under our 2016 Equity Incentive Plan and we ceased granting awards under the 2009 Stock Plan.

2016 Equity Incentive Plan

In October 2015, our board of directors adopted, and in January 2016 our stockholders approved, the 2016 Equity Incentive Plan. The 2016 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, RSUs and other stock-based awards. The number of shares of our common stock reserved for issuance under the 2016 Equity Incentive Plan is the sum of: (1) 2,670,000 plus; (2) the number of shares (up to 4,299,166 shares) equal to the sum of the number of shares of our common stock then available for issuance under the 2009 Stock Plan and the number of shares of our common stock subject to outstanding awards under the 2009 Stock Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right; plus (3) an annual increase, to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2017 and continuing until, and including, the fiscal year ending December 31, 2025, equal to the lowest of 3,600,000 shares of our common stock, 4.0% of the number of shares of our common stock outstanding on the first day of such fiscal year and an amount determined by our board of directors. Upon the effectiveness of our registration statement in our initial public offering on May 12, 2016, a maximum of 3,167,302 shares of our common stock was authorized for issuance under our 2016 Equity Incentive Plan.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2016 Equity Incentive Plan. Incentive stock options, however, may only be granted to our employees.

Pursuant to the terms of the 2016 Equity Incentive Plan, our board of directors (or a committee delegated by our board of directors) administers the plan and, subject to any limitations in the plan, selects the recipients of awards and determines:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•	the exercise price of options, which must be at least equal to the fair market value of our common stock on the date of grant; and

•	the number of shares of our common stock subject to and the terms of any stock appreciation rights, restricted stock awards, RSUs or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years).

If our board of directors delegates authority to an executive officer to grant awards under the 2016 Equity Incentive Plan, the executive officer will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards (which may include a formula by which the exercise price will be determined), and the maximum number of shares subject to awards that such executive officer may make.

Effect of Certain Changes in Capitalization.    Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, our board of directors shall equitably adjust:

•	the number and class of securities available under the 2016 Equity Incentive Plan;

•	the share counting rules under the 2016 Equity Incentive Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and the measurement price of each outstanding stock appreciation right;

•	the number of shares subject to, and the repurchase price per share subject to, each outstanding restricted stock award; and

•	the share and per-share related provisions and the purchase price, if any, of each other stock-based award.

Effect of Certain Corporate Transactions.    Upon a merger or other reorganization event (as defined in our 2016 Equity Incentive Plan), our board of directors may, on such terms as our board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2016 Equity Incentive Plan as to some or all outstanding awards, other than restricted stock awards:

•	provide that all outstanding awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof);

•	upon written notice to a participant, provide that all of the participant’s unvested and/or vested but unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable);

•	provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part, prior to or upon such reorganization event;

•	in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; and/or

•	provide that, in connection with a liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings).

Our board of directors does not need to take the same action with respect to all awards, all awards held by a participant or all awards of the same type.

In the case of certain RSUs, no assumption or substitution is permitted, and the RSUs will instead be settled in accordance with the terms of the applicable RSU agreement.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock awards will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted or exchanged pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award or any other agreement between the participant and us.

At any time, our board of directors may, in its sole discretion, provide that any award under the 2016 Equity Incentive Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part as the case may be.

No award may be granted under the 2016 Equity Incentive Plan on or after May 12, 2026. Our board of directors may amend, suspend or terminate the 2016 Equity Incentive Plan at any time, except that stockholder approval may be required to comply with applicable law or stock market requirements.

2009 Stock Plan

Our 2009 Stock Plan was adopted by our board of directors in November 2009, approved by our stockholders in November 2009 and subsequently amended on June 29, 2010, December 20, 2011, March 5, 2012, April 17, 2013, April 23, 2015, July 23, 2015, October 21, 2015 and March 25, 2016. The 2009 Stock Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock units and shares, restricted or otherwise, of our common stock. Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2009 Stock Plan; however incentive stock options may only be granted to our employees. A maximum of 8,793,084 shares of our common stock are authorized for issuance under the 2009 Stock Plan.

The type of award granted under our 2009 Stock Plan and the terms of such award are set forth in the applicable award agreement.

Pursuant to the terms of the 2009 Stock Plan, our board of directors (or a committee assigned by our board of directors) administers the 2009 Stock Plan. The board of directors has complete discretion to take any actions it deems necessary or advisable for the administration of the 2009 Stock Plan. All decisions, interpretations and other actions of our board of directors are final and binding on all participants and all persons deriving their rights from a participant. In addition, subject to any limitations in the 2009 Stock Plan, our board of directors selects the recipients of awards and determines:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•	the exercise price of options, which must be at least equal to the fair market value of our common stock on the date of grant; and

•	the number of shares of our common stock subject to, and the terms of any restricted stock awards or restricted stock units, and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

Effect of Certain Changes in Capitalization.    Pursuant to the 2009 Stock Plan, in the event of stock split, stock dividend, a combination of shares, reverse stock-split, a reclassification, or any other increase or decrease in the number of issues shares of our common stock effected without receipt of consideration by us, proportionate adjustments shall automatically be made in each of

•	the number of shares of our common stock available for issuance under the 2009 Stock Plan;

•	the number of shares of our common stock covered by each outstanding option or RSU granted under the 2009 Stock Plan; and

•	the exercise price under each outstanding option granted under the 2009 Stock Plan.

Our board of directors, in its sole discretion, may also make appropriate adjustments to one or more of the same items described above in the event of a declaration of an extraordinary dividend payable in a form other than shares of our common stock that has a material effect on the fair market value of shares of our common stock, a recapitalization, a spin-off or any similar occurrence.

Effect of Certain Corporate Transactions.    In the event that we are a party to a merger or consolidation, all shares of our common stock acquired under the 2009 Stock Plan and all awards outstanding under the 2009 Stock Plan on the effective date of the transaction shall be treated in the manner described in the agreement of merger or consolidation, which agreement need not treat all awards in an identical manner but which must preserve an award’s status as exempt from or compliant with Section 409A of the Internal Revenue Code of 1986, as amended (which we refer to as the Code) and must provide for one or more of the following:

•	continuation of the outstanding award by us if we are the surviving corporation;

•	assumption, or substitution of substantially equivalent awards, of the outstanding award by the surviving corporation or its parent, provided that the assumption or substitution is accomplished in a manner that complies with the rules regarding assumptions or substitutions that apply to incentive stock options under the Code (whether the outstanding award is an incentive stock option or a nonstatutory stock option);

•	acceleration of the date of exercise or vesting of an option (which may be contingent on the closing of the merger or consolidation) followed by the termination of the option if it is not timely exercised prior to the closing of the merger or consolidation (which exercise may also be contingent on the closing of the merger or consolidation); or

•	cancellation of the outstanding award in exchange for a payment (if any) equal the fair market value of a share of common stock as of the closing date of the merger or consolidation minus the per-share exercise price of the award (if any).

Subject to the limitations of the 2009 Stock Plan, our board of directors may modify, extend or assume outstanding options and RSUs and may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares of our common stock or a different exercise price.

As of September 15, 2016, options to purchase 2,649,753 shares of common stock were outstanding under the 2009 Stock Plan, at a weighted-average exercise price of $4.69 per share, and 1,444,058 options to purchase shares of our common stock had been exercised. In addition, as of such date, 1,314,378 RSUs were outstanding under the 2009 Stock Plan, of which 183,473 were vested but not distributed.

No further awards will be made under our 2009 Stock Plan; however, awards outstanding under our 2009 Stock Plan continue to be governed by their existing terms. Our board of directors may amend, suspend or terminate the 2009 Stock Plan at any time and for any reason, except that any amendment of the 2009 Stock Plan that increases the number of shares of our common stock available for issuance under the 2009 Stock Plan or that materially changes the class of persons who are eligible for the grant of incentive stock options is subject to the approval of our stockholders.

Amended and Restated 2016 Employee Stock Purchase Plan

Our board of directors has adopted, and our stockholders have approved, our 2016 ESPP. The 2016 ESPP may be administered by our board of directors or by a committee appointed by our board of directors. The 2016 ESPP initially provided participating employees with the opportunity to purchase an aggregate of 700,000 shares of our common stock. The number of shares of our common stock reserved for issuance under the 2016 ESPP automatically will increase on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2016 and continuing until, and including, the fiscal year ending December 31, 2026, in an amount equal to the lowest of: (1) 900,000 shares of our common stock; (2) 1.0% of the total number of shares of our common stock outstanding on the first day of the applicable fiscal year; and (3) an amount determined by our board of directors.

All of our employees and employees of any of our designated subsidiaries, as defined in the 2016 ESPP, are eligible to participate in the 2016 ESPP, provided that:

•	such person is customarily employed by us or a designated subsidiary for more than 20 hours a week and for more than five months in a calendar year;

•	such person has been employed by us or by a designated subsidiary for at least three months prior to enrolling in the 2016 ESPP; and

•	such person was our employee or an employee of a designated subsidiary on the first day of the applicable offering period under the 2016 ESPP.

The first offering to our eligible employees to purchase stock under the 2016 ESPP, which we refer to as the first offering period began on May 18, 2016 and will end on October 31, 2016. We expect to begin another offering on November 1 (or the following business day). Each offering, other than the first offering period, will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of our common stock at the end of the offering period. Our board of directors may, at its discretion, choose a different period of not more than 12 months for offerings.

On each offering commencement date, each participant will be granted the right to purchase a number of shares of our common stock determined by multiplying $2,083 by the number of full months in the offering period and dividing that product by the initial public offering price, in the case of the first offering period, and by the closing price of the common stock on the first day of the offering period for each subsequent offering period. No employee may be granted an option under the 2016 ESPP that permits the employee’s rights to purchase shares under the plan to accrue at a rate that exceeds $25,000 of the fair market value of the common stock (determined as of the first day of each offering period) for each calendar year in which the option is outstanding. In addition, no employee may purchase shares of our common stock under the 2016 ESPP that would result in the employee owning 5% or more of the total combined voting power or value of our stock.

Except with respect to the first offering period, on the commencement date of each offering period, each eligible employee may authorize up to a maximum of 15% of his or her compensation to be deducted by us during the offering period. Each employee who continues to be a participant in the 2016 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from us the number of whole shares of our common stock that his or her accumulated payroll deductions on such date will buy, not in excess of the maximum numbers set forth above. Under the terms of the 2016 ESPP, the purchase price shall be determined by our board of directors for each offering period and will be at least 85% of the applicable closing price of our common stock. If our board of directors does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of our common stock on the first business day of the offering period or on the last business day of the offering period.

Each of our eligible employees were automatically enrolled in the 2016 ESPP for the first offering period and will be deemed to participate in the 2016 ESPP at a rate of 15% of his or her compensation. Payroll deductions are not required for the first offering period, however, a participant may elect to have payroll deductions up to the aggregate amount that would have been credited to his or her account if a deduction of 15% of the compensation that he or she received on each pay day during the first offering period had been made or decline to participate by filing an appropriate subscription agreement. Upon the automatic exercise of a participant’s option on the last day of the first offering period, a participant shall be permitted to purchase shares with (i) the accumulated payroll deductions in his or her account, if any, (ii) a direct payment from the participant, or (iii) a combination thereof; provided, however that the total amount applied to the purchase may not exceed the maximum amount described in the preceding sentence.

An employee may for any reason withdraw from participation in an offering prior to the end of an offering period and permanently withdraw the balance accumulated in the employee’s account. If an employee elects to discontinue his or her payroll deductions during an offering period but does not elect to withdraw his or her funds, funds previously deducted will be applied to the purchase of common stock at the end of the offering period. If a participating employee’s employment ends before the last business day of an offering period, no additional payroll deductions will be made and the balance in the employee’s account will be paid to the employee.

We are required to make equitable adjustments to the number and class of securities available under the 2016 ESPP, the share limitations under the 2016 ESPP and the purchase price for an offering period under the 2016 ESPP to reflect stock splits, reverse stock splits, stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of our common stock other than ordinary cash dividends.

In connection with a merger or other reorganization event (as defined in the 2016 ESPP), our board of directors or a committee of our board of directors may take any one or more of the following actions as to outstanding options to purchase shares of our common stock under the 2016 ESPP on such terms as our board of directors or committee determines:

•	provide that options shall be assumed, or substantially equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•	upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by our board of directors or committee in such notice, which date shall not be less than ten days preceding the effective date of the reorganization event;

•	upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

•	in the event of a reorganization event under the terms of which holders of our common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of our common stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the acquisition price is treated as the fair market value of our common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2016 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

•	provide that, in connection with our liquidation or dissolution, options shall convert into the right to receive liquidation proceeds (net of the purchase price thereof).

The 2016 ESPP may be terminated at any time by our board of directors. Upon termination, we will refund all amounts in the accounts of participating employees.

Limitation of Liability and Indemnification

Our restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our restated certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with all of our directors. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors. We have agreed that we will be the indemnitor of “first resort,” however, with respect to any claims against these directors for indemnification claims that are indemnifiable by both us and their employers. Accordingly, to the extent that indemnification is permissible under applicable law, we will have full liability for such claims (including for the advancement of any expenses) and we have waived all related rights of contribution, subrogation or other recovery that we might otherwise have against these directors’ employers.

Rule 10b5-1 Sales Plans

All of our executive officers have entered into, and our directors may in the future enter into, Rule 10b5-1 plans. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

RELATED PERSON TRANSACTIONS

Other than compensation arrangements for our directors and named executive officers which are described elsewhere in this prospectus, below we describe transactions since January 1, 2013 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series D Financing and Common Stock Repurchase

On April 17, 2013, we entered into a stock purchase agreement with investors, including Summit Partners, L.P. and existing stockholders Commonwealth Capital Ventures IV L.P. and entities affiliated with Matrix Partners, who were affiliated with members of our board of directors, to raise approximately $20.0 million through the sale of 3,407,445 shares of our Series D convertible preferred stock, which we refer to as our Series D preferred stock, at a purchase price of $5.8695 per share. On June 18, 2013, we amended this stock purchase agreement to extend a subsequent closing date and raised approximately an additional $2.0 million from the sale of 340,745 shares of Series D preferred stock at a purchase price of $5.8695 per share to entities affiliated with Summit Partners, L.P. We refer to these sales collectively as the Series D financing.

In connection with the Series D financing, we entered into a stock repurchase agreement pursuant to which we repurchased 387,379 shares of our common stock at a purchase price of $4.98 per share, representing an aggregate purchase price of approximately $1.9 million, from eight of our stockholders, including Messrs. Shanmugaraj, Mikkelsen, Rasmussen, Givehchi and Shah and persons affiliated with Mr. Swanson, each of whom is an executive officer, director or affiliate thereof.

All shares of Series D convertible preferred stock converted into shares of our common stock in connection with the consummation of our initial public offering.

M/A-COM Agreement

We periodically purchase products from M/A-COM Technology Solutions Holdings, Inc., or M/A-COM, under general terms and conditions. One of the members of our board of directors, Peter Y. Chung, is also a member of the board of directors of M/A-COM. During the years ended December 31, 2013, 2014 and 2015, and the six months ended June 30, 2016, we made purchases of $333,000, $170,000, $1.2 million, and $3,000, respectively, from M/A-COM.

Supply Purchases from Analog Devices

On June 1, 2016, Vincent T. Roche, President and Chief Executive Officer and a member of the board of directors of Analog Devices, Inc., or ADI, was elected to our board of directors. We, through our contract manufacturers, periodically purchase supplies from ADI pursuant to purchase orders negotiated on an arm’s length basis between ADI and our contract manufacturers at prevailing prices. These purchased supplies are used as content in certain of our manufactured products. Our contract manufacturers made purchases from ADI of approximately $1.1 million and $355,000, during the three months ended June 30, 2016 and 2015, respectively, and $1.8 million and $584,000, during the six months ended June 30, 2016 and 2015, respectively.

Amended and Restated Investors’ Rights Agreement

In connection with the initial closing of the Series D financing, we entered into an amended and restated investors’ rights agreement with our significant stockholders, including entities affiliated with Summit Partners, L.P., Commonwealth Capital Ventures and Matrix Partners, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock, the right to receive financial and other information about us and a right of first offer with respect to future issuances of our securities. The information rights and rights of first offer granted pursuant to this agreement terminated pursuant to its terms upon the consummation of our initial public offering in May 2016; the registration rights remain in effect. For more information regarding these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Our restated certificate of incorporation provides that we will indemnify our officers and directors to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our current and former directors and executive officers. See “Limitation of Liability and Indemnification.”

Arrangements with Executive Officers and Directors

For a description of the compensation arrangements that we have with our executive officers and directors, see “Executive Compensation.”

Issuance of Securities to Executive Officers

On April 28, 2016, we issued 60,000 RSUs to Mr. Shanmugaraj and 50,000 RSUs each to Messrs. Gavin, Mikkelsen, Givehchi, Rasmussen, and Shah, in each case subject to the effectiveness of our 2016 Equity Incentive Plan. The grant date fair value of the RSUs granted was $1,320,000 for Mr. Shanmugaraj, and $1,100,000 for the other award recipients. These RSUs vest based on satisfaction of a time-based requirement, which will be satisfied with respect to 25% of the RSUs on May 12, 2017, and with respect to an additional 25% of the RSUs each year thereafter. In the event that we are subject to a change in control (as such term is defined in the RSU agreement), the recipient will get credit for an additional six months of service. In the event of an involuntary termination (as such term is defined in the RSU agreement) after a change in control, all RSUs subject to the award will become fully vested.

In addition to the time-based RSUs described above, on April 28, 2016, we issued 25,000 market-based RSUs to Mr. Shanmugaraj and 20,000 market-based RSUs each to Messrs. Gavin, Mikkelsen, Givehchi, Rasmussen, and Shah, in each case subject to the effectiveness of our 2016 Equity Plan. The grant date fair value of the market-based RSUs granted was $387,500 for Mr. Shanmugaraj, and $310,000 for the other award recipients. These market-based RSUs vested upon achievement of specific stock price targets.

On October 21, 2015, we issued 97,563 RSUs to each of Messrs. Shanmugaraj, Mikkelsen and Givehchi, in each case pursuant to our 2009 Stock Plan. The value of the RSUs granted to each such individual was $1,265,392 at the time of issuance. These RSUs vest based on satisfaction of both a time-based requirement and a liquidity event requirement. The time-based requirement of the RSUs was satisfied with respect to 25% of the RSUs on August 13, 2016, and will be satisfied with respect to an additional 6.25% of the RSUs each three-month period thereafter. The liquidity event requirement was satisfied upon the closing of our initial public offering in May 2016. In the event that we are subject to a change in control (as such term is defined in the RSU agreement governing the award), the recipient will get credit for an additional six months of service. In the event of an involuntary termination (as such term is defined in the RSU agreement) after a change in control, all RSUs subject to the award will become fully vested.

In April 2013, we issued 125,000 shares of our common stock to Mr. Shanmugaraj pursuant to a restricted stock purchase agreement. The aggregate value of these shares at the time of issuance was $187,500. Pursuant to the terms of this restricted stock purchase agreement, we have a right to repurchase some or all of these shares at the original purchase price thereof, which right of repurchase shall lapse with respect to 1/60th of the shares each month beginning on March 1, 2013. In the event that we are subject to a change in control (as such term is defined in the restricted stock purchase agreement), the repurchase right will immediately lapse as to an additional number of shares that would otherwise vest in a six-month period. In the event of an involuntary termination (as such term is defined in Mr. Shanmugaraj’s restricted stock purchase agreement) after a change in control, the right of repurchase will lapse in full and all shares will become vested.

In April 2013, we issued 131,535 shares of our common stock to Mr. Mikkelsen pursuant to a restricted stock purchase agreement. The aggregate value of these shares at the time of issuance was $197,303. Pursuant to the terms of this restricted stock purchase agreement, we have a right to repurchase some or all of these shares at the original purchase price thereof, which right of repurchase shall lapse with respect to 1/60th of the shares each month beginning on March 1, 2013. In the event that we are subject to a change in control (as such term is defined in the restricted stock purchase agreement), the repurchase right will immediately lapse as to an additional number of shares that would otherwise vest in a six-month period. In the event of an involuntary termination (as such term is defined in Mr. Mikkelsen’s restricted stock purchase agreement) after a change in control, the right of repurchase will lapse in full and all shares will become vested.

In April 2013, we issued 131,535 shares of our common stock to Mr. Givehchi pursuant to a restricted stock purchase agreement. The aggregate value of these shares at the time of issuance was $197,303. Pursuant to the terms of this restricted stock purchase agreement, we have a right to repurchase some or all of these shares at the original purchase price thereof, which right of repurchase shall lapse with respect to 1/60th of the shares each month beginning on March 1, 2013. In the event that we are subject to a change in control (as such term is defined in the restricted stock purchase agreement), the repurchase right will immediately lapse as to an additional number of shares that would otherwise vest in a six-month period. In the event of an involuntary termination (as such term is defined in Mr. Givehchi’s restricted stock purchase agreement) after a change in control, the right of repurchase will lapse in full and all shares will become vested.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Board’s Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in or is not inconsistent with our company’s best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as a director of another entity, that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) interests arising solely from the ownership of a class of the Company’s equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis, (c) compensation arrangements with executive officers if the compensation has been approved, or recommended to the board of directors for approval, by our compensation committee, (d) compensation for services as a director of the company if such compensation will be publically reported pursuant to SEC rules, (e) interests arising solely from indebtedness of a 5% stockholder (or their immediate family member), (f) a transaction where the rates or charges involved in the transaction are determined by competitive bids, (g) a transaction that involves the rendering of services as a common or contract carrier or public utility at rates or charges fixed in conformity with law or governmental authority, and (h) a transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of September 15, 2016, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days after September 15, 2016 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o Acacia Communications, Inc., Three Mill and Main Place, Suite 400, Maynard, Massachusetts 01754. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name	Shares Beneficially Owned Prior to Offering		Number of Shares Offered	Shares Beneficially Owned After Offering		Shares to be Sold if Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After Offering Assuming Underwriters Exercise Option in Full
	Number	Percentage		Number	Percentage		Number	Percentage
5% Stockholders
Entities affiliated with Matrix Partners(1)	12,098,220	33.6%	1,448,493	10,649,727	28.7%	1,754,108	10,334,112	27.9%
Commonwealth Capital Ventures IV L.P.(2)	6,077,341	16.9%	726,426	5,350,915	14.4%	879,692	5,197,649	14.0%
Entities affiliated with Summit Partners, L.P.(3)	2,896,329	8.0%	346,202	2,550,127	6.9%	419,245	2,477,084	6.7%

Named Executive Officers and Directors
Murugesan Shanmugaraj(4)	1,145,487	3.2%	108,163	1,037,324	2.8%	127,250	1,018,237	2.7%
Benny Mikkelsen(5)	1,045,822	2.9%	98,846	946,976	2.6%	116,290	929,532	2.5%
Mehrdad Givehchi(6)	1,045,822	2.9%	98,846	946,976	2.6%	116,290	929,532	2.5%
Eric Swanson(7)	5,280	*	2,640	2,640	*	2,640	2,640	*
Peter Chung	—	—	—	—	—	—	—	—
Stan Reiss(8)	12,098,220	33.6%	1,448,493	10,649,727	28.7%	1,754,108	10,344,112	27.9%
John Ritchie(9)	5,280	*	2,640	2,640	*	2,640	2,640	*
Vincent Roche	—	—	—	—	—	—	—	—
All executive officers and directors as a group (11 persons)(10)	17,053,970	46.6%	1,931,892	15,122,078	40.2%	2,321,881	14,732,089	39.2%

Other Selling Stockholders
John LoMedico(11)	456,630	1.3%	42,500	414,130	1.1%	50,000	406,630	1.1%
John Gavin(12)	227,071	*	25,501	201,570	*	30,000	197,071	*
Bhupendra C. Shah(13)	470,242	1.3%	47,917	422,325	1.1%	56,373	413,869	1.1%
Christian Rasmussen(14)	1,010,746	2.8%	98,846	911,900	2.5%	116,290	894,456	2.4%
OFS Fitel LLC(15)	856,112	2.4%	102,331	753,781	2.0%	123,922	732,190	2.0%
Egan Managed Capital(16)	1,174,160	3.3%	140,347	1,033,813	2.8%	169,958	1,004,202	2.7%
Weston & Co VIII LLC(17)	26,660	*	3,186	23,474	*	3,859	22,801	*

(1)	Consists of 12,091,554 shares of common stock held by Matrix Partners VIII, L.P., or Matrix VIII, and 6,666 shares of common stock held by Weston & Co. VIII LLC as nominee for Matrix VIII US Management Co., LLC, or Matrix VIII US MC, which is the beneficial owner of such shares, which we refer to as the “Matrix VIII US MC Shares”. Of the 12,091,554 shares held by Matrix Partners VIII, 1,445,307 shares will be sold in this offering and an additional 304,942 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. Of the 6,666 shares held by Weston & Co. VIII LLC, 3,186 shares will be sold in this offering and an additional 673 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. Matrix VIII US MC is the sole general partner of Matrix VIII, and Mr. Reiss is a managing member of Matrix VIII US MC. Mr. Reiss, by virtue of his management position in Matrix VIII US MC, has sole voting and dispositive power with respect to the Matrix VIII shares and the Matrix VIII US Shares. Mr. Reiss disclaims beneficial ownership of the Matrix VIII shares and the Matrix VIII US MC Shares, except to the extent of his pecuniary interest therein. Weston & Co, VIII, LLC. also directly owns other shares in our company as a nominee for other beneficial owners. The address for each of Mr. Reiss, Matrix Partners VIII, L.P. and Matrix VIII US Management Co., LLC. is 101 Main Street, 17th Floor, Cambridge, Massachusetts 02142.
(2)	Consists of 6,077,341 shares held by Commonwealth Capital Ventures IV L.P. Of the 6,077,341 shares held by Commonwealth Capital Ventures IV L.P., 726,426 shares will be sold in this offering and an additional 153,266 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. The general partner of Commonwealth Capital Ventures IV L.P. is Commonwealth Venture Partners IV L.P. Elliot M. Katzman, Jeffrey M. Hurst, R. Stephen McCormack, Michael T. Fitzgerald and Justin J. Perreault are the general partners of Commonwealth Venture Partners IV L.P. Accordingly, they may be deemed to share beneficial ownership of the shares beneficially owned by Commonwealth Capital Ventures IV L.P., although each of them disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Commonwealth Venture Partners IV L.P. is 400 West Cummings Park, Ste. 1725-134, Woburn, Massachusetts 01801.
(3)	Consists of 2,198,853 shares of common stock held by Summit Partners Venture Capital Fund III-A, L.P., 666,442 shares of common stock held by Summit Partners Venture Capital Fund III-B, L.P., 28,648 shares of common stock held by Summit Investors I, LLC and 2,386 shares of common stock held by Summit Investors I (UK), L.P. Of the 2,198,853 shares held by Summit Partners Venture Capital Fund III-A, L.P., 262,832 shares will be sold in this offering and an additional 55,453 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. Of the 666,442 shares held by Summit Partners Venture Capital Fund III-B, L.P., 79,661 shares will be sold in this offering and an additional 16,807 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. Of the 28,648 shares held by Summit Investors I, LLC, 3,424 shares will be sold in this offering and an additional 723 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. Of the 2,386 shares held by Summit Investors I (UK), L.P., 285 shares will be sold in this offering and an additional 60 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. Summit Partners, L.P. is the managing member of Summit Partners VC III, LLC, which is the general partner of each of Summit Partners Venture Capital Fund III-A, L.P. and Summit Partners Venture Capital Fund III-B, L.P. Summit Master Company, LLC is the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC, and the general partner of Summit Investors I (UK), L.P. Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its investment committee responsible for voting and investment decisions with respect to Acacia. Summit Partners, L.P., through a three-person investment committee responsible for voting and investment decisions with respect to Acacia, currently comprised of Martin J. Mannion, Bruce R. Evans and Peter Y. Chung, has voting and dispositive power over the shares held by each of these entities and therefore may be deemed to beneficially own such shares. In addition, Mr. Chung is a member of Summit Master Company, LLC. Each of the Summit entities mentioned in this footnote disclaims beneficial ownership of the shares described in this footnote, except for those shares held of record by such entity and except to the extent of their pecuniary interest therein. Each of Summit Partners, L.P., Summit Master Company, LLC, the other entities affiliated with Summit Partners, L.P. named herein, Mr. Mannion, Mr. Evans and Mr. Chung also disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of the entities and persons mentioned in this footnote is 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.
(4)	Consists of (i) 690,000 shares of common stock held by Mr. Shanmugaraj; (ii) 55,487 shares of common stock issuable upon vesting of RSUs within 60 days of September 15, 2016, (iii) 200,000 shares of common stock held by The Shanmugaraj Irrevocable Children’s Trust and (iv) 200,000 shares of common stock held by The Malini Shanmugaraj 2016 QTIP Trust. Of the 690,000 shares held by Mr. Shanmugaraj, 93,500 shares will be sold in this offering and an additional 16,500 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. Of the 200,000 shares held by The Malini Shanmugaraj 2016 QTIP Trust, 14,663 shares will be sold in this offering and an additional 2,587 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. The trustees of The Shanmugaraj Irrevocable Children’s Trust are Murugesan Shanmugaraj, Perumal Mohan and Malini Shanmugaraj and they share voting and dispositive power with respect to the shares held by the trust. The trustees of The Malini Shanmugaraj 2016 QTIP Trust are Malini Shanmugaraj and Steve Stelljes and they share voting and dispositive power with respect to the shares held by the trust.

(5)	Consists of (i) 995,335 shares of common stock held by Mr. Mikkelsen and (ii) 50,487 shares of common stock issuable upon vesting of RSUs within 60 days of September 15, 2016. Of the 995,335 shares held by Mr. Mikkelsen, 98,846 shares will be sold in this offering and an additional 17,444 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares.
(6)	Consists of (i) 549,554 shares of common stock held by Givehchi LLC (the “LLC Shares”), (ii) 445,781 shares of common stock held by Mr. Givehchi and (iii) 50,487 shares of common stock issuable upon vesting of RSUs within 60 days of September 15, 2016. Of the 549,554 shares held by Givehchi LLC, 98,846 shares will be sold in this offering and an additional 17,444 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. Kurt Steinkrauss, the sole manager of Givehchi LLC, has sole voting and dispositive power over the LLC Shares.
(7)	Consists of 5,280 shares of common stock issuable upon vesting of RSUs within 60 days of September 15, 2016 which will be issued prior to this offering, of which 2,640 are being sold in this offering. Mr. Swanson does not have a reportable beneficial interest in 130,843 shares of common stock owned by his daughter and included in prior ownership reports. Mr. Swanson does not have a reportable beneficial interest in 216,275 shares of common stock owned by his son and included in prior ownership reports.
(8)	Consists of the shares held by the entities affiliated with Matrix Partners. See footnote 1. Mr. Reiss disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(9)	Consists of 5,280 shares of common stock issuable upon vesting of RSUs within 60 days of September 15, 2016 which will be issued prior to this offering, of which 2,640 are being sold in this offering.
(10)	Includes (i) 16,488,485 shares of common stock, (ii) options to purchase 285,806 shares of common stock that may be exercised within 60 days of September 15, 2016, and (iii) 279,679 shares of common stock issuable upon vesting of RSUs within 60 days of September 15, 2016.
(11)	Consists of (i) 385,802 shares of common stock held by Mr. LoMedico, (ii) options to purchase 37,895 shares of common stock that may be exercised within 60 days of September 15, 2016 and (iii) 32,933 shares of common stock issuable upon vesting of RSUs within 60 days of September 15, 2016. Of the 385,802 shares held by Mr. LoMedico, 42,500 shares will be sold in this offering and an additional 7,500 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares.
(12)	Consists of (i) 16,000 shares of common stock held by Mr. Gavin, (ii) options to purchase 181,833 shares of common stock that may be exercised within 60 days of September 15, 2016 of which 30,000 will be exercised prior to this offering and (iii) 29,238 shares of common stock issuable upon vesting of RSUs within 60 days of September 15, 2016. Of the 46,000 shares held by Mr. Gavin after giving effect to his exercise of options to purchase 30,000 shares prior to this offering, 25,501 shares will be sold in this offering and an additional 4,499 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares.
(13)	Consists of (i) options held by Mr. Shah to purchase 7,514 shares of common stock that may be exercised within 60 days of April 15, 2016, (ii) 32,933 shares of common stock held by Mr. Shah issuable upon vesting of RSUs within 60 days of September 15, 2016, (iii) 212,988 shares of common stock held by Shah LLC and (iv) 212,951 shares of common stock held by Bhupendra Shah 1999 Trust U/A DTD 10/06/1999 (the “Shah Trust”), (v) 1,928 shares of common stock held by Ravi Shah and (vi) 1,928 shares of common stock held by Roshan Shah. Of the 212,951 shares held by the Shah Trust, 47,917 shares will be sold in this offering and an additional 8,456 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. The manager of Shah LLC is Ramika Shah, Mr. Shah’s spouse, and she holds voting and dispositive power with respect to the shares held by Shah LLC. The trustee of the Shah Trust is Steven M. Burke, and he holds voting and dispositive power with respect to the shares held by the Shah Trust. Ravi Shah and Roshan Shah are immediate family members of Mr. Shah.
(14)	Consists of (i) 863,800 shares of common stock held by Mr. Rasmussen, (ii) options to purchase 96,459 shares of common stock that may be exercised within 60 days of September 15, 2016 and (iii) 50,487 shares of common stock issuable upon vesting of RSUs within 60 days of September 15, 2016. Of the 863,800 shares held by Mr. Rasmussen, 98,846 shares will be sold in this offering and an additional 17,444 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares.
(15)	Consists of 856,112 shares of common stock held by OFS Fitel, LLC (the “OFS Shares”). Of the 856,112 shares held by OFS Fitel, LLC, 102,331 shares will be sold in this offering and an additional 21,591 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. Each of Timothy F. Murray, the Chief Executive Officer, President and Chairman of OFS Fitel, LLC, and Ashish Ghandi, the Senior Vice President, Chief Financial Officer and Treasurer of OFS Fitel, LLC, has voting and dispositive power over the OFS Shares. The address for OFS Fitel, LLC is 2000 Northeast Expressway, Norcross, GA 30071.
(16)	Consists of 1,174,160 shares of common stock held by Egan Managed Capital III, L.P. (the “Egan Shares”). Of the 1,174,160 shares held by Egan Managed Capital III, L.P., 140,347 shares will be sold in this offering and an additional 29,611 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares. Each of Michael H. Shanahan, Managing Partner, and John R. Egan, Managing Partner, have voting and dispositive power over the Egan Shares. The address for Egan Managed Capital III, L.P. is 2 Arthur Avenue, Marblehead, MA 01945.

(17)	Consists of 26,660 shares of common stock held by Weston & Co. VIII, LLC. The address for Weston & Co. VIII, LLC is 101 Main Street, 17th Floor, Cambridge, Massachusetts 02142. Of the 26,660 shares held by Weston & Co VIII, LLC, 3,186 shares will be sold in this offering and an additional 673 shares will be sold in this offering in the event the underwriters exercise their option to purchase additional shares.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and amended and restated bylaws.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

As of September 15, 2016, options to purchase 2,734,453 shares of our common stock were outstanding under our equity incentive plans at a weighted-average exercise price of $6.10 per share, of which 1,176,268 were vested and exercisable as of that date.

RSUs

As of September 15, 2016, 2,493,840 shares of our common stock were issuable upon the vesting of RSUs outstanding under our equity incentive plans.

Warrants

As of September 15, 2016, we had outstanding warrants to purchase 245,000 shares of our common stock at a weighted-average exercise price of $1.61 per share.

Registration Rights

Demand Registration Rights

Pursuant to our amended and restated investors’ rights agreement, until December 12, 2016, the holders of at least 30% of the shares having rights under this agreement, which we refer to as registrable securities, can demand that we file up to two registration statements on Form S-1 registering all or a portion of their registrable securities, provided that the aggregate offering price is expected to be at least $7.5 million. As of September 15, 2016, the holders of 24,082,395 shares of our common stock, including shares issuable upon the conversion of our preferred stock, have demand registration rights. Under specified circumstances, we also have the right to defer filing of a requested registration statement for a period of not more than 60 days, which right may not be exercised more than once during any 12-month period. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, the holders of at least 10% of our registrable securities have the right to demand that we file additional registration statements, including a shelf registration statement, for such holders on Form S-3, if the aggregate anticipated offering price is at least $5.0 million. These holders can demand up to two such registrations in any 12-month period.

Piggyback Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit or similar plans, a registration on any form which does not include substantially the same information as would be required to be included in this registration statement, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities which are also being registered, the holders of registrable securities are entitled to receive notice of the registration and to include their registrable securities in such registration. As of September 15, 2016, the holders of 24,082,395 shares of our common stock will be entitled to notice of this registration and will be entitled to include their registrable securities in this registration statement, but we anticipate that such right will be waived prior to consummation of this offering. In addition, under the terms of the warrants that we issued to Massachusetts Development Communications, Inc. and Silicon Valley Bank, these warrant holders have the right to request that any shares issued upon exercise of their warrants be covered by any registration statement that we are otherwise filing to the extent that we are also registering shares held by any parties to the investors’ rights agreement. The underwriters of any underwritten offering will have the right to limit the number of the number of registrable securities that may be included in the registration statement.

Expenses of Registration

We are required to pay all expenses relating to any demand, Form S-3 or piggyback registration, other than underwriting discounts and commissions, subject to certain limited exceptions. We will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares requested to be included in such a registration statement, subject to limited exceptions.

Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board; Removal of Directors

Our restated certificate of incorporation and our amended and restated bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Supermajority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend, repeal, or adopt any provisions inconsistent with, any of the provisions of our restated certificate of incorporation described in the prior two paragraphs.

Stockholder Action; Special Meeting of Stockholders

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Our certificate of incorporation and our amended and restated bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq Listing Rules.

These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Choice of Forum

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Global Select Market

Our common stock is listed on the Nasdaq Global Select Market under the symbol “ACIA.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 37,049,477 shares of common stock, assuming the issuance of 1,210,312 shares of common stock offered by us in this offering and no exercise of outstanding options or warrants or distribution of vested RSUs. Of these shares, all shares sold in our May 2016 initial public offering and in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 31,268,991 shares of common stock are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. All of these remaining shares are subject to lock-up agreements entered into in connection with our initial public offering. These lock-up agreements were originally set to expire on November 8, 2016. However, the underwriters from our initial public offering have consented to partially release the lock-up restrictions with respect to the selling stockholders to permit them to sell up to 3,964,698 shares (including the underwriters’ option to purchase additional shares) in this offering, including 2,321,881 shares beneficially owned by our directors and executive officers or entities with which they are affiliated. In addition, the underwriters from our initial public offering have consented to release the lock-up restrictions with respect to approximately 150,475 shares held by certain of our executive officers to enable such officers to surrender such shares to us to satisfy tax withholding obligations related to the settlement of RSUs, assuming a fair market value per share on the date of settlement of $99.50, which was the last reported sale price of our common stock on October 3, 2016. Further, the underwriters from our initial public offering have consented to partially release the lock-up restrictions with respect to approximately 435,000 shares held by our employees who are not executive officers, which represents approximately 10% of the shares held by such employees, effective as of the day immediately succeeding the closing of this offering, and such shares will be eligible for sale in the public market following such time subject to our insider trading policies and procedures and any other applicable limitations. See “Management—Executive Officers, Directors and Significant Employees” for additional information.

In addition, of the 2,734,453 shares of our common stock that were subject to stock options outstanding as of September 15, 2016, options to purchase 1,176,268 shares of common stock were vested as of September 15, 2016. Of the 2,493,840 shares of our common stock that were subject to RSUs outstanding as of September 15, 2016, 384,223 shares were vested as of September 15, 2016, although not distributed. Upon exercise of the options or distribution of the RSUs, these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We, the selling stockholders, and each of our directors and executive officers and entities with which they are affiliated, collectively holding 29,327,377 shares as of the date of this prospectus, have agreed that, without the prior written consent of Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC, we and they will not, subject to limited exceptions, during the period ending 90 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, any options or warrants to purchase any shares of our common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock; or

•	engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of shares of our common stock.

These agreements are subject to certain exceptions, as described in the section of this prospectus entitled “Underwriting.”

In connection with our initial public offering, we, all of our directors and executive officers, and the holders of substantially all of our outstanding equity securities agreed, subject to certain exceptions, not to offer, sell, or agree to sell, directly or indirectly, any shares of our common stock for a period of 180 days from the date of our initial public offering. In connection with this offering, the underwriters from our initial public offering have granted partial releases of these lock-up agreements. See “Description of Capital Stock—Shares Eligible for Future Sale” and “Management—Executive Officers, Directors and Significant Employees” for more information.

Upon the expiration of the applicable lock-up periods and any additional contractual lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq Global Select Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchase shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We filed a registration statement on Form S-8 under the Securities Act to register all shares of common stock issued or issuable under our 2009 Stock Plan, 2016 Equity Incentive Plan and 2016 ESPP, which permits the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of 24,082,395 shares of common stock, including shares of common stock that may be issued upon the exercise of our outstanding preferred stock warrants, or their respective transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold their common stock through partnerships or such other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	financial institutions;

•	brokers or dealers in securities;

•	tax-exempt organizations;

•	pension plans;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;

•	insurance companies;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	non-U.S. governments; and

•	certain U.S. expatriates.

THIS DISCUSSION IS FOR INFORMATION ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

Distributions

As discussed under “Dividend Policy” above, we do not expect to make cash dividends to holders of our common stock in the foreseeable future. If we make distributions in respect of our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, subject to the tax treatment described in this section. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to the holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussion below under the heading “FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed in the hands of the non-U.S. holder at the same graduated U.S. federal income tax rates as would apply if such holder were a U.S. person (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the heading “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such non-U.S. holder’s sale, exchange or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) may also apply;

•	the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder recognized in the taxable year of the disposition, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are a U.S. real property holding corporation and either our common stock is not regularly traded on an established securities market or a non-U.S. holder holds more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such non-U.S. holder’s gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under “Distributions,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, or (iii) the foreign entity is otherwise exempt under FATCA.

Withholding under FATCA generally (1) applies to payments of dividends on our common stock, and (2) will apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of material U.S. federal tax considerations is for information only. It is not legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
Needham & Company, LLC
Cowen and Company, LLC
William Blair & Company, L.L.C.
Northland Securities, Inc.(1)
Total	4,500,000

(1)	Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC.

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 675,000 shares from certain selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 675,000 additional shares.

Paid by Acacia Communications

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers and directors, and certain other holders of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

The restrictions in the immediately preceding paragraph do not apply to such executive officers, directors, stockholders or selling stockholders with respect to:

•	the sale of the shares to the underwriters;

•	transfers (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the security holder or the immediate family of the security holder, or to any entities, the owners of which are the security holder and/or immediate family members of the security holder and which was established for bona fide estate planning purposes, (iii) by will or intestacy, and (vi) by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; provided that in each case, each donee, transferee or distributee shall sign and deliver a lock-up agreement, any such transfer or distribution shall not involve a disposition for value and no filings under Section 16(a) of the Exchange Act are required or voluntarily made in connection therewith;

•	transfers of shares acquired on the open market following the offering; provided that no filings under Section 16(a) of the Exchange Act are required or voluntarily made in connection therewith;

•	transfers to us in connection with the “net” or “cashless” exercise of stock options or warrants, to the extent that such stock options or warrants expire during the restricted period described above, or upon the vesting or settlement of restricted stock units, in each case, solely to satisfy the payment of withholding taxes due as a result of such exercise, vesting or settlement, and pursuant to an employee benefit plan described in this prospectus in accordance with the terms of such plan;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (1) such plan does not provide for the transfer of common stock during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the security holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; and

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction involving a change of control that is approved by our board of directors. For purposes of this exception, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to the offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of our outstanding voting securities (or the surviving entity).

In addition, the restrictions described above do not apply to us with respect to:

•	the shares of common stock to be sold by us and the selling stockholders in this offering;

•	the issuance by us of shares of common stock upon the exercise of an option, the settlement of a restricted stock unit or the conversion or exchange of a security outstanding on the date hereof;

•	the issuance by us of shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, in each case pursuant to our stock plans disclosed in this prospectus;

•	the entry into an agreement providing for the issuance by us of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with the acquisition by us or any of our subsidiaries of the securities, business, property or other assets of another person or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement;

•	the entry into any agreement providing for the issuance of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with a joint venture, commercial relationship or other strategic transaction, and the issuance of any such securities pursuant to any such agreement; provided that in the case of this exception and the one described immediately above, the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue shall not exceed five percent (5%) of the total number of shares of common stock issued and outstanding immediately following the offering.

In addition to the lock-up agreements described above, we and all of our directors and officers and the holders of substantially all of our outstanding stock options are subject to similar lock-up agreements entered into in connection with our initial public offering. The lock-up period in those agreements expires on November 8, 2016, subject to certain releases from the lock-up restrictions granted by the underwriters from our initial public offering. See “Shares Eligible for Future Sale” and “Management—Executive Officers, Directors and Significant Employees” for a discussion of certain transfer restrictions and related information.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “ACIA.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.1 million, which includes no more than $25,000 that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering. The underwriters have agreed to reimburse us for certain of our out-of-pocket expenses incurred in connection with this offering.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of shares to the public may not be made in that Relevant Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document, nor any other offering or marketing material relating to the offering nor the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Center

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the exempt investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by exempt investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus / offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, is based on information from independent industry analysts and third-party sources, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions, which we believe to be reasonable, made by us based on such data, as well as our knowledge of our industry, subscribers and products. This information involves a number of assumptions and limitations, and we caution you not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP. Goodwin Procter LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2014 and 2015 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We are required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

ACACIA COMMUNICATIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2015 and 2014	F-3
Consolidated Statements of Operations for the years ended December 31, 2015 and 2014	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the years ended December 31, 2015 and 2014	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014	F-6
Notes to Consolidated Financial Statements	F-7

Interim Condensed Consolidated Financial Statements (Unaudited):

Condensed Consolidated Balance Sheets as of June 30, 2016 and December 31, 2015	F-33
Condensed Consolidated Income Statements for the Three and Six Months Ended June 30, 2016 and 2015	F-34
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the Six Months Ended June 30, 2016 and 2015	F-35
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2016 and 2015	F-36
Notes to Unaudited Condensed Consolidated Financial Statements	F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Acacia Communications, Inc.

Maynard, Massachusetts

We have audited the accompanying consolidated balance sheets of Acacia Communications, Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ (deficit) equity, and cash flows for the years ended December 31, 2014 and 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acacia Communications, Inc. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for the years ended December 31, 2014 and 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 19, 2016

ACACIA COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,
	2015	2014

ASSETS
Current assets:
Cash and cash equivalents	$27,610	$21,128
Accounts receivable	41,260	18,055
Inventory	27,920	14,999
Prepaid expenses and other current assets	3,179	2,535
Deferred product costs	3,476	896

Total current assets	103,445	57,613
Property and equipment, net	15,925	7,946
Deferred tax assets	11,189	—
Other assets	185	101

Total assets	$130,744	$65,660

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$709
Accounts payable	25,015	12,705
Accrued liabilities	15,521	8,800
Deferred revenue	7,762	3,689

Total current liabilities	48,298	25,903
Long-term debt, net of current portion and discount	—	1,406
Redeemable convertible preferred stock warrant liability	3,254	1,100
Other long-term liabilities	396	—

Total liabilities	51,948	28,409

Commitments and contingencies (Note 13)
Redeemable convertible preferred stock (Note 9):
Redeemable convertible preferred stock, $0.0001 par value; 24,508 shares authorized; 24,177 shares issued and outstanding at December 31, 2015 and 2014; liquidation preference of $53,426 at December 31, 2015 and 2014	70,780	66,427

Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 36,330 and 35,000 shares authorized; 6,669 and 6,138 shares issued and outstanding at December 31, 2015 and 2014, respectively	1	1
Additional paid-in capital	—	—
Retained earnings (accumulated deficit)	8,015	(29,177)

Total stockholders’ equity (deficit)	8,016	(29,176)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$130,744	$65,660

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2015	2014
Revenue	$239,056	$146,234
Cost of revenue	145,350	93,558

Gross profit	93,706	52,676

Operating expenses:
Research and development	38,645	28,471
Sales, general and administrative	13,124	6,615
Loss on disposal of property and equipment	—	108

Total operating expenses	51,769	35,194

Income from operations	41,937	17,482
Other (expense) income:
Interest expense, net	(135)	(390)
Change in fair value of preferred stock warrant liability	(2,154)	(483)
Other income (expense)	157	(156)

Total other expense, net	(2,132)	(1,029)

Income before income taxes	39,805	16,453
(Benefit) provision for income taxes	(715)	2,933

Net income	40,520	13,520
Accretion of redeemable convertible preferred stock	(4,353)	(4,373)
Undistributed earnings attributable to participating securities	(28,570)	(7,419)

Net income attributable to common stockholders—basic and diluted	$7,597	$1,728

Net income per share attributable to common stockholders:
Basic	$1.18	$0.31

Diluted	$0.91	$0.23

Weighted-average shares used to compute net income per share attributable to common stockholders:
Basic	6,429	5,629

Diluted	8,311	7,447

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings
	Shares	Amount	Shares	Amount			Total
Balance at January 1, 2014	24,177	62,054	4,959	$1	$—	$(38,801)	$(38,800)
Accretion of preferred stock issuance costs		98			(98)		(98)
Accretion to redemption value		4,275			(379)	(3,896)	(4,275)
Vesting of restricted common stock			910				—
Exercise of common stock options			269	—	70		70
Stock-based compensation expense					407		407
Net income						13,520	13,520

Balance at December 31, 2014	24,177	66,427	6,138	1	—	(29,177)	(29,176)
Accretion of preferred stock issuance costs		80			(80)		(80)
Accretion to redemption value		4,273			(945)	(3,328)	(4,273)
Vesting of restricted common stock			130				—
Exercise of common stock options			401	—	200		200
Stock-based compensation expense					825		825
Net income						40,520	40,520

Balance at December 31, 2015	24,177	$70,780	6,669	$1	$—	$8,015	$8,016

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$40,520	$13,520
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,576	2,662
Loss on disposal of property and equipment	—	108
Stock-based compensation	825	407
Deferred income taxes	(11,189)	—
Non-cash interest	80	47
Change in fair value of preferred stock warrant liability	2,154	483
Changes in operating assets and liabilities:
Accounts receivable	(23,205)	(5,956)
Inventory	(12,921)	1,146
Prepaid expenses and other current assets	1,144	(2,087)
Deferred product costs	(2,580)	(222)
Other assets	(78)	21
Accounts payable	11,942	1,734
Accrued liabilities	6,713	188
Deferred revenue	4,073	1,346
Other long-term liabilities	396	—

Net cash provided by operating activities	22,450	13,397

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(12,110)	(6,466)
Deposits	(6)	(12)

Net cash used in investing activities	(12,116)	(6,478)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt	(2,155)	(786)
Repayment of working capital line of credit	—	(5,269)
Payment of capital lease obligation	(63)	—
Deferred financing costs	(4)	(35)
Payment of IPO costs	(1,825)	—
Proceeds from the exercise of common stock options	200	70

Net cash used in financing activities	(3,847)	(6,020)

Effect of exchange rates on cash	(5)	(6)
Net increase in cash and cash equivalents	6,482	893
Cash and cash equivalents—Beginning of period	21,128	20,235

Cash and cash equivalents—End of period	$27,610	$21,128

Supplemental cash flow disclosures:
Cash paid for income taxes	$7,311	$4,702
Cash paid for interest	$54	$375
Supplemental disclosure of non-cash investing and financing activities:
Capital expenditures incurred but not yet paid	$844	$495
IPO costs incurred but not yet paid	$215	$—
Property and equipment acquired under capital lease	$96	$—
Accretion of redemption value on redeemable convertible preferred stock	$4,273	$4,275
Accretion of redeemable convertible preferred stock issuance costs	$80	$98

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF THE BUSINESS AND OPERATIONS

Nature of the Business

Acacia Communications, Inc., was incorporated on June 2, 2009, as a Delaware corporation. Acacia Communications, Inc. and its wholly owned Subsidiaries (the “Subsidiaries”) are collectively referred to as the “Company.” The Company is a leading provider of high-speed coherent interconnect products that are designed to improve the capacity, performance, intelligence and cost of communications networks relied upon by cloud infrastructure operators and content and communications service providers. The Company’s products include a series of low-power coherent digital signal processors and silicon photonic integrated circuits integrated into families of optical interconnect modules with transmission speeds ranging from 40 to 400 gigabits per second for use in long-haul, metro and inter-data center markets.

Operations

The Company is subject to a number of risks common to emerging, technology-based companies, including a history of operating losses, dependence on a limited number of customers, the successful development and release of new products, dependence on a limited number of suppliers, dependence on key individuals, rapid technological changes, competition from substitute products and larger companies, and the need for additional financing to fund future operations. The Company has funded its operations to date primarily through the sale of redeemable convertible preferred stock, short- and long-term borrowings, and the sale of its products. Management believes that existing cash as of December 31, 2015, along with cash generated from the sale of its products and cash available to the Company under its existing working capital line of credit, will be sufficient to fund operating and capital expenditure requirements through at least 2016.

2. BASIS OF PRESENTATION

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America (“GAAP”) and include the accounts of Acacia Communications, Inc., and the Subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

During the years ended December 31, 2015 and 2014, comprehensive income equaled net income.

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company derives its revenue from the sale of its products. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability of the related receivable is reasonably assured. The Company considers delivery of its products to have occurred once title and risk of loss has been transferred. The Company’s products consist of hardware and software that function together to deliver the products’ essential functionality. The Company does not sell its software on a standalone basis.

At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with sales, recorded as a component of cost of revenue. The Company’s customers generally do not have return rights.

A limited number of revenue arrangements with our customers include more than one element and require the application ASC 605-25, Revenue Recognition—Multiple Element Arrangements. Arrangement consideration is allocated to each element with standalone value based on the relative selling prices of all of the elements in the arrangement using the fair value hierarchy. We determine the relative selling price of elements based on prices charged for standalone products, when sufficiently concentrated, and third-party evidence of similar elements, or, in the absence of these sources of evidence, based on management’s best estimate of selling price. Revenue recognized from multiple- element arrangements accounted for less than 2% of our total revenue during the years ended December 31, 2015 and 2014.

Deferred Revenue

Deferred revenue represents either advance payments or billings for which the aforementioned revenue recognition criteria have not been met.

Cost of Revenue

The Company records all costs associated with its product sales in cost of revenue. These costs include the cost of materials, contract manufacturing fees, shipping costs, and quality assurance. Cost of revenue also includes indirect costs such as warranty, excess and obsolete inventory charges, general overhead costs, depreciation, and royalty fees paid to third parties.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with an original maturity of three months or less. Cash equivalents consist of bank deposit accounts and money market funds as of December 31, 2015 and 2014.

Concentrations of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions that management believes to be of high credit quality. The majority of the Company’s cash deposits on hand are at one financial institution and deposits often exceed federally insured limits. To minimize credit risk related to accounts receivable, ongoing credit

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

evaluations of customers’ financial condition are performed and the Company maintains allowances for potential credit losses. The Company has determined that no allowance is needed as of December 31, 2015 and 2014, as all amounts are expected to be collected.

Inventory

Inventory, which consists of raw materials, work-in-process, and finished goods, is stated at the lower of cost or market, as determined on a specific cost basis and using the first-in, first-out convention. The Company reduces the carrying value of inventory for those items that are potentially excess, obsolete, or slow moving based on changes in customer demand, technology developments, or other economic factors.

Initial Public Offering Costs

The Company defers direct incremental costs attributable with the IPO of its common stock. These costs represent legal, accounting and other direct costs related to the Company’s efforts to raise capital through a public sale of its common stock. Future costs will be deferred until the completion of the IPO, at which time they will be reclassified to additional paid-in capital as a reduction of the IPO proceeds. As of December 31, 2015, the Company has recorded $2.0 million of IPO costs as a component of prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Deferred Product Costs

Deferred product costs represent products that have been delivered, for which the revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria. The Company defers the product costs of the delivered items until recognition of the related revenue occurs.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The estimated useful lives of the Company’s property and equipment are as follows:

Engineering lab equipment	3 years
Computer software	1-3 years
Computer equipment	3 years
Furniture and fixtures	3-7 years
Leasehold improvements	Lesser of lease term or life of asset

When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are derecognized from the accounts and the resulting gain or loss is reflected in the accompanying consolidated statements of operations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment is calculated as the difference between the carrying value and the fair value. No impairments have been recognized for the years ended December 31, 2015 and 2014.

Warranties

The Company’s standard warranty obligation to its customers provides for repair or replacement of a defective product at the Company’s discretion for a period of time following purchase, generally between 12 and 24 months. Factors that affect the warranty obligation include product failure rates, material usage, and service delivery costs incurred in correcting product failures. The estimated cost associated with fulfilling the Company’s warranty obligation to customers is recorded in cost of revenue. Changes in the Company’s product warranty liability, which is included as a component of accrued liabilities on the consolidated balance sheets, are as follows (in thousands):

	December 31,
	2015	2014
Warranty reserve, beginning of period	$508	$161
Provisions made to warranty reserve during the period	637	550
Charges against warranty reserve during the period	(382)	(203)

Warranty reserve, end of period	$763	$508

Advertising Costs

The Company expenses advertising costs as incurred. During the years ended December 31, 2015 and 2014, the Company did not incur any advertising expenses.

Research and Development Costs

The Company expenses all research and development costs as incurred. Research and development costs consist primarily of salary and benefit expenses, including stock-based compensation, for employees and costs for contractors engaged in research, design, and development activities incurred directly and with support from external vendors, such as outsourced development costs, as well as support costs for prototypes, depreciation, purchased intellectual property, facilities, and travel.

Stock-Based Compensation

The Company accounts for share-based payment awards granted to employees at fair value, which is measured using an estimate of the fair value of the common stock for restricted stock awards and RSUs, as well as other input assumptions in the Black-Scholes option-pricing model for stock option awards. The measurement date for employee awards is the date of grant. Stock-based compensation costs are recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period for all time-vested awards.

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the classification of stock-based compensation in the consolidated statements of operations for the years ended December 31, 2015 and 2014 (in thousands).

	Year Ended December 31,
	2015	2014
Cost of revenue	$75	$17
Research and development	561	258
Sales, general and administrative	189	132

Total stock-based compensation	$825	$407

Redeemable Convertible Preferred Stock Warrant Liability

The Company’s redeemable convertible preferred stock warrants require liability classification and accounting as the underlying preferred stock is considered redeemable as discussed in Note 9. At initial recognition, the warrants are recorded at their estimated fair value. The warrants are subject to remeasurement at each balance sheet date, with changes in fair value recognized as a component of total other (expense) income, net.

Foreign Currency Transactions

The functional currency of the Company’s Subsidiaries is the U.S. dollar. All assets and liabilities denominated in a foreign currency are remeasured into U.S. dollars at the exchange rate on the consolidated balance sheet date. When transactions are required to be paid in the local currency of any Subsidiary, any resulting foreign currency transaction gain or loss is recorded as a component of other (expense) income in the accompanying consolidated statements of operations. To date, foreign currency transaction gain or loss associated with the Company’s Subsidiaries has not been significant. The majority of the Company’s foreign exchange gain or loss is derived from certain outsourced development contracts that are denominated in Euros. During the year ended December 31, 2014, the Company recorded foreign currency transaction losses of $156,000. During the year ended December 31, 2015, the Company recorded foreign currency transaction gains of $157,000.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.

The Company accrues liabilities for potential payments of tax to various tax authorities related to uncertain tax positions. Liabilities are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential uncertainties present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of the provision for income taxes. As of December 31, 2014, there were no uncertain tax positions for which liabilities would be required. As of December 31, 2015, the Company identified $940,000 of uncertain tax benefits for which liabilities have been recorded.

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Operating Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Company’s chief executive officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Revenue by geographic region, based on ship-to destinations, was as follows (in thousands):

	Year Ended December 31,
	2015	2014
United States	$42,263	$30,444
China	86,048	53,340
Germany	77,850	38,095
Other	32,895	24,355

Total revenue	$239,056	$146,234

Total long-lived assets by geographic region (in thousands):

	December 31,
	2015	2014
United States	$10,896	$7,205
Canada	3,227	612
Thailand	1,715	—
Other	87	129

Total long-lived assets	$15,925	$7,946

Net Income per Share Attributable to Common Stockholders

Basic and diluted net income per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its redeemable convertible preferred stock to be participating securities. In the event a cash dividend is paid on common stock, the holders of redeemable convertible preferred stock are also entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the redeemable convertible preferred stock do not have a contractual obligation to share in losses. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income per share attributable to common stockholders.

During the periods when the Company is in a net loss position, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders as the inclusion of all potential shares of common stock outstanding would be antidilutive.

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In November 2015, the FASB issued ASU 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent within the balance sheet in order to reduce complexity in accounting standards, as previous classification requirements did not generally align with when the deferred tax amounts were recovered. This update, required to be adopted for all annual periods and interim reporting periods beginning after December 15, 2016, was early adopted by the Company for the year ending December 31, 2015. The Company’s deferred tax assets have been classified as noncurrent within the balance sheet. Prior periods have not been retrospectively adjusted as the Company had applied a full valuation allowance.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, or ASU 2015-11. ASU 2015-11 applies to all inventory, except for inventory measured using the last-in, first-out method or the retail inventory method. The guidance allows an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, and may be applied prospectively with earlier adoption permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.

In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite ServicePeriod, or ASU 2014-12. ASU 2014-12 provides amendments to ASC No. 718, Compensation—Stock Compensation, which clarifies the guidance for whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in ASU 2014-12 are effective either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter, during interim and annual periods beginning after December 15, 2015, with early adoption permitted. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.

In May 2014, FASB issued ASU 2014-09 (ASC 606), Revenue from Contracts with Customers, or ASU 2014-09, which affects any entity that either enters into contracts with customers to transfer goods and services or enters into contracts for the transfer of nonfinancial assets. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under the currently effective guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation. ASU 2014-09 was initially to be effective for annual periods beginning after December 15, 2016, including interim periods within that period. In August 2015, the FASB issued ASU 2015-14,

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue from Contracts with Customers, which delays the effective date of ASU 2014-09 by one year and allows for early adoption as of the original effective date. The Company is currently evaluating the impact of this guidance on its consolidated financial statements. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, or ASU 2016-08, which clarifies certain principal versus agent considerations. This clarification is not expected to have an impact on the Company’s financial position or results of operations due to the nature of the Company’s revenue arrangements.

4. INVENTORY

Inventory consisted of the following (in thousands):

	December 31,
	2015	2014
Raw materials	$16,023	$7,334
Work-in-process	2,155	1,209
Finished goods	9,742	6,456

Inventory	$27,920	$14,999

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	December 31,
	2015	2014
Engineering laboratory equipment	$17,757	$7,948
Computer software	2,398	1,924
Computer equipment	1,640	1,094
Furniture and fixtures	370	358
Leasehold improvements	1,017	819
Equipment under capital lease	96	—
Construction in progress	3,952	2,532

Total property and equipment	27,230	14,675
Less: Accumulated depreciation	(11,305)	(6,729)

Property and equipment, net	$15,925	$7,946

Depreciation expense was $4.6 million and $2.7 million for the years ended December 31, 2015 and 2014, respectively.

There were no losses on the disposal of property and equipment during the year ended December 31, 2015. During the year ended December 31, 2014, the Company recorded losses on the disposal of property and equipment of $108,000 as the underlying equipment was no longer in use.

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2015	2014
Employee-related liabilities	$3,822	$2,060
Outsourced foundry services	4,113	3,942
Goods and services received not invoiced	1,974	728
Accrued income taxes	1,019	129
Other accrued liabilities	4,593	1,941

Total accrued liabilities	$15,521	$8,800

7. FAIR VALUE MEASUREMENT

The Company measures certain financial assets and liabilities at fair value. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. The Company’s cash equivalents consist of money market funds, which are classified within Level 2 of the fair value hierarchy because they are valued using quoted market prices of similar assets in active markets. In determining the fair value estimates, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. When available, the Company uses quoted market prices to measure fair value. The valuation technique used to measure fair value for the Company’s Level 2 assets is a market approach, using prices and other relevant information generated by market transactions involving identical or comparable assets.

The estimated fair value of the redeemable convertible preferred stock warrants was determined using the Black-Scholes option-pricing model (see Note 9).

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of these assets and liabilities measured on a recurring basis was determined using the following inputs as of December 31, 2015 and 2014 (in thousands).

	December 31, 2015
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Cash equivalents—money market fund	$—	$21,524	$—	$21,524

Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$3,254	$3,254

	December 31, 2014
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Cash equivalents—money market fund	$—	$16,914	$—	$16,914

Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$1,100	$1,100

For certain other financial instruments, including accounts receivable, accounts payable, and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these balances.

8. DEBT

Working Capital Line of Credit

During July 2013, the Company amended a loan and security agreement that provides for a working capital line of credit (the “Working Capital Line of Credit”). The Working Capital Line of Credit is collateralized by substantially all assets of the Company, excluding property and equipment. Certain covenants under the Working Capital Line of Credit restrict the Company’s ability to pay dividends or make other distributions with respect to the Company’s capital stock, other than dividends payable in shares of common stock. In January 2016, the Company amended the Working Capital Line of Credit to extend the term of the agreement to June 2016.

The Working Capital Line of Credit agreement initially provided for maximum borrowings of $8.0 million to be used to finance working capital, subject to a financial covenant of trailing three month Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of $1.0 million. In July 2014, the Working Capital Line of Credit was amended to increase the maximum borrowing amount to $15.0 million. In addition, the July 2014 amendment added an adjusted quick ratio financial covenant. Beginning with the month ended June 30, 2014, and each month-end thereafter, the Company is

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

required to maintain an adjusted quick ratio of 1.25 to 1.00. Payments are due in monthly interest-only installments at a rate of Silicon Valley Bank (“SVB”) Prime plus 0.5%, with the outstanding principal balance due at the maturity date.

The Company repaid the outstanding balance on the Working Capital Line of Credit in October 2014 and there was no amount due under the Working Capital Line of Credit as of December 31, 2015 or 2014.

In connection with the Working Capital Line of Credit, the Company issued two warrants. The first warrant was issued to purchase 135,000 shares of Series B redeemable convertible preferred stock at an exercise price of $1.4307 per share, which expires in April 2021 (the “Working Capital Line of Credit Series B Warrant”). The second warrant was issued to purchase 35,000 shares of Series C redeemable convertible preferred stock at an exercise price of $2.66874 per share, which expires in August 2022 (the “Working Capital Line of Credit Series C Warrant”). At the date of issuance, the fair value of the Working Capital Line of Credit Series B Warrant and the Working Capital Line of Credit Series C Warrant was recorded as a debt discount and a preferred stock warrant liability. The debt discount was fully amortized as of December 31, 2013.

Development Loan

During February 2011, the Company entered into a term loan facility with a finance agency for specific equipment and fixtures (the “Development Loan”). The Development Loan provides for maximum aggregate borrowings of up to $3.0 million, collateralized by certain property and equipment. Borrowings under this agreement bear interest at a rate of 6.25% per annum and interest-only payments were due through October 2013, at which time equal monthly principal and interest payments on the outstanding balance commenced and will continue through the maturity date in February 2018. As of December 31, 2014, the outstanding principal balance under this note, net of unamortized debt discounts, amounted to $2.1 million. As of December 31, 2014, the carrying value of the Development Loan approximated its fair value, based on Level 2 inputs (observable market prices in less than active markets), as the interest rate associated with the Development Loan was similar to current rates at which the Company could borrow funds. During the year ended December 31, 2015, the Company repaid the remaining outstanding balance of the Development Loan.

In connection with the Development Loan, the Company issued a warrant to purchase 75,000 shares of the Company’s Series B redeemable convertible preferred stock at an exercise price of $1.4307 per share, which expires in February 2021 (the “Development Loan Warrant”). At the date of issuance, the fair value of this warrant was recorded as a debt discount and a preferred stock warrant liability. During the years ended December 31, 2015 and 2014, the Company recorded amortization of the discount of $40,000 and $13,000, respectively, as a component of interest expense, net in the accompanying consolidated statements of operations.

9. REDEEMABLE CONVERTIBLE PREFERRED STOCK

Redeemable Convertible Preferred Stock

The Company has authorized and issued Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, and Series D redeemable convertible preferred stock (collectively, the “Preferred Stock”), which are classified in temporary equity in the accompanying consolidated balance sheets.

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table contains the carrying value of each class of Preferred Stock as of December 31, 2015 and 2014, as well as their respective liquidation value (in thousands):

	December 31,
	2015	2014
Series A redeemable convertible preferred stock, $0.0001 par value; 6,009 shares authorized; 6,009 shares issued and outstanding at December 31, 2015 and 2014; liquidation preference of $6,009 at December 31, 2015 and 2014	$8,900	$8,409
Series B redeemable convertible preferred stock, $0.0001 par value; 10,764 shares authorized; 10,554 shares issued and outstanding at December 31, 2015 and 2014; liquidation preference of $15,100 at December 31, 2015 and 2014	21,741	20,524
Series C redeemable convertible preferred stock, $0.0001 par value; 3,901 shares authorized; 3,866 shares issued and outstanding at December 31, 2015 and 2014; liquidation preference of $10,317 at December 31, 2015 and 2014	13,462	12,627
Series D redeemable convertible preferred stock, $0.0001 par value; 3,834 shares authorized; 3,748 shares issued and outstanding at December 31, 2015 and 2014; liquidation preference of $22,000 at December 31, 2015 and 2014	26,677	24,867

Total	$70,780	$66,427

The changes in the carrying value of the Preferred Stock are a result of the accretion to redemption value.

The rights and privileges of the Preferred Stock are described below:

Conversion

Each share of Preferred Stock may be converted at any time, at the option of the holder, into shares of common stock, subject to the applicable conversion rate as determined by dividing the original issue price by the conversion price. The current conversion price (as may be adjusted for certain dilutive events) is $1.00 for Series A Preferred Stock, $1.4307 for Series B Preferred Stock, $2.66874 for Series C Preferred Stock, and $5.8695 for Series D Preferred Stock. Conversion is mandatory at the earlier of the closing of an initial public offering of the Company’s common stock at a per share price of at least $14.67 and net proceeds to the Company of at least $20.0 million or at the election of the holders of at least 75% of the then outstanding shares of Preferred Stock and the holders of at least a majority of the then outstanding shares of Series D Preferred Stock (collectively, the “Requisite Preferred Holders”).

Voting Rights

The preferred stockholders are entitled to vote on all matters and shall have the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock held by such holder are then convertible as of the record date at each meeting of stockholders of the corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration.

Dividends

Dividends are payable only when and if declared by the Company’s board of directors (the “Board of Directors”). The Company shall not declare, pay, or set aside any dividends on shares of any class

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of common stock, unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, dividends on each outstanding share of Preferred Stock in an amount at least equal to that dividend per share of such series of Preferred Stock would equal as converted to common stock and of the accrued dividends unpaid as of such date. As of December 31, 2015, no dividends have been declared or paid.

Liquidation Preference

The holders of the Preferred Stock have preference in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the corporation, including a merger or consolidation. Upon such liquidation event, the preferred stockholders are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock or any other class or series of stock ranking on liquidation junior to the Series A, B, C, and D Preferred Stock an amount equal to the greater of $1.00, $1.4307, $2.66874, and $5.8695, respectively, per share, plus any declared but unpaid dividends or such amount per share as would have been payable had all shares of the Preferred Stock been converted into common stock immediately prior to the liquidation event. Thereafter, any remaining assets available for distribution would be distributed, subject to limitations for each class of Preferred Stock, among the preferred and common stockholders, on a pro rata basis treating for this purpose all such securities as if they had been converted to common stock. In the event the assets of the Company available for distribution to its stockholders are insufficient to meet the liquidation preferences of the Preferred Stock, the holders of shares of each series of Preferred Stock shall share ratably in any distribution of the assets in proportion to the respective amounts due.

Redemption

The Preferred Stock may be redeemed at the option of the Requisite Preferred Holders in three annual installments on or after March 5, 2017, at a price per share equal to $1.00 for the Series A Preferred Stock, $1.4307 for the Series B Preferred Stock, $2.66874 for the Series C Preferred Stock, and $5.8695 for the Series D Preferred Stock, plus an amount equal to 8% of the original offering price per share for each year between the issuance date and the redemption date, plus dividends accrued but unpaid. The redemption price is payable in three annual installments commencing 60 days after receipt by the Company at any time on or after March 5, 2017, of written notice from the Requisite Preferred Holders requesting redemption of all shares of Preferred Stock. The Company is accreting the Preferred Stock to redemption value over the period from the date of issuance to March 5, 2017, such that the carrying amounts of the securities will equal the redemption amounts at the earliest redemption date.

Redeemable Convertible Preferred Stock Warrants

Preferred stock warrants for redeemable convertible preferred stock are accounted for as liabilities and were marked to fair value at each consolidated balance sheet date. The valuation technique used to measure fair value for our Working Capital Line of Credit Series B Warrant, Development Loan Warrant and Working Capital Line of Credit Series C Warrant (collectively “Preferred Stock Warrants”), which are considered Level 3 fair value estimates within the fair value hierarchy, is the Black-Scholes option pricing model. The significant unobservable inputs used in the fair value measurement of our Preferred Stock Warrants is the fair value of our Series B and Series C Preferred Stock. We also utilized risk-free interest rate, expected dividend yield, expected volatility and expected term as observable inputs with the fair value of the Series B and Series C Preferred Stock in

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

determining the fair value of the Preferred Stock Warrants. There is not a direct interrelationship between the unobservable inputs and the observable inputs. A ten percent increase in the fair value of the Series B and Series C Preferred Stock would have changed the fair value of the redeemable convertible preferred stock warrants by $354,000 and $125,000 as of December 31, 2015 and 2014, respectively.

The assumptions used in determining the fair values of Preferred Stock Warrants as of December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2015	2014
Risk-free interest rate	1.8% - 2.1%	2.0% - 2.5%
Expected dividend yield	None	None
Expected volatility	58.7% - 60.4%	69.0% - 71.2%
Expected term (in years)	5.2 - 6.6	6.2 - 7.6
Fair value of Series B preferred stock	$14.59	$5.24
Fair value of Series C preferred stock	$14.65	$6.10

A summary of the changes in the Company’s redeemable convertible preferred stock warrant liability measured at fair value using significant unobservable inputs (Level 3) as of and for the years ended December 31, 2015 and 2014 is as follows (in thousands):

	Year Ended December 31,
	2015	2014
Redeemable convertible preferred stock warrant liability at beginning of period	$1,100	$617
Change in fair value	2,154	483

Redeemable convertible preferred stock warrant liability at end of period	$3,254	$1,100

10. COMMON STOCK

As of December 31, 2015 and 2014, the Company had authorized 36,330,000 and 35,000,000 shares of common stock, respectively. The following number of shares of common stock has been reserved for the potential conversion of Preferred Stock and warrants to purchase Preferred Stock, vesting of restricted stock awards and RSUs, and exercise of stock options (in thousands):

	December 31,
	2015	2014
Conversion of Series A redeemable convertible preferred stock	6,009	6,009
Conversion of Series B redeemable convertible preferred stock	10,554	10,554
Conversion of Series B redeemable convertible preferred stock warrant	210	210
Conversion of Series C redeemable convertible preferred stock	3,866	3,866
Conversion of Series C redeemable convertible preferred stock warrant	35	35
Conversion of Series D redeemable convertible preferred stock	3,748	3,748
Vesting of restricted stock	192	322
Vesting of restricted stock units	1,064	—
Options to purchase common stock	2,472	2,299

Total	28,150	27,043

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK COMPENSATION PLAN

In November 2009, the Company adopted the 2009 Stock Plan, as amended in April 2013 and October 2015 (the “Plan”), pursuant to which 8,161,226 shares of common stock are authorized for issuance to employees, officers, directors, consultants and advisors of the Company at December 31, 2015. The 2009 Plan provides for the grant of incentive stock options, nonstatutory stock options, and RSUs and the right to purchase restricted common stock. Recipients of incentive stock options and nonstatutory stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to the estimated fair value of such stock on the grant date. Stock options generally vest as follows (1) 20% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining four years or (2) 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years, unless they contain specific performance and/or market-based vesting provisions. The maximum term of stock options and RSUs granted under the Plan is ten and seven years, respectively. As of December 31, 2015, approximately 535,000 shares are available for future issuance under the Plan.

Stock Options

The estimated grant-date fair value of the Company’s stock option awards issued to employees was calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	Year Ended December 31,
	2015	2014
Risk-free interest rate	1.6% - 1.9%	1.8% - 2.2%
Expected dividend yield	None	None
Expected volatility	59.4% - 70.8%	71.1% - 71.3%
Expected term (in years)	6.3 - 6.5	6.5

Risk-free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Dividend Yield.    The expected dividend yield assumption is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends.

Expected Volatility.    Since there is no trading history associated with the Company’s common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies with the Company’s industry over a period equivalent to the expected term of the stock option grants.

Expected Term.    The expected term represents the period that stock options awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate the expected term.

The fair value of the common stock has been determined by the Board of Directors at each award grant date based upon a variety of different factors, including the results of valuations prepared by a

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

third-party valuation specialist, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s platform, the composition and ability of the current engineering and management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the common stock, arm’s-length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

A summary of stock option activity under the Plan for the years ended December 31, 2015 and 2014 is as follows:

	Number of Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2014	2,299	$1.07	7.9	$5,563
Granted	685	7.35
Exercised	(401)	0.51		$2,777
Cancelled	(111)	2.16

Outstanding at December 31, 2015	2,472	$2.85	7.7	$28,844

Vested and expected to vest at:
December 31, 2014	2,222	$1.06	7.9	$7,753

December 31, 2015	2,394	$2.81	7.7	$28,031

Exercisable at:
December 31, 2014	754	$0.46	7.1	$2,630

December 31, 2015	919	$0.82	6.6	$12,590

During the years ended December 31, 2015 and 2014, the Company recorded $703,000 and $264,000, respectively, of stock-based compensation expense related to common stock options granted under the Plan. No tax benefits were realized from options in any period. As of December 31, 2015 and 2014, there was $3.3 million and $1.3 million of unrecognized compensation cost related to unvested common stock options granted under the Plan, which is expected to be recognized over weighted-average periods of 3.43 years and 4.02 years, respectively.

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2015 and 2014 was $4.39 and $1.72 per share, respectively. The intrinsic value of stock options exercised during the years ended December 31, 2015 and 2014 was $2.8 million and $632,000, respectively.

Restricted Stock

The Company has granted restricted stock awards pursuant to the Plan. All such issued shares are subject to repurchase rights that generally lapse over a period of five years. If a holder ceases to maintain a business relationship with the Company, the Company is entitled to repurchase any unvested shares at the original purchase price. The unvested shares of common stock subject to repurchase are not considered outstanding shares until the holders provide the requisite services and the repurchase right lapses. As of December 31, 2015 and 2014, 192,000 and 322,000 shares of common stock remained subject to restrictions, respectively. The Company records stock-based

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

compensation expense over the vesting period for the amount that the fair value exceeded the purchase price as of the grant date. Stock-based compensation expense related to restricted stock awards was $122,000 and $143,000 for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, there was $262,000 and $374,000 of unrecognized compensation cost related to unvested restricted stock awards granted under the Plan, which is expected to be recognized over weighted average periods of 2.17 years and 3.23 years, respectively. The Company did not issue any restricted stock awards during the years ended December 31, 2015 or 2014.

A summary of the changes in the Company’s restricted common stock during the years ended December 31, 2015 and 2014 is as follows:

	Restricted Shares (in thousands)	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2013	1,232	$0.42
Vested	(910)	0.16

Unvested at December 31, 2014	322	1.14
Vested	(130)	0.83

Unvested at December 31, 2015	192	$1.39

The fair value of shares that vested during the years ended December 31, 2015 and 2014 was $1.0 million and $2.2 million, respectively.

Restricted Stock Units

During the year ended December 31, 2015, the Company granted a total of 1,064,000 RSUs to employees, directors and executives. The RSUs vest upon achievement of a service condition and a performance condition. As soon as practicable following each vesting date, the Company will issue to the holder of the RSUs the number of shares of common stock equal to the aggregate number of RSUs that have vested. Notwithstanding the foregoing, the Company may, in its sole discretion, in lieu of issuing shares of common stock to the holder of the RSUs, pay the holder an amount in cash equal to the fair market value of such shares of common stock. For 845,000 of the RSUs, the service condition is satisfied over a period of four years, with 25% of the awards vesting after 12 months, and the remainder vesting in equal quarterly installments over the succeeding three years. For 182,000 of the RSUs, the service condition is a time-based condition met over a period of four years, with 37.5% met after 18 months and the remainder met in equal quarterly installments over the succeeding two- and-a-half years. For 32,000 of the RSUs, the service condition is a time-based condition met over a period of three years in approximately equal annual installments. The performance condition for all RSUs is met upon the closing of an IPO, which was not considered probable as of December 31, 2015, and therefore no stock-based compensation expense has been recorded in the consolidated financial statements. A sale event is defined as (i) a sale of all or substantially all of the assets of the Company determined on a consolidated basis to an unrelated person or entity; (ii) a merger, reorganization, or consolidation involving the Company in which shares of voting stock of the Company outstanding immediately prior to such transaction represent or are converted into or exchanged for securities of the surviving or resulting entity immediately upon completion of such transaction which represent less than 50% of the outstanding voting power of such surviving or resulting entity; or (iii) the acquisition of all or a majority of the outstanding voting stock of the Company in a single transaction or series of related transaction by a person or group of persons. When it becomes probable that the performance condition

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

will be met, such as upon an IPO, stock-based compensation expense will be recorded for those RSUs where the service condition has been met. The total stock-based compensation expense expected to be recorded over the life of the RSUs was approximately $13.0 million at December 31, 2015.

On an unaudited pro forma basis, if the performance condition had been met as of December 31, 2015, the Company would have recorded approximately $2.6 million of stock-based compensation expense related to its outstanding RSU awards through December 31, 2015.

A summary of the changes in the Company’s RSUs during the year ended December 31, 2015 is as follows:

	Restricted Shares (in thousands)	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2014	—	$—
Granted	1,064	12.16

Unvested at December 31, 2015	1,064	$12.16

In December 2015, the Company’s board of directors approved the grant of 450,000 RSUs under the 2016 Equity Incentive Plan, the effectiveness of which is contingent upon the closing of the Company’s IPO. These RSUs vest over a period of four years, with 25% of the awards vesting after 12 months, and the remainder vesting in equal quarterly installments over the succeeding three years.

12. NET INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table sets forth the computation of the Company’s basic and diluted net income per share attributable to common stockholders (in thousands, except per share amounts):

	Year Ended December 31,
	2015	2014
Numerator:
Net income	$40,520	13,520
Less: accretion of redeemable convertible preferred stock	(4,353)	(4,373)
Less: undistributed earnings attributable to participating securities	(28,570)	(7,419)

Net income attributable to common stockholders—basic and diluted	$7,597	$1,728

Denominator:
Weighted-average shares used to compute net income per share attributable to common stockholders—basic	6,429	5,629
Dilutive effect of stock options	1,669	1,299
Dilutive effect of unvested restricted stock	213	519

Weighted-average shares used to compute net income per share attributable to common stockholders—diluted	8,311	7,447

Net income per share attributable to common stockholders
Basic	$1.18	$0.31

Diluted	$0.91	$0.23

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following common stock equivalents (in thousands) were excluded from the computation of diluted net income per share for the periods presented because including them would have been antidilutive:

	Year Ended December 31,
	2015	2014
Options to purchase common stock	119	248
Redeemable convertible preferred stock warrants	245	245
Redeemable convertible preferred stock	24,177	24,177

In addition to the potentially dilutive securities above, during the year ended December 31, 2015, the Company had 1,063,846 RSUs outstanding. Since the performance criteria associated with the vesting of these awards have not been satisfied as of December 31, 2015, the Company has excluded these shares from the table above and the calculation of diluted net income per share attributable to common stockholders for that period.

13. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities in Maynard, Massachusetts and Hazlet, New Jersey under non-cancelable operating leases that expire in January 2019, with respect to the Massachusetts facility, and June 2018 and July 2018, with respect to various floors of the New Jersey facility. Rent expense for non-cancelable operating leases with free rental periods or scheduled rent increases is recognized on a straight-line basis over the terms of the leases.

In July 2015, the Company entered into an operating lease for office space in Mountain View, California, which expires in July 2018, renewable for an additional one-year term. Annual rent due is approximately $69,000.

During the years ended December 31, 2015 and 2014, rent expense incurred under these agreements amounted to $889,000 and $709,000, respectively.

Future minimum lease payments due under these noncancelable lease agreements as of December 31, 2015, are as follows (in thousands):

Year ending December 31,	Amounts
2016	$1,050
2017	751
2018	441
2019	19

Total	$2,261

In April 2015, the Company entered into a capital lease agreement for the purchase of lab equipment with a fair value of $96,000. The lease is payable in 12 equal monthly payments through April 2016.

Legal Contingencies

On January 22, 2016, ViaSat, Inc. informed the Company that it had filed a suit against the Company alleging, among other things, breach of contract, breach of the implied covenant of good

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

faith and fair dealing and misappropriation of trade secrets. The Company is continuing to evaluate ViaSat’s claims, but based on the information available to the Company today, the Company currently believes that this suit will not have a material adverse effect on the Company’s business or consolidated financial position, results of operations or cash flows.

In addition, from time to time the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on the Company’s business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Indemnification

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company’s indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. As of December 31, 2015 and 2014, the Company had not experienced any losses related to these indemnification obligations. The Company does not expect significant claims related to these indemnification obligations, and consequently, concluded the fair value of these obligations is not material. Accordingly, as of December 31, 2015 and 2014, no amounts have been accrued related to such indemnification provisions.

Royalty Obligations

The Company incorporates technology into its products that is licensed from third parties. The Company has not committed to any future minimum obligations under the terms of the technology licensing agreements. The Company is required to pay royalties to the licensors of $15 to $17 per unit sold within the Company’s new 400 Gbps product family and for its newest product within the 100 Gbps product family. In addition, the Company pays royalties of $150 per unit sold for its older products within the 100 Gbps and 40 Gbps product families.

Potential Payments upon Termination or Change in Control

In October 2015, the Company adopted the Acacia Communications, Inc. Severance and Change in Control Benefits Plan (the “Severance Plan”), which provides severance benefits to certain of its executives if their employment is terminated “without cause” or, only in connection with a “change in control” of the Company, they terminate employment for “good reason” (as each of those terms is defined in the Severance Plan).

Under the Severance Plan, if the Company terminates an eligible executive’s employment without cause prior to or more than 12 months following the closing of a change in control of the Company, the executive is entitled to (i) continue receiving his or her base salary for a specified period (in the case of the chief executive officer, for 12 months, and, in the case of all other participants, for nine months) following the date of termination, (ii) company contributions to the cost of health care continuation under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, for up to 12 months following the date of termination, and (iii) the amount of any unpaid annual bonus determined by the board of directors to be payable to the executive for any completed bonus period which ended prior to the date of such executive’s termination.

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Severance Plan also provides that, if, within 12 months following the closing of a change in control of the Company, an eligible executive’s employment is terminated without cause or such executive terminates his or her employment for good reason, the executive is entitled to (i) a single lump-sum payment equal to a percentage of his or her annual base salary (in the case of the chief executive officer, 100% and, in the case of all other participants, 75%), (ii) a single lump sum payment in an amount equal to a percentage of his or her target annual bonus for the year in which the termination of employment occurs (in the case of the chief executive officer, 100% and, in the case of all other participants, 75%), (iii) company contributions to the cost of health care continuation under COBRA for up to 12 months following the date of termination of employment, and (iv) the amount of any unpaid annual bonus determined by the board of directors to be payable to the executive for any completed bonus period which ended prior to the date of such executive’s termination. In addition, all of the executive’s outstanding unvested equity awards will immediately vest in full on the date of such termination.

All payments and benefits provided under the Severance Plan are contingent upon the execution and effectiveness of a release of claims by the executive in favor of the Company and continued compliance by the executive with any proprietary information and inventions, nondisclosure, non- competition, nonsolicitation (or similar) agreement to which the Company and the executive are party.

Upon the effectiveness of the Severance Plan, the Company would be contingently obligated to make cash payments up to $3.8 million if such events occur.

14. Income Taxes

The components of income before (benefit) provision for income taxes are as follows (in thousands):

	Year Ended
	2015	2014
United States	$38,719	$16,517
Foreign	1,086	(64)

Total	$39,805	$16,453

The components of the (benefit) provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2015	2014
Current income tax provision
Federal	$10,074	$2,797
State	265	129
Foreign	135	—

Total current income tax provision	10,474	2,926
Deferred income tax (benefit) provision
Federal	(5,861)	—
State	(5,328)	—
Foreign	—	7

Total deferred income tax (benefit) provision	(11,189)	7

Total income tax (benefit) provision	$(715)	$2,933

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes computed at the statutory federal income tax rate to the provision for income taxes as reflected in the financial statements is as follows:

	Year Ended December 31,
	2015	2014
Provision for income taxes at statutory rate	35.0%	35.0%
(Decreases) increases resulting from:
Federal tax credits	(9.5%)	(3.3%)
Change in valuation allowance	(24.9%)	(14.9%)
State tax expense, net of federal benefit	(5.3%)	0.9%
Meals and entertainment	0.2%	0.1%
Stock-based compensation expense	0.6%	3.5%
Change in fair value of preferred stock warrants	1.9%	1.0%
Non-deductible interest	0.1%	0.1%
Domestic production activity deduction	(2.2%)	(2.3%)
Change in uncertain tax positions	2.4%	—%
Other	(0.1%)	(2.3%)

Effective income tax rate	(1.8%)	17.8%

Significant components of the Company’s net deferred tax assets at December 31, 2015 and 2014, were as follows (in thousands):

	Year Ended December 31,
	2015	2014
Deferred tax assets:
Accrued expenses	$2,433	$1,548
Operating loss carryforwards	4,955	6,865
Credit carryforwards	5,032	2,112
Other	605	182

Total deferred tax assets	$13,025	$10,707
Deferred tax liabilities:
Depreciation	(990)	(245)
Compensation	(97)	(1)
Other	(195)	—

Total deferred tax liabilities	(1,282)	(246)

Valuation allowance	(554)	(10,461)

Net deferred tax assets	$11,189	$—

The table below summarizes changes in the deferred tax asset valuation allowance (in thousands):

Year Ended December 31,	Beginning Balance	Additions	Reductions	Ending Balance
2015	$10,461	—	(9,907)	$554
2014	$12,946	—	(2,485)	$10,461

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recorded a valuation allowance against all of its deferred tax assets as of December 31, 2014. The valuation allowance decreased in 2014 by $2.5 million due to the corresponding reduction of the deferred tax assets by the same amount. The reduction of deferred tax assets was primarily due to the utilization of net operating loss and tax credit carryforwards.

The Company accounts for deferred taxes under ASC Topic 740, Income Taxes (“ASC 740”) which involves weighing positive and negative evidence concerning the realizability of the Company’s deferred tax assets in each jurisdiction. The Company evaluated its ability to realize the benefit of its net deferred tax assets and weighed all available positive and negative evidence both objective and subjective in nature. In determining the need for a valuation allowance, the weight given to positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. Consideration was given to negative evidence such as the duration and severity of losses in prior years, as well as the expiration and limitation of tax attributes in various jurisdictions. Positive evidence included three-year cumulative profitability of $55.1 million at December 31, 2015. Additionally, after implementing a corporate restructuring of our international business during the quarter ended December 31, 2015 and determining that sufficient forecasted taxable income of appropriate character is expected to continue in future years, the Company believes the weight of the objectively verifiable positive evidence coupled with the subjective positive evidence from forecasted operating plans is sufficient to overcome the weight of any negative evidence. During the quarter ended December 31, 2015, the Company concluded it is more likely than not that it will realize the benefit of $11.2 million of the Company’s net deferred tax assets.

Accordingly, based on its assessment of the realizability of its deferred tax assets, the Company released substantially all of the valuation allowance maintained against its net U.S. deferred tax assets which resulted in a tax benefit of $9.9 million. As of December 31, 2015, the Company continues to maintain a partial valuation allowance of $554,000 against its U.S. deferred tax assets, which include federal net operating losses and credits limited under IRC Section 382 as well as state credits accumulated in jurisdictions in which management does not anticipate sufficient taxable income to utilize the credits. Management will continue to assess the applicability of a valuation allowance at each reporting period.

The benefit for income taxes shown on the consolidated statements of operations differs from amounts that would result from applying the statutory tax rates to income before taxes primarily because of state income taxes and certain permanent expenses that were not deductible, federal and state research and development credits, as well as the release of a valuation allowance against foreign, U.S. federal and state deferred tax assets.

As of December 31, 2015, the Company had $12.2 million and $12.8 million of federal and state net operating loss carryforwards, respectively, that expire at various dates through 2033. As of December 31, 2015, the Company had $2.5 million and $4.5 million of federal and state research and development credit carryforwards, respectively, that expire at various dates through 2033.

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Utilization of the net operating loss carryforwards is subject to an annual limitation due to the ownership percentage change limitations provided by Section 382 of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations will result in the expiration of $754,000 of the federal net operating loss carryforwards before utilization. The Company performed an Internal Revenue Code Section 382 study and determined that utilization of its annual net operating losses are limited to approximately

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$4.8 million per year through 2017, $2.3 million in 2018 and $1.4 million in years thereafter in connection with changes in control in 2009 and 2013. Through December 31, 2014, the Company accumulated the unused amount of Section 382 limitations in excess of the amount of net operating loss carryforwards that were originally subject to limitation. Therefore, these unused net operating loss carryforwards were available for utilization to offset taxable income generated in 2014.

The Company intends to indefinitely reinvest the earnings of the Company’s foreign subsidiaries notwithstanding that some of these earnings may be taxed before repatriation under the U.S. income tax rules as “deemed distributions.” Other than the earnings taxed on deemed distributions, the Company does not provide for U.S. income taxes on the earnings of its foreign subsidiaries as such earnings are to be reinvested indefinitely. If these earnings were distributed to the United States in the form of dividends or otherwise or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes, subject to adjustment for foreign tax credits, and foreign withholding taxes. As of December 31, 2015, there was $642,000 of cumulative foreign earnings for which U.S. income taxes have not been provided.

The Company recognizes, in its consolidated financial statements, the effect of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The aggregate changes in gross unrecognized tax benefits during the year ended December 31, 2015 were as follows (in thousands):

Year Ended December 31, 2015
Balance at beginning of year	$—
Increases for the tax positions taken during current period	940

Balance at end of year	$940

The Company had no uncertain tax positions during the year ended December 31, 2014. Included in the balance of unrecognized tax benefits as of December 31, 2015 is $396,000 of tax benefits that, if recognized, would affect the effective tax rate. There are no amounts of interest or penalties recognized in the consolidated statement of operations or accrued on the consolidated balance sheet for any period presented. The Company does not expect any material changes in these uncertain tax benefits within the next 12 months.

The Company is subject to taxation in the United States and various state and foreign jurisdictions. In the normal course of business, the Company is potentially subject to examination by tax authorities throughout the United States and other foreign jurisdictions in which the Company operates. All tax years since inception remain open to examination by major taxing jurisdictions to which the Company is subject, as carryforward attributes generated in prior period tax years may still be adjusted upon examination by the Internal Revenue Service or state tax authorities if they have or will be used in a future period. The Company also files foreign tax returns in Denmark and plans on filing in Ireland when required. The Company is currently under examination by the Internal Revenue Service authorities for the year ending December 31, 2013. There are no state or foreign examinations in process.

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. CONCENTRATIONS OF RISK

Customer Concentration

Customers with revenue equal to or greater than 10% of total revenue for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2015	2014
A	28%	35%
B	22%	23%
C	13%	*

*	Less than 10% of total revenue in the period indicated

Customer A is currently subject to U.S. Department of Commerce restrictions that could prevent sales to this customer after June 30, 2016.

Customers that accounted for equal to or greater than 10% of accounts receivable at December 31, 2015 and 2014 were as follows:

	December 31,
	2015	2014
A	21%	21%
C	24%	14%
D	10%	*

*	Less than 10% of accounts receivable at the date indicated

Supplier Concentration

The Company purchases a substantial portion of its inventory from a contract manufacturer located in the United States. Costs incurred with this contract manufacturer represented approximately 32% and 73% of total inventory purchases during the years ended December 31, 2015 and 2014. In addition, during the year ended December 31, 2015, the Company purchased 48% of its inventory from a contract manufacturer located in Canada.

The Company also outsources certain engineering projects to a foreign company. Costs incurred with this vendor represented approximately 14% and 26% of the Company’s total research and development costs during the years ended December 31, 2015 and 2014, respectively.

16. RETIREMENT PLAN

The Company is the sponsor of a defined contribution savings plan for all qualified employees under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan allows participants to contribute a portion of their compensation on a pre-tax basis up to an amount not to exceed the annual statutory limit applicable to each individual participant. The Company is permitted to make discretionary matching contributions to the 401(k) Plan. During the year ended December 31, 2014, the Company did not make any discretionary contributions. The Company began making matching contributions to the plan in April 2015. Total discretionary contributions amounted to $383,000 during the year ended December 31, 2015.

ACACIA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTIES

The Company periodically purchases products from M/A-COM Technology Solutions, Inc. (“M/A- COM”). One of the members of the Board of Directors, Peter Y. Chung, is also a member of the board of directors of M/A-COM. During the years ended December 31, 2015 and 2014, the Company made purchases of $1.2 million and $170,000 from M/A-COM, respectively. There were no amounts due to or from M/A-COM as of December 31, 2014. As of December 31, 2015, the Company had $1,000 of accounts payable due to M/A-COM.

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring through February 19, 2016, the date that these consolidated financial statements were available to be issued, and determined that no subsequent events occurred that would require recognition or disclosure in these consolidated financial statements, apart from the amendment to the Working Capital Line of Credit (see Note 8).

ACACIA COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

(Unaudited)

	June 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$159,009	$27,610
Accounts receivable	77,889	41,260
Inventory	23,264	27,920
Prepaid expenses and other current assets	1,853	3,179
Deferred product costs	1,482	3,476

Total current assets	263,497	103,445
Property and equipment, net	20,768	15,925
Deferred tax asset	11,643	11,189
Other assets	317	185

Total assets	$296,225	$130,744

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	48,574	25,015
Accrued liabilities	18,314	15,521
Deferred revenue	7,090	7,762

Total current liabilities	73,978	48,298
Preferred stock warrant liability	—	3,254
Other long-term liabilities	964	396

Total liabilities	74,942	51,948

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock (Note 7):
Redeemable convertible preferred stock, $0.0001 par value; 24,508 shares authorized at December 31, 2015; 24,177 shares issued and outstanding at December 31, 2015	—	70,780
Stockholders’ equity:
Preferred stock, $0.0001 par value; 5,000 shares authorized at June 30, 2016; none issued and outstanding at June 30, 2016	—	—
Common stock, $0.0001 par value; 150,000 and 36,330 shares authorized at June 30, 2016 and December 31, 2015, respectively; 35,659 and 6,669 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	4	1
Additional paid-in capital	181,747	—
Retained earnings	39,532	8,015

Total stockholders’ equity	221,283	8,016

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$296,225	$130,744

The accompanying notes are an integral part of these condensed consolidated financial statements.

ACACIA COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenue	$116,192	$57,846	$200,681	$105,090
Cost of revenue	62,240	37,441	111,323	68,081

Gross profit	53,952	20,405	89,358	37,009
Operating expenses:
Research and development	21,839	8,820	37,253	16,723
Sales, general and administrative	8,649	2,932	12,703	5,055

Total operating expenses	30,488	11,752	49,956	21,778

Income from operations	23,464	8,653	39,402	15,231
Other expense:
Interest income (expense), net	20	(84)	28	(132)
Change in fair value of preferred stock warrant liability	(3,609)	(1,061)	(3,361)	(1,443)
Other (expense) income	(58)	(85)	(78)	167

Total other expense, net	(3,647)	(1,230)	(3,411)	(1,408)

Income before provision for income taxes	19,817	7,423	35,991	13,823
Provision for income taxes	2,219	2,716	3,796	4,779

Net income	17,598	4,707	32,195	9,044
Accretion of redeemable convertible preferred stock	(636)	(1,085)	(1,722)	(2,159)
Undistributed earnings attributable to participating securities	(6,455)	(2,868)	(17,467)	(5,466)

Net income attributable to common stockholders— basic and diluted	$10,507	$754	$13,006	$1,419

Net income per share attributable to common stockholders:
Basic	$0.51	$0.12	$0.95	$0.23
Diluted	$0.43	$0.09	$0.77	$0.18
Weighted-average shares used to compute net income per share attributable to common stockholders:
Basic	20,760	6,363	13,751	6,274
Diluted	24,373	8,063	16,927	7,973

The accompanying notes are an integral part of these condensed consolidated financial statements.

ACACIA COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

(in thousands)

(Unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings
	Shares	Amount	Shares	Amount			Total
Balance at December 31, 2014	24,177	$66,427	6,138	$1	$—	$(29,177)	$(29,176)
Accretion of preferred stock issuance costs		40			(40)		(40)
Accretion to redemption value		2,119			(368)	(1,751)	(2,119)
Vesting of restricted common stock			98				—
Exercise of common stock options			247	—	93		93
Stock-based compensation expense					315		315
Net income						9,044	9,044

Balance at June 30, 2015	24,177	$68,586	6,483	$1	$—	$(21,884)	$(21,883)

Balance at December 31, 2015	24,177	$70,780	6,669	$1	$—	$8,015	$8,016
Accretion of preferred stock issuance costs		94			(94)		(94)
Accretion to redemption value		1,628			(950)	(678)	(1,628)
Conversion of redeemable convertible preferred stock into common stock upon initial public offering	(24,177)	(72,502)	24,177	2	72,500		72,502
Reclassification of preferred stock warrant liability into additional paid-in capital upon conversion to common stock warrants					6,615		6,615
Issuance of common stock in relation to initial public offering, net of offering costs incurred of $3,824			4,570	1	93,932		93,933
Vesting of restricted common stock			43				—
Exercise of common stock options			200	—	283		283
Stock-based compensation expense					9,461		9,461
Net income						32,195	32,195

Balance at June 30, 2016	—	$—	35,659	$4	$181,747	$39,532	$221,283

The accompanying notes are an integral part of these condensed consolidated financial statements.

ACACIA COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$32,195	$9,044
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,820	1,956
Stock-based compensation	9,461	315
Deferred income taxes	(454)	—
Non-cash interest	—	72
Change in fair value of preferred stock warrant liability	3,361	1,443
Changes in operating assets and liabilities:
Accounts receivable	(36,629)	(21,778)
Inventory	4,656	(15)
Prepaid expenses and other current assets	(1,026)	1,513
Deferred product costs	1,994	(540)
Other assets	(109)	—
Accounts payable	22,929	8,346
Accrued liabilities	2,826	2,585
Deferred revenue	(672)	(1,153)
Other long-term liabilities	568	—

Net cash provided by operating activities	42,920	1,788

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(8,033)	(4,811)
Deposits	(23)	—

Net cash used in investing activities	(8,056)	(4,811)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt	—	(2,155)
Payment of capital lease obligation	(34)	(16)
Proceeds from initial public offering, net of underwriting discounts and commissions	97,757	—
Payment of initial public offering costs	(1,471)	—
Proceeds from the exercise of common stock options	283	93

Net cash provided by (used in) financing activities	96,535	(2,078)

Effect of exchange rates on cash	—	(3)
Net increase (decrease) in cash and cash equivalents	131,399	(5,104)
Cash and cash equivalents—Beginning of period	27,610	21,128

Cash and cash equivalents—End of period	$159,009	$16,024

Supplemental cash flow disclosures:
Cash paid for income taxes	$2,819	$2,419
Cash paid for interest	$—	$53
Supplemental disclosure of non-cash investing and financing activities:
Capital expenditures incurred but not yet paid	$1,474	$1,017
Initial public offering costs incurred but not yet paid	$528	$121
Property and equipment acquired under capital lease	$—	$96
Accretion of redemption value on redeemable convertible preferred stock	$1,628	$2,119
Accretion of redeemable convertible preferred stock issuance costs	$94	$40
Conversion of redeemable convertible preferred stock into common stock	$72,502	$—
Reclassification to additional paid-in capital of fair value of preferred stock warrant liability upon conversion to common stock warrants	$6,615	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1. NATURE OF THE BUSINESS AND OPERATIONS

Acacia Communications, Inc. was incorporated on June 2, 2009, as a Delaware corporation. Acacia Communications, Inc. and its wholly-owned subsidiaries (the “Subsidiaries”) are collectively referred to as the “Company.” The Company is a leading provider of high-speed coherent interconnect products that are designed to improve the capacity, performance, intelligence and cost of communications networks relied upon by cloud infrastructure operators and content and communications service providers. The Company’s products include a series of low-power coherent digital signal processors and silicon photonic integrated circuits integrated into families of optical interconnect modules with transmission speeds ranging from 40 to 400 gigabits per second for use in long-haul, metro and inter-data center markets.

The Company is headquartered in Maynard, Massachusetts, and has wholly-owned subsidiaries in Denmark, which commenced operations in 2009, Bermuda and Ireland, which commenced operations in the fourth quarter of 2015, and Germany, China, and the United Kingdom, which commenced operations in the second quarter of 2016.

On May 18, 2016, the Company closed its initial public offering (“IPO”), in which the Company issued and sold 4,570,184 shares of common stock and certain selling stockholders sold an additional 604,816 shares, inclusive of the underwriters’ option to purchase additional shares that was exercised in full. The price per share to the public was $23.00. The Company received aggregate proceeds of approximately $97.8 million from the IPO, net of underwriters’ discounts and commissions, before deduction of offering expenses of approximately $3.8 million. The Company received no proceeds from the sale of shares by the selling stockholders. Upon the closing of the IPO, all shares of the Company’s outstanding redeemable convertible preferred stock (the “preferred stock”) automatically converted into 24,177,495 shares of common stock. In addition, the outstanding redeemable convertible preferred stock warrants (the “preferred stock warrants”) automatically converted into common stock warrants. As a result, the Company performed a final remeasurement of the preferred stock warrant liability at the closing date of the IPO and recorded an expense of $3.6 million arising from the revaluation during the three months ended June 30, 2016. Following the remeasurement, the preferred stock warrant liability of $6.6 million was reclassified to additional paid-in capital.

Certain restricted stock units (“RSUs”) granted to employees prior to the IPO vest upon the satisfaction of both a service condition and a performance condition. These RSUs with both a service condition and performance condition are collectively referred to as “Performance Awards” in the following discussion. The service condition for a majority of the Performance Awards will be satisfied over a period of four years. The performance condition was satisfied on the closing of the Company’s IPO. No stock-based compensation expense had been recognized for the Performance Awards prior to the IPO because an IPO is not considered probable until it occurs. In May 2016, the Company began recording stock-based compensation expense based on the grant-date fair value of the RSUs using the accelerated attribution method. See Note 8 for further details.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements include the accounts of Acacia Communications, Inc., and Subsidiaries and have been prepared in accordance with accounting policies generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for annual financial statements. For further

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

information, these financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the final prospectus related to the Company’s IPO, which was filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933 on May 13, 2016 (the “Prospectus”). There have been no significant changes in the Company’s accounting policies from those disclosed in the Prospectus that have had a material impact on the Company’s condensed consolidated financial statements.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements as of and for the year ended December 31, 2015, and in management’s opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2016, its results of operations for the three and six months ended June 30, 2016 and 2015, its statements of redeemable convertible preferred stock and stockholders’ (deficit) equity for the six months ended June 30, 2016 and 2015, and its cash flows for the six months ended June 30, 2016 and 2015. All intercompany balances and transactions have been eliminated in consolidation. The financial data and the other financial information disclosed in the notes to these condensed consolidated financial statements related to these three- and six-month periods are also unaudited. The results of operations for the three and six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

During the three and six months ended June 30, 2016 and 2015, comprehensive income equaled net income.

Recently Adopted Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 intends to simplify various aspects of how share-based payments are accounted for and presented in the financial statements. The main provisions include: all tax effects related to stock awards will now be recorded through the income statement instead of through equity, all tax-related cash flows resulting from stock awards will be reported as operating activities on the cash flow statement, and entities can make an accounting policy election to either estimate forfeitures or account for forfeitures as they occur. The amendments in ASU 2016-09, required to be updated for all annual periods and interim reporting periods beginning after December 15, 2016, were early adopted by the Company in the second quarter of 2016 and were applied to its related unaudited condensed consolidated financial statements on a prospective basis. The adoption of these amendments had an immaterial impact on the income statement and statement of cash flows through June 30, 2016 as the Company has not yet had any significant excess tax benefits from stock-based compensation; however, such activity is expected in

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

the fourth quarter of 2016 and will be accounted for in accordance with ASU 2016-09. The Company also elected to account for forfeitures as they occur with no adjustment for estimated forfeitures, which did not materially impact the Company’s condensed consolidated financial statements as forfeitures have historically been trued-up as they occur.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 applies to all inventory, except for inventory measured using the last-in, first-out method or the retail inventory method. The guidance allows an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, and may be applied prospectively with earlier adoption permitted. The amendments in ASU 2015-11 were adopted by the Company in the second quarter of 2016. The adoption of this standard did not have an impact on the Company’s financial position or results of operations.

In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). ASU 2014-12 provides amendments to ASC No. 718, Compensation—Stock Compensation, which clarifies the guidance for whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in ASU 2014-12 were adopted by the Company in the first quarter of 2016 on a prospective basis to all awards granted or modified after January 1, 2016. The adoption of this standard did not have an impact on the Company’s financial position or results of operations as no awards granted since January 1, 2016 contain such conditions.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to provide more decision-useful information about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The main provisions include presenting financial assets measured at amortized cost at the amount expected to be collected, which is net of an allowance for credit losses, and recording credit losses related to available-for-sale securities through an allowance for credit losses. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and must be applied using a modified retrospective approach with earlier adoption permitted for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 will require lessees to recognize a right-of-use asset and lease liability on the balance sheet for virtually all leases. For the income statement, ASU 2016-02 retains a dual model requiring leases to be classified as either operating or financing leases. Operating leases will result in straight-line expense, and financing leases will have a front-loaded expense pattern with an interest expense component. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, and must be applied using a modified retrospective approach with earlier adoption

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which affects any entity that either enters into contracts with customers to transfer goods and services or enters into contracts for the transfer of nonfinancial assets. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under the currently effective guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. ASU 2014-09 was initially to be effective for annual periods beginning after December 15, 2016, including interim periods within that period. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which delays the effective date of ASU 2014-09 by one year and allows for early adoption as of the original effective date. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, which clarifies certain principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies certain guidance related to identifying performance obligations and licensing. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which addresses improvements to the guidance on collectability, noncash consideration and completed contracts at transition. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

3. INVENTORY

Inventory consisted of the following (in thousands):

	June 30, 2016	December 31, 2015
Raw materials	$14,121	$16,023
Work-in-process	4,025	2,155
Finished goods	5,118	9,742

Inventory	$23,264	$27,920

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	June 30, 2016	December 31, 2015
Engineering laboratory equipment	$24,294	$17,757
Computer software	2,619	2,398
Computer equipment	2,435	1,640
Furniture and fixtures	370	370
Leasehold improvements	1,026	1,017
Equipment under capital lease	—	96
Construction in progress	5,149	3,952

Total property and equipment	35,893	27,230
Less: Accumulated depreciation	(15,125)	(11,305)

Property and equipment, net	$20,768	$15,925

Depreciation expense was $2.1 million and $1.1 million for the three months ended June 30, 2016 and 2015, respectively, and $3.8 million and $2.0 million for the six months ended June 30, 2016 and 2015, respectively.

5. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

	June 30, 2016	December 31, 2015
Employee-related liabilities	$4,579	$3,822
Outsourced foundry services	375	4,113
Goods and services received not invoiced	2,989	1,974
Accrued income taxes	1,882	1,019
Accrued manufacturing expenses	3,102	299
Other accrued liabilities	5,387	4,294

Total accrued liabilities	$18,314	$15,521

Certain prior period amounts have been reclassified to conform to the current period presentation. Specifically, as of December 31, 2015, accrued manufacturing expenses of $299,000 were included within other accrued liabilities and have now been reclassified to be presented on a separate line in conformity with the current period presentation.

6. FAIR VALUE MEASUREMENT

The Company measures certain financial assets and liabilities at fair value. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. The Company’s cash equivalents consist of money market funds, which are classified within Level 2 of the fair value hierarchy because they are valued using quoted market prices of similar assets in active markets. In determining the fair value estimates, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. When available, the Company uses quoted market prices to measure fair value. The valuation technique used to measure fair value for the Company’s Level 2 assets is a market approach, using prices and other relevant information generated by market transactions involving identical or comparable assets.

The fair value of these assets and liabilities measured on a recurring basis was determined using the following inputs as of June 30, 2016 and December 31, 2015 (in thousands):

	June 30, 2016
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Cash equivalents—money market funds	$—	$123,072	$—	$123,072

	December 31, 2015
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Cash equivalents—money market fund	$—	$21,524	$—	$21,524

Liabilities:
Preferred stock warrant liability	$—	$—	$3,254	$3,254

The Company’s Level 3 liabilities, measured and recorded on a recurring basis, consist of the preferred stock warrant liability. The estimated fair value of the warrant liability was determined using the Black-Scholes option-pricing model. The warrants to purchase shares of preferred stock were converted into warrants to purchase shares of common stock upon the closing of the IPO. As a result, the Company reclassified the fair value of the preferred stock warrant liability to additional paid-in capital upon the closing of the IPO (see Note 7).

For certain other financial instruments, including accounts receivable, accounts payable, and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these balances.

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

Redeemable Convertible Preferred Stock

Upon the closing of the Company’s IPO, all shares of the Company’s then-outstanding preferred stock automatically converted on a one-for-one basis into an aggregate of 24,177,495 shares of the Company’s common stock. Preferred stock outstanding as of December 31, 2015 consisted of the following (in thousands):

	December 31, 2015
	Shares Authorized	Shares Outstanding	Net Carrying Value	Liquidation Preference
Series A preferred stock	6,009	6,009	$8,900	$6,009
Series B preferred stock	10,764	10,554	21,741	15,100
Series C preferred stock	3,901	3,866	13,462	10,317
Series D preferred stock	3,834	3,748	26,677	22,000

Total	24,508	24,177	$70,780	$53,426

Prior to the closing of the IPO, changes in the carrying value of the preferred stock resulted from the accretion to redemption value. During the six months ended June 30, 2016, the Company accreted an additional $1.7 million of redemption value on the preferred stock. Upon conversion of the preferred stock on May 18, 2016, the Company reclassified $72.5 million from temporary equity to additional paid-in capital.

Preferred Stock Warrants

Prior to the closing of the IPO, the Company remeasured the fair value of the preferred stock warrants at each balance sheet date. The fair value of the outstanding preferred stock warrants was classified within non-current liabilities on the condensed consolidated balance sheets, and any changes in fair value were recognized as a component of Other expense in the condensed consolidated income statements. Upon the closing of the IPO, the preferred stock warrants automatically converted into common stock warrants. As a result, the Company performed the final remeasurement of the preferred stock warrants at the closing date of the IPO and recorded an expense of $3.6 million arising from the revaluation during the three months ended June 30, 2016. Following the remeasurement, the preferred stock warrant liability of $6.6 million was reclassified to additional paid-in capital.

The valuation technique used to measure fair value for the Company’s preferred stock warrants, which were considered Level 3 fair value estimates within the fair value hierarchy, was the Black-Scholes option pricing model. The significant unobservable inputs used in the fair value measurement of the Company’s preferred stock warrants was the fair value of the Company’s Series B and Series C Preferred Stock. We also utilized risk-free interest rate, expected dividend yield, expected volatility and expected term as observable inputs with the fair value of the Series B and Series C Preferred Stock in determining the fair value of the preferred stock warrants. There is not a direct interrelationship between the unobservable inputs and the observable inputs. A ten percent increase in the fair value of the Series B and Series C Preferred Stock would have changed the fair value of the preferred stock warrants by $694,000 and $279,000 during the six months ended June 30, 2016 and 2015, respectively.

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The assumptions used in determining the fair values of preferred stock warrants as of June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
Risk-free interest rate	1.2% - 1.4%	1.8% - 2.1%
Expected dividend yield	None	None
Expected volatility	57.7% - 59.6%	58.7% - 60.4%
Expected term (in years)	4.8 - 6.2	5.2 - 6.6
Fair value of Series B preferred stock	$28.45	$14.59
Fair value of Series C preferred stock	$28.45	$14.65

A summary of the changes in the Company’s preferred stock warrant liability measured at fair value using significant unobservable inputs (Level 3) as of and for the three and six months ended June 30, 2016 and 2015 is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Preferred stock warrant liability at beginning of period	$3,006	$1,482	$3,254	$1,100
Change in fair value	3,609	1,061	3,361	1,443
Reclassification of preferred stock warrant liability to additional paid-in capital upon conversion to common stock warrants	(6,615)	—	(6,615)	—

Preferred stock warrant liability at end of period	$—	$2,543	$—	$2,543

Preferred Stock

Upon the closing of the IPO on May 18, 2016, the Company filed a Restated Certificate of Incorporation, which authorized the issuance of preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. As of June 30, 2016, there were 5,000,000 shares of preferred stock authorized with a par value of $0.0001 per share, and no shares of preferred stock issued or outstanding.

8. STOCK COMPENSATION PLANS

The following table summarizes the classification of stock-based compensation in the condensed consolidated income statements for the three and six months ended June 30, 2016 and 2015 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Cost of revenue	$660	$12	$692	$18
Research and development	5,389	131	5,578	218
Sales, general and administrative	3,122	43	3,191	79

Total stock-based compensation	$9,171	$186	$9,461	$315

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The following table summarizes stock-based compensation expense by award type for the three and six months ended June 30, 2016 and 2015 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Stock options	$507	$157	$768	$251
Restricted stock awards	18	29	47	64
Restricted stock units	8,495	—	8,495	—
Employee stock purchase program	151	—	151	—

Total stock-based compensation	$9,171	$186	$9,461	$315

Stock Options

The estimated grant-date fair value of the Company’s stock option awards issued to employees was calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Risk-free interest rate	1.4% - 1.6%	1.7%	1.4% - 1.6%	1.7% - 1.8%
Expected dividend yield	None	None	None	None
Expected volatility	59.6%	63.8%	59.6% - 59.8%	63.8% - 70.9%
Expected term (in years)	6.3	6.3	6.3	6.3 - 6.5

Risk-free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Dividend Yield.    The expected dividend yield assumption is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends.

Expected Volatility.    Since there is limited trading history associated with the Company’s common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within the Company’s industry over a period equivalent to the expected term of the stock option grants.

Expected Term.    The expected term represents the period that stock options awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate the expected term.

Prior to the Company’s IPO, the fair value of the shares of common stock underlying stock options was historically established by the Company’s board of directors, and was based in part upon a valuation provided by a third-party valuation specialist. Subsequent to the completion of the IPO, the Company uses the market closing price of its common stock as reported on the Nasdaq Global Select Market to determine the fair value of the shares of common stock underlying stock options.

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

A summary of stock option activity under the equity incentive plans for the six months ended June 30, 2016 is as follows:

	Number of Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2015	2,472	$2.85	7.7	$28,844
Granted	478	$15.81
Exercised	(200)	$1.42		$2,774
Cancelled	(15)	$4.48

Outstanding at June 30, 2016	2,735	$5.21	7.7	$94,944

Vested and expected to vest at:
June 30, 2016	2,735	$5.21	7.7	$94,944

December 31, 2015	2,394	$2.81	7.7	$28,031

Exercisable at:
June 30, 2016	1,077	$1.32	6.5	$41,591

December 31, 2015	919	$0.82	6.6	$12,590

As of June 30, 2016 and December 31, 2015, there was $6.9 million and $3.3 million of unrecognized compensation cost related to unvested common stock options, which is expected to be recognized over weighted-average periods of 3.5 years and 3.4 years, respectively.

The weighted-average grant date fair value of stock options granted was $22.35 and $3.21 during the three months ended June 30, 2016 and 2015, respectively, and $8.97 and $2.79 for the six months ended June 30, 2016 and 2015, respectively.

Restricted Stock Awards

A summary of the changes in the Company’s restricted stock awards during the six months ended June 30, 2016 is as follows:

	Restricted Shares (in thousands)	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2015	192	$1.39
Vested	(43)	$1.39

Outstanding at June 30, 2016	149	$1.39

Restricted Stock Units

The Company granted 1.3 million RSUs to employees, directors and executives under the 2009 Stock Plan which vest upon achievement of a service condition and a performance condition. The performance condition was satisfied upon the closing of the Company’s IPO on May 18, 2016, resulting in the recognition of approximately $4.9 million of stock-based compensation expense related to these RSUs through that date.

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

During the six months ended June 30, 2016, the Company granted 679,000 RSUs to employees and executives which include only a time-based service condition, and 200,000 RSUs to executives which have a market condition (“market-based RSUs”). These market-based RSUs vest upon achievement of specific stock price targets as follows: 25% will vest on the date that the closing price of the Company’s common stock has equaled or exceeded $35.00 for 30 consecutive days (the “First Stock Price Goal”), and the remaining 75% will vest on the date that the closing price of the Company’s common stock has equaled or exceeded $40.00 for 30 consecutive days (the “Second Stock Price Goal”), provided that if the price targets are not achieved on or prior to May 18, 2020, then such grant shall automatically terminate. The First Stock Price Goal was achieved in June 2016 resulting in the recognition of $800,000 of stock-based compensation expense related to these RSUs during the three and six months ended June 30, 2016. The Second Stock Price Goal was achieved in July 2016, which will result in the recognition of approximately $2.0 million of stock-based compensation expense related to these RSUs during the third quarter of 2016.

The cost of RSUs with only a service condition is determined using the fair value of the Company’s common stock on the date of grant, and compensation is recognized on a straight-line basis over the requisite vesting period. For the market-based RSUs, the Company estimated the fair value using a Monte Carlo valuation model on the date of grant, using the following weighted-average assumptions:

Dividend yield	None
Expected volatility	58.9%
Risk-free interest rate	1.1%
Expected term (years)	1.4
Grant date fair value of underlying shares	$22.00

As soon as practicable following each vesting date, the Company will issue to the holder of the RSUs the number of shares of common stock equal to the aggregate number of RSUs that have vested. Notwithstanding the foregoing, the Company may, in its sole discretion, in lieu of issuing shares of common stock to the holder of the RSUs, pay the holder an amount in cash equal to the fair market value of such shares of common stock.

A summary of the changes in the Company’s RSUs during the six months ended June 30, 2016 is as follows:

	Restricted Shares (in thousands)	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2015	1,064	$12.16
RSUs granted during 2015 which were contingent upon IPO	450	$13.65
RSUs granted during 2016	879	$19.35

Outstanding at June 30, 2016	2,393	$15.09

At June 30, 2016, there was $27.6 million of total unrecognized compensation cost related to unvested RSUs, which will be recognized over a weighted average period of 3.5 years.

Amended and Restated 2016 Employee Stock Purchase Plan

The Company’s board of directors adopted the Amended and Restated 2016 Employee Stock Purchase Plan (“2016 ESPP”), which became effective on May 18, 2016. The 2016 ESPP initially will

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

provide participating employees with the opportunity to purchase an aggregate of 700,000 shares of the Company’s common stock. The number of shares of common stock reserved for issuance under the 2016 ESPP will increase automatically on the first day of each January through 2026, in an amount equal to the lowest of: (1) 900,000 shares of the Company’s common stock; (2) 1.0% of the total number of shares of the Company’s common stock outstanding on the first day of the applicable fiscal year; and (3) an amount determined by the Company’s board of directors. The 2016 ESPP allows eligible employees to purchase shares of the Company’s common stock at a discount through payroll deductions of up to 15% of eligible compensation, subject to any plan limitations. Except for the initial offering period, the 2016 ESPP provides for 6-month offering periods beginning on May 1 and November 1 of each year. The initial offering period began on May 18, 2016, and will end in October 2016.

On each purchase date, eligible employees will purchase common stock at a price per share equal to 85% of the lesser of the fair market value of the Company’s common stock (i) on the first trading day of the applicable offering period and (2) the last trading day of each purchase period in the applicable offering period.

9. NET INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic and diluted net income per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its preferred stock to be participating securities. In the event a cash dividend is paid on common stock, the holders of preferred stock are also entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the preferred stock do not have a contractual obligation to share in losses. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income per share attributable to common stockholders. As a result of the conversion of preferred stock on May 18, 2016, the amount of earnings allocated to participating securities was based on the period the participating securities were outstanding during the three and six months ended June 30, 2016.

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The following table sets forth the computation of the Company’s basic and diluted net income per share attributable to common stockholders (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Numerator:
Net income	$17,598	$4,707	$32,195	$9,044
Less: preferred stock accretion	(636)	(1,085)	(1,722)	(2,159)
Less: undistributed earnings attributable to participating securities	(6,455)	(2,868)	(17,467)	(5,466)

Net income attributable to common stockholders—basic and diluted	$10,507	$754	$13,006	$1,419

Denominator:
Weighted-average shares used to compute net income per share attributable to common stockholders—basic	20,760	6,363	13,751	6,274
Dilutive effect of stock options, unvested restricted stock and restricted stock units, and employee stock purchase plan	3,613	1,700	3,176	1,699

Weighted-average shares used to compute net income per share attributable to common stockholders—diluted	24,373	8,063	16,927	7,973

Net income per share attributable to common stockholders
Basic	$0.51	0.12	$0.95	$0.23

Diluted	$0.43	0.09	$0.77	$0.18

The following common stock equivalents (in thousands) were excluded from the computation of diluted net income per share for the periods presented because including them would have been antidilutive:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Options to purchase common stock	15	467	270	451
Unvested restricted stock units	20	—	137	—
Preferred stock warrants	245	245	245	245
Preferred stock	—	24,177	—	24,177

10. COMMITMENTS AND CONTINGENCIES

Leases

The Company’s principal facilities are located in Maynard, Massachusetts and Hazlet, New Jersey and are leased by the Company under non-cancelable operating leases that expire in January 2019, with respect to the Massachusetts facility, and June 2018 and July 2018, with respect to various floors of the New Jersey facility. The Company also leases office space in various locations with expiration dates between 2016 and 2020. The lease agreements often include leasehold improvement

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

incentives, escalating lease payments, renewal provisions and other provisions which require the Company to pay taxes, insurance, maintenance costs or defined rent increases. All of the Company’s facility leases are accounted for as operating leases. Rent expense is recorded over the lease terms on a straight-line basis. Rent expense was $291,000 and $212,000 for the three months ended June 30, 2016 and 2015, respectively, and $551,000 and $419,000 for the six months ended June 30, 2016 and 2015, respectively.

In March 2016, the Company entered into a lease to relocate the current Hazlet operations to Holmdel, New Jersey, which expires in 2021. In April 2016, the Company entered into a lease to move the Maynard operations to another section of the current facility which expires in 2024. Both of these leases have been classified as operating leases. Future minimum payments under the leases are included in the table below.

Future minimum lease payments due under these non-cancelable lease agreements as of June 30, 2016, are as follows (in thousands):

Amounts
Remaining 2016	$622
2017	2,914
2018	3,276
2019	2,929
2020	2,928
Thereafter	9,812

Total	$22,481

In addition to the lease payments, the Company has committed to approximately $5.0 million of tenant improvements related to the Maynard lease which are expected to be incurred during 2016.

Warranties

The Company’s standard warranty obligation to its customers provides for repair or replacement of a defective product at the Company’s discretion for a period of time following purchase, generally between 12 and 24 months. Factors that affect the warranty obligation include product failure rates, material usage, and service delivery costs incurred in correcting product failures. The estimated cost associated with fulfilling the Company’s warranty obligation to customers is recorded in cost of revenue. Changes in the Company’s product warranty liability, which is included as a component of accrued liabilities on the condensed consolidated balance sheets, are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Warranty reserve, beginning of period	$1,147	$552	$763	$508
Provisions made to warranty reserve during the period	1,156	184	1,786	249
Charges against warranty reserve during the period	(997)	(94)	(1,243)	(115)

Warranty reserve, end of period	$1,306	$642	$1,306	$642

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Legal Contingencies

On January 22, 2016, ViaSat, Inc. filed a suit against the Company alleging, among other things, breach of contract, breach of the implied covenant of good faith and fair dealing and misappropriation of trade secrets. On February 19, 2016, the Company responded to ViaSat’s suit and alleged counterclaims against ViaSat including, among other things, patent misappropriation, breach of contract, breach of the implied covenant of good faith and fair dealing, misappropriation of trade secrets and unfair competition, which ViaSat denied in its response filed March 16, 2016. The lawsuit is still pending. The Company is continuing to evaluate ViaSat’s claims, but based on the information available to the Company today, the Company currently believes that this suit will not have a material adverse effect on the Company’s business or its consolidated financial position, results of operations or cash flows.

In addition, from time to time the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on the Company’s business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Indemnification

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company’s indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. During the six months ended June 30, 2016 and 2015, the Company had not experienced any losses related to these indemnification obligations. The Company does not expect significant claims related to these indemnification obligations, and consequently, concluded the fair value of these obligations is not material. Accordingly, as of June 30, 2016 and December 31, 2015, no amounts have been accrued related to such indemnification provisions.

Royalty Obligations

The Company incorporates technology into its products that is licensed from third parties. The Company has not committed to any future minimum obligations under the terms of the technology licensing agreements. The Company is required to pay royalties to the licensors of $15 to $17 per unit sold within the Company’s new 400 Gbps product family and for its newest product within the 100 Gbps product family. In addition, the Company pays royalties of $150 per unit sold for its older products within the 100 Gbps and 40 Gbps product families.

11. INCOME TAXES

The Company is subject to income tax in the United States as well as other tax jurisdictions in which it conducts business. Earnings from non-U.S. activities are subject to local country income tax. The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries as such earnings are reinvested indefinitely.

The Company’s tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items arising in that quarter. In each quarter, the Company

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

updates its estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Company makes a cumulative adjustment in that quarter. The Company’s quarterly tax provision, and its quarterly estimate of its annual effective tax rate, are subject to significant volatility due to several factors, including the Company’s ability to accurately predict its pre-tax income and loss in multiple jurisdictions, as well as the portions of stock-based compensation that will either not generate tax benefits or the tax benefit is unpredictable and reflected when realized by employees.

For the three months ended June 30, 2016 and 2015, the Company recorded a provision for income taxes of $2.2 million and $2.7 million, respectively, resulting in an effective tax rate of 11.2% and 36.6%, respectively. For the six months ended June 30, 2016 and 2015, the Company recorded a provision for income taxes of $3.8 million and $4.8 million, respectively, resulting in an effective tax rate of 10.6% and 34.6%, respectively. During the current year periods, the effective tax rate is lower than the statutory federal tax rate due to the favorable effect of foreign statutory tax rates applicable to income earned outside the United States under our new corporate structure.

The Company has been selected for examination by the Internal Revenue Service (“IRS”) for its 2013 tax year. It is difficult to estimate when the examination will be settled or the final outcome. However, the Company anticipates the examination will be settled before the end of 2016 and does not anticipate a significant impact to its gross unrecognized tax benefits related to the audit.

As of June 30, 2016, the Company had gross tax-effected unrecognized tax benefits of $1.5 million, of which $1.0 million, if recognized, would favorably impact the effective tax rate. The Company’s existing tax positions will continue to generate an increase in unrecognized tax benefits in subsequent periods. The Company’s policy is to record interest and penalties related to unrecognized tax benefits as income tax expense. During the three and six months ended June 30, 2016 and 2015, the amounts recorded related to the accrual of interest and penalties were immaterial in each period.

12. SEGMENT INFORMATION AND GEOGRAPHIC DATA

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Company’s president and chief executive officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the condensed consolidated financial statements.

Revenue by geographic region, based on ship-to destinations, was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
United States	$27,048	$10,505	$40,016	$17,980
China	45,968	20,997	87,352	34,996
Germany	25,564	19,481	44,720	40,168
Other	17,612	6,863	28,593	11,946

Total revenue	$116,192	$57,846	$200,681	$105,090

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Total long-lived assets by geographic region consisted of the following (in thousands):

	June 30, 2016	December 31, 2015
United States	$12,985	$10,896
Canada	2,434	3,227
Thailand	4,487	1,715
Other	862	87

Total long-lived assets	$20,768	$15,925

13. CONCENTRATIONS OF RISK

Customer Concentration

Customers with revenue equal to or greater than 10% of total revenue for the three and six months ended June 30, 2016 and 2015 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
A	32%	32%	38%	29%
B	27%	26%	24%	29%
C	10%	11%	11%	12%

Customer A is currently subject to U.S. Department of Commerce restrictions that could prevent sales to this customer after August 30, 2016. On August 19, 2016, the U.S. Department of Commerce further extended the temporary general license through November 28, 2016.

Customers that accounted for equal to or greater than 10% of accounts receivable at June 30, 2016 and 2015 were as follows:

	June 30, 2016	December 31, 2015
A	21%	21%
B	29%	*
C	11%	24%
D	*	10%

*	Less than 10% of accounts receivable at the date indicated

Supplier Concentration

The Company purchases a substantial portion of its inventory from contract manufacturers located in the United States, Canada and Thailand. For the three and six months ended June 30, 2016 and 2015, total inventory purchased from each of the contract manufacturers was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
X	46%	24%	44%	38%
Y	22%	—	16%	—
Z	20%	58%	20%	45%

The Company also outsources certain engineering projects to foundries located in the United States and Japan. During the three and six months ended June 30, 2016, the Company incurred 22%

Acacia Communications, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

and 18%, respectively, of its total research and development costs with the vendor located in the United States. The Company did not incur any research and developments costs with the United States vendor during the three and six months ended June 30, 2015. Costs incurred with the vendor located in Japan represented approximately 15% and 26%, of the Company’s total research and development costs during the three and six months ended June 30, 2015, respectively. Costs incurred with the vendor in Japan were less than 10% of total research and development expense during the three and six months ended June 30, 2016.

14. RELATED PARTIES

On June 1, 2016, Vincent Roche, President and Chief Executive Officer and a member of the board of directors of Analog Devices, Inc. (“ADI”) was elected to the Company’s board of directors. The Company, through its contract manufacturers, periodically purchases supplies from ADI pursuant to purchase orders negotiated on an arm’s length basis between ADI and the Company’s contract manufacturers at prevailing prices. These purchased supplies are used as content in certain of our manufactured products. The Company’s contract manufacturers made purchases from ADI of approximately $1.1 million and $355,000, during the three months ended June 30, 2016 and 2015, respectively, and $1.8 million and $584,000, during the six months ended June 30, 2016 and 2015, respectively.

15. SUBSEQUENT EVENTS

In July 2016, the Company assigned a U.S. patent application to one of the members of the Company’s board of directors, Eric Swanson, in exchange for the option to obtain an exclusive license to the patent in the field of network communications systems, and a non-exclusive license in all fields of use other than in the field of network communications systems or optical coherence tomography systems and methods.

4,500,000 Shares

Common Stock

Goldman, Sachs & Co.

BofA Merrill Lynch

Deutsche Bank Securities

Morgan Stanley

Needham & Company

Cowen and Company

William Blair

Northland Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the listing fee of the Nasdaq Global Select Market.

Amount
SEC registration fee	$60,609
FINRA filing fee	78,941
Accountants’ fees and expenses	250,000
Legal fees and expenses	400,000
Printing and engraving expenses	150,000
Miscellaneous	160,450

Total expenses	$1,100,000

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with all of our directors. These indemnification agreements may require us, among other things, to indemnify each such director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us since June 30, 2013, that were not registered under the Securities Act. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(1)	Under our 2009 Stock Plan, we granted stock options to purchase an aggregate of 2,046,900 shares of our common stock, with exercise prices ranging from $1.67 to $13.65 per share, and an aggregate of 1,314,378 restricted stock units to be settled in shares of our common stock to certain of our employees, officers, consultants and advisors. 90,812 shares of common stock have been issued pursuant to the exercise of stock options.

(2)	Under our 2016 Equity Incentive Plan, we granted an aggregate of 1,010,000 restricted stock units to be settled in shares of our common stock to certain of our employees.

The stock options and the common stock issuable upon the exercise of such options and the restricted stock units described in paragraph (1) of this Item 15 were issued under our 2009 Stock Plan in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. The restricted stock units described in paragraph (2) of this Item 15 were issued under our 2016 Equity Incentive Plan in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The exhibits to the registration statement of which this prospectus is a part are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b)	Financial Statement Schedules.

No financial statement schedules have been submitted because they are not required or are not applicable or because the information required is included in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Maynard, Commonwealth of Massachusetts, on this 4th day of October, 2016.

ACACIA COMMUNICATIONS, INC.

By:	/s/ Murugesan Shanmugaraj
Murugesan Shanmugaraj
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Murugesan Shanmugaraj Murugesan Shanmugaraj	President, Chief Executive Officer and Director (Principal Executive Officer)	October 4, 2016

/s/ John F. Gavin John F. Gavin	Chief Financial Officer (Principal Financial Officer)	October 4, 2016

/s/ Francis J. Murphy Francis J. Murphy	Corporate Controller (Principal Accounting Officer)	October 4, 2016

* Eric A. Swanson	Chairman of the Board of Directors	October 4, 2016

* Peter Y. Chung	Director	October 4, 2016

* Benny P. Mikkelsen	Director	October 4, 2016

* Stan J. Reiss	Director	October 4, 2016

* John Ritchie	Director	October 4, 2016

* Vincent T. Roche	Director	October 4, 2016

*By:	/s/ Murugesan Shanmugaraj
Murugesan Shanmugaraj
Attorney-in-Fact

EXHIBIT INDEX

Some of the agreements included as exhibits to this registration statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit	Description

1.1	Form of Underwriting Agreement

3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on May 24, 2016)

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on May 24, 2016)

4.1	Specimen stock certificate evidencing shares of common stock (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed December 21, 2015)

4.2	Amended and Restated Investors’ Rights Agreement, dated April 17, 2013, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed December 21, 2015)

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed December 21, 2015)

10.2 +	2016 Equity Incentive Plan incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed February 24, 2016)

10.7 +	Form of Incentive Stock Option Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1 filed February 24, 2016)

10.8 +	Form of Non-statutory Stock Option Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registration Statement on Form S-1 filed February 24, 2016)

10.9 +	Form of Restricted Stock Unit Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-1 filed February 24, 2016)

10.10+	Amended and Restated 2016 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-1 filed February 24, 2016)

10.11 +	Severance and Change in Control Benefits Plan (incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-1 filed December 21, 2015)

Exhibit	Description

10.12 +	Form of Restricted Stock Agreement by and between the Registrant and each of Murugesan Shanmugaraj, Benny P. Mikkelsen and Bhupendra C. Shah (incorporated by reference to Exhibit 10.12 to Registration Statement on Form S-1 filed December 21, 2015)

10.13	Commercial Lease, dated October 27, 2009, by and between the Registrant and AS Clock Tower Owner, LLC, as amended (incorporated by reference to Exhibit 10.13 to Registration Statement on Form S-1 filed December 21, 2015)

10.14	Commercial Lease, dated January 21, 2013, by and between the Registrant and Hi-Tech Properties, I, LLC, as amended (incorporated by reference to Exhibit 10.14 to Registration Statement on Form S-1 filed December 21, 2015)

10.15†	Strategic Partnering Agreement, dated March 8, 2011, by and between the Registrant and ADVA Optical Networking North America, Inc., as amended (incorporated by reference to Exhibit 10.16 to Registration Statement on Form S-1 filed December 21, 2015)

10.16†	General Conditions of Purchase, dated December 3, 2010, by and between the Registrant and ZTE Corporation, as amended (incorporated by reference to Exhibit 10.17 to Registration Statement on Form S-1 filed December 21, 2015)

10.17†	Master Supply Agreement, dated October 18, 2013, by and between the Registrant and Fujitsu Semiconductor America, Inc. (incorporated by reference to Exhibit 10.18 to Registration Statement on Form S-1 filed December 21, 2015)

10.18†	Manufacturing Services Agreement, dated as of August 6, 2015, by and between the Registrant and Sanmina Corporation (incorporated by reference to Exhibit 10.19 to Registration Statement on Form S-1 filed December 21, 2015)

10.19	Lease, dated April 13, 2016, by and between the Registrant and AS Clock Tower Owner, LLC (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Registration Statement on Form S-1 filed May 2, 2016)

10.20	Commercial Lease, dated March 18, 2016, by and between the Registrant and Somerset Holmdel Development I Urban Renewal, L.P. (incorporated by reference to Exhibit 10.21 to Amendment no. 2 to Registration Statement on Form S-1 filed May 2, 2016)

21.1*	List of Subsidiaries

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed.
+	Indicates management contract or compensatory plan.
†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.